Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

by and among

CARBON Energy corporation and nytis exploration (USA) Inc.

as Sellers,

DIVERSIFIED GAS & OIL CORPORATION,

as Purchaser,

nytis exploration company LLC and carbon appalachian company, llc,

as the Companies,

and

Carbon Tennessee Mining Company, LLC, Carbon Appalachia Group, LLC, Carbon Appalachia Enterprises, LLC, Appalachia Gas Services Company, LLC, Coalfield Pipeline Company, Knox Energy, LLC, Carbon West Virginia Company LLC, and Cranberry Pipeline Corporation,

as the CAC Subsidiaries

April 7, 2020

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7.12 Rentals and Royalties	22
7.13 Taxes	22
7.14 Claims; Proceedings	23
7.15 Compliance with Laws	23
7.16 Material Contracts	24
7.17 Production Sales Contracts	25
7.18 Leases	25
7.19 Outstanding Obligations	25
7.20 Bonds	25
7.21 Insurance	25
7.22 Employment; Benefit Plans	26
7.23 Partnerships	27
7.24 Information Statement	28
7.25 Environmental	28
7.26 Permits	28
7.27 Plugging and Abandonment Obligations	28
7.28 Guarantees	29
7.29 Imbalances	29
7.30 Bank Accounts	29
7.31 Bankruptcy	29
7.32 Regulatory Status	29

ARTICLE 8 REPRESENTATION AND WARRANTIES OF PURCHASER	29
8.1 Existence and Good Standing	29
8.2 Foreign Qualification	29
8.3 Power and Authority	29
8.4 Due Authorization	29
8.5 Execution and Delivery; Enforceability	30
8.6 Liabilities for Brokers’ Fees	30
8.7 Conflicts	30
8.8 Proceedings	30
8.9 Independent Evaluation	30
8.10 Securities Laws	31
8.11 Qualification	31

ARTICLE 9 CERTAIN COVENANTS AND AGREEMENTS	32
9.1 Affirmative Operations Covenants	32
9.2 Restriction on Operations	32
9.3 Marketing	33
9.4 Legal Status	33
9.5 Notices of Claims	33
9.6 Compliance with Laws	33
9.7 Governmental Reviews and Filings; Customary Post-Closing Consents	34
9.8 Material Required Consents	34
9.9 Preferential Purchase Rights	34
9.10 Casualty Loss	36
9.11 Confidentiality	36
9.12 Public Announcements	37
9.13 [Reserved]	37
9.14 Required Bonding	37
9.15 Breach Before Closing	37
9.16 Fulfillment of Conditions	37
9.17 Amendment of Sellers’ Schedules and Exhibits	38
9.18 Acquisition of Remainder of Nytis LLC Membership Interests	38
9.19 Employee Matters	38
9.20 Information Statement	38

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9.21 R&W Insurance Policy	39
9.22 Management Services Agreement	39
9.23 Transition Services	39
9.24 No Solicitation.	39

ARTICLE 10 PARTIES’ CONDITIONS TO CLOSING	41
10.1 Mutual Conditions	41
10.2 Sellers’ Conditions	41
10.3 Purchaser’s Conditions	41

ARTICLE 11 TERMINATION	42
11.1 Termination	42
11.2 Remedies	43
11.3 Effect of Termination	44

ARTICLE 12 CLOSING	44
12.1 Closing	44
12.2 Closing Obligations	44

ARTICLE 13 CERTAIN POST-CLOSING OBLIGATIONS	45
13.1 Post-Closing Adjustments	45
13.2 Amounts Received After the Closing	47
13.3 Contingent Payment	48
13.4 Records	48
13.5 Removal of Name	48
13.6 Litigation Support	48
13.7 Further Assurances	48
13.8 Post-Closing Documents	48

ARTICLE 14 TAX MATTERS	48
14.1 Tax Treatment of Purchase of Membership Interests	48
14.2 Filing of Tax Returns and Payment of Taxes	49
14.3 Amended Tax Returns	50
14.4 Tax Refunds	50
14.5 Transfer Taxes	50
14.6 Cooperation	50

ARTICLE 15 ASSUMPTION AND RETENTION OF LIABILITIES; INDEMNIFICATION	51
15.1 Assumption and Retention of Liabilities	51
15.2 Survival	52
15.3 Indemnification and Defense	52
15.4 Claim Notice	53
15.5 Third-Party Claims	54
15.6 Retained Proceedings	55
15.7 Limitations on Losses	56
15.8 Order of Recovery; R&W Insurance Policy; Indemnity Escrow Fund.	57
15.9 Determination of Losses	58
15.10 Exclusive Remedy	59
15.11 Subrogation	59

ARTICLE 16 MISCELLANEOUS	59
16.1 Expenses	59
16.2 Jurisdiction and Venue	59
16.3 Waiver of Jury Trial	59
16.4 Time of the Essence; Calculation of Time	60
16.5 Notices	60
16.6 Entire Agreement	61
16.7 Amendments and Waivers	61
16.8 Binding Effect; Assignment	61
16.9 Counterparts	61
16.10 Governing Law	62
16.11 Third-Party Beneficiaries	62
16.12 Severability	62
16.13 Headings	62
16.14 Disclaimers	63

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Appendix

Appendix	Description
A	Defined Terms

Exhibits

Exhibit	Description
A	Leases, Lands and Mineral Fee Interests
B	Wells and Units
C	Midstream Assets
D	Rights-of-Way, Easements, Surface Use Agreements, Surface Leases
E	Material Contracts
F	Permits
G	Equipment, Machinery, Fixtures
H	Field Offices and Office Leases
I	Storage Fields
J	Vehicles
K	Miscellaneous Assets
L	Hedging Instruments
M	Suspense Funds
N	Nytis LLC Subsidiaries
O	Excluded Surface Properties
P	Specific Excluded Assets
Q	Excluded Contracts and Other Assets
R	Form of Assignment of the Excluded Assets
S	Contingent Payment Structure
T	Form of Transition Services Agreement
U	Form of Assignment of CAC Membership Interests
V	Form of Assignment of Nytis LLC Membership Interests
W	Form of Closing Certification of Sellers and the Companies
X	Form of Closing Certification of Purchaser

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Sellers’ Schedules

Schedule	Description
3.3(b)	Illustration of Calculation of Net Adjusted Capital
3.5	Purchase Price Allocation Between Sellers
7.1	States of Formation and Qualifications of the Companies and the CAC Subsidiaries
7.5(a)	Equity Interests in Third Parties
7.5(b)	Equity Interests in the Company Entities
7.7(b)	Undisclosed Liabilities
7.9	Material Required Consents
7.10	Preferential Rights
7.11	Conflicts
7.12	Proceedings regarding Rentals and Royalties
7.13	Taxes
7.14	Claims and Proceedings
7.15	Compliance with Law
7.16	Breaches/Defaults Under Material Contracts
7.17(a)	Production Sales Contracts that require more than 60 days’ notice to terminate
7.17(b)	Hedging Instruments Burdening the Acquired Assets
7.18	Breaches/Defaults Under Leases
7.19	Outstanding AFEs
7.20	Bond and Surety Requirements
7.21	Pending Insurance Claims
7.22(a)	Employees
7.22(b)	Consultants
7.22(c)	Employee/Benefit Proceedings
7.22(e)	Union Activity
7.23(b)	Equity Interests in Partnerships
7.25	Environmental
7.26(b)	Permits
7.27	Plugging and Abandonment Obligations
7.28	Guarantees
7.29	Imbalances
7.30	Bank Accounts

Purchaser’S Schedules

Schedule	Description
8.7	Conflicts
8.8	Proceedings
15.3(a)(iv)	Indemnification Matters
15.8(c)(ii)	Specified Retained Liabilities

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MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This Membership Interest Purchase and Sale Agreement (this “Agreement”), dated as of April 7, 2020 (the “Execution Date”), is by and among Carbon Energy Corporation, a Delaware corporation (“Carbon”), Nytis Exploration (USA) Inc., a Delaware corporation (“Nytis USA”), Diversified Gas & Oil Corporation, a Delaware corporation (“Purchaser”), Nytis Exploration Company LLC, a Delaware limited liability company (“Nytis LLC”), Carbon Appalachian Company, LLC, a Delaware limited liability company (“CAC”), Carbon Tennessee Mining Company, LLC, a Delaware limited liability company, Carbon Appalachia Group, LLC, a Delaware limited liability company, Carbon Appalachia Enterprises, LLC, a Delaware limited liability company, Appalachia Gas Services Company, LLC, a Delaware limited liability company, Coalfield Pipeline Company, a Tennessee corporation, Knox Energy, LLC, a Tennessee limited liability company, Carbon West Virginia Company LLC, a Delaware limited liability company, and Cranberry Pipeline Corporation, a Delaware corporation. Carbon and Nytis USA are each individually referred to herein as a “Seller” and collectively as the “Sellers.” Nytis LLC and CAC are each individually referred to herein as a “Company” and collectively as the “Companies.” Carbon Tennessee Mining Company, LLC, Carbon Appalachia Group, LLC, Carbon Appalachia Enterprises, LLC, Appalachia Gas Services Company, LLC, Coalfield Pipeline Company, Knox Energy, LLC, Carbon West Virginia Company, LLC and Cranberry Pipeline Corporation are each referred to herein as a “CAC Subsidiary” and collectively as the “CAC Subsidiaries.” Set forth on Exhibit N hereto is a list of various partnerships (each a “Partnership” and collectively, the “Partnerships”) and an Indiana limited liability company partially owned by Nytis LLC (each, a “Nytis LLC Subsidiary” and collectively, the “Nytis LLC Subsidiaries”). The Purchaser, each Seller, each Company and each CAC Subsidiary is sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Recitals

A. Carbon owns 100% of the issued and outstanding membership interests in and to CAC (the “CAC Membership Interests”).

B. Nytis USA owns 100% of the issued and outstanding membership interests in and to Nytis LLC (the “Nytis LLC Membership Interests” and collectively with the CAC Membership Interests, the “Membership Interests”).

C. Prior to the execution and delivery of this Agreement, holders of approximately 65.0% of the outstanding shares of the common and preferred stock of Carbon (voting together as a single class) (each, a “Carbon Consenting Stockholder”) have executed and delivered a written consent (the “Carbon Stockholder Consent”), which satisfies the Carbon Requisite Stockholder Approval, approving this Agreement and the Contemplated Transactions for purposes of Section 271 of the Delaware General Corporation Law (the “DGCL”), which consent shall become effective immediately following the approval of this Agreement by the Carbon Board of Directors (the “Carbon Board”) and the execution of this Agreement in accordance with Section 228(c) of the DGCL.

D. Prior to the execution and delivery of this Agreement, Carbon, the holder of 100% of the outstanding shares of the common stock of Nytis USA has executed and delivered a written consent (the “Nytis USA Stockholder Consent”), adopting and approving this Agreement and the Contemplated Transactions which consent shall become effective immediately following the approval of this Agreement by the Nytis USA Board of Directors and the execution of this Agreement in accordance with Section 228(c) of the DGCL.

E. Carbon desires to sell the CAC Membership Interests and Nytis USA desires to sell the Nytis LLC Membership Interests in exchange for consideration to be paid by Purchaser under the terms of, and subject to the conditions in, this Agreement.

F. Purchaser desires to purchase the Membership Interests under the terms of, and subject to the conditions in, this Agreement.

Agreement

ARTICLE 1
DEFINED TERMS; RULES OF CONSTRUCTION

1.1 Defined Terms. Capitalized terms used in this Agreement that are not otherwise defined in this Agreement are defined in Appendix A.

1.2 Rules of Construction.

(a) References to any agreement or other document are to such agreement or document as amended, modified, superseded, supplemented, and restated now or from time to time after the date of this Agreement.

(b) References to any Law are references to such Law as amended, modified, supplemented, and restated now or from time to time after the date of this Agreement, and to any corresponding provisions of successor Laws, and, unless the context requires otherwise, any reference to any statute shall be deemed also to refer to all rules and regulations promulgated and Orders issued thereunder;

(c) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The term “cost” includes expense and the term “expense” includes “cost.”

(e) The Parties acknowledge that each Party and its attorneys have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f) All references to currency herein shall be to, and all payments required hereunder shall be paid in, US Dollars.

(g) Any event hereunder requiring the payment of cash or cash equivalents and any action to be taken hereunder on a day that is not a Business Day shall be deferred until the first Business Day occurring after such day.

(h) Each exhibit and schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit or schedule, the provisions of the main body of this Agreement shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale of Membership Interests. At the Closing, Carbon shall sell and convey to Purchaser, and Purchaser shall purchase and receive from Carbon, the CAC Membership Interests, free and clear of all Liens and Preferential Rights except Statutory Transfer Restrictions, under the terms of, and subject to the conditions in, this Agreement. At the Closing, Nytis USA shall sell and convey to Purchaser, and Purchaser shall purchase and receive from Nytis USA, the Nytis LLC Membership Interests free and clear of all Liens and Preferential Rights except Statutory Transfer Restrictions, under the terms of, and subject to the conditions in, this Agreement.

2.2 Acquired Assets. As used herein, “Acquired Assets” shall mean all of the assets of the Company Entities, including but not limited to all of the interest of each of the Company Entities in and to the following:

(a) the oil and gas leases described on Exhibit A (collectively, the “Leases”), together with all other interests of any kind or character in and to the Leases (including all working interests, net revenue interests, overriding royalties, production payments, net profits interests, carried interests, reversionary interests and other Hydrocarbon interests of any kind or character derived from the Leases) and the lands covered by the Leases (the “Lands”);

(b) the mineral fee interests described on Exhibit A (the “Mineral Fee Interests”);

(c) all oil, gas, water, carbon dioxide, water disposal, injection and other wells located on any of the Leases or Mineral Fee Interests or on any other lease or lands with which any Lease or Mineral Fee Interest has been unitized, whether such wells are producing or non-producing, including but not limited to those wells described on Exhibit B (the “Wells” and together with the Leases, Lands and Mineral Fee Interests, the “Acquired Properties”);

(d) all rights and interests in, under or derived from all unitization, pooling, and communitization agreements, declarations, and orders in effect with respect to any of the Leases, Mineral Fee Interests or Wells and the units created thereby, including but not limited to the unit agreements described on Exhibit B (the “Units”);

(e) those certain natural gas pipeline systems described on Exhibit C, which, for the sake of clarity, shall include all pipelines, gathering lines and flowlines owned by the Company Entities and the associated rights-of-way, easements, equipment and machinery including, without limitation, the meters and compressors described on said Exhibit C (the “Midstream Assets”);

(f) the rights-of-way, Easements, surface leases, surface use agreements and other surface rights necessary or useful for or related to the Acquired Properties, Units and Midstream Assets, including without limitation, those described on Exhibit D (the “Surface Rights Agreements”);

(g) all Hydrocarbon sales, purchase, gathering, and processing contracts, operating agreements, balancing agreements, and other contracts and agreements in connection with the operations of the Acquired Assets to which any of the Company Entities is a party and/or which bind the Acquired Assets described in this Section 2.2, including without limitation the contracts and agreements listed on Exhibit E (the “Material Contracts”);

(h) the Permits described on Exhibit F;

(i) all Hydrocarbons attributable to the Leases, Mineral Fee Interests and/or Wells to the extent such Hydrocarbons were produced from and after the Effective Time and all Imbalances;

(j) all owned and leasehold interests in the equipment, machinery, fixtures and other personal property described on Exhibit G (which exhibit separately identifies whether such property is owned or leased);

(k) the owned field offices (“Owned Real Estate”) and the leased field offices (“Leased Real Estate”) described on Exhibit H;

(l) the storage fields described on Exhibit I (“Storage Fields”);

(m) the vehicles described on Exhibit J;

(n) the computers, servers, information systems, and miscellaneous items described on Exhibit K;

(o) to the extent not subject to (i) payment of a transfer, licensing or similar fee, penalty or other consideration under third party agreements or (ii) obtaining any consent that is not obtained after the exercise of commercially reasonable efforts by Sellers and any of the Company Entities, a non-exclusive, non-transferable license to receive copies of all Technical Data to the extent relating to the Acquired Properties (the “Data”);

(p) except for Claims, payments, and proceeds under insurance policies (the proceeds of which are not transferred in connection with any Casualty Losses that are covered under Section 9.10), all rights to payment arising out of or attributable to the Acquired Properties accruing or attributable to any period from and after the Effective Time, and all rights, Claims, refunds, causes of action, or choses in action relating to the foregoing;

(q) those Hedging Instruments described in Exhibit L and any rights or obligations under any such Hedging Instruments;

(r) all warranties and rights to indemnification and defenses attributable to the assets described in subsections (a) through (q) above;

(s) to the extent in the possession or under the control of Sellers or any of the Company Entities, all land records, lease records, well files, division order files, contract files, title records (including abstracts of title, title opinions and memoranda, title curative documents, broker run sheets and landowner contact information) but excluding any information covered by the attorney-client or attorney work-product privilege (other than title opinions and title memoranda) or other confidentiality restrictions that prevent their disclosure to Purchaser (the “Records”); and

(t) all funds held in suspense by any of the Companies and the CAC Subsidiaries with respect to the operation or ownership of the Acquired Properties as described in Exhibit M (“Suspense Funds”)

“Acquired Assets” shall also include all of Nytis LLC’s right, title and interest in and to the Nytis LLC Subsidiaries as described on Exhibit N.

2.3 Excluded Assets. Notwithstanding Section 2.2, the Acquired Assets shall not include the following assets of any of the Company Entities (the “Excluded Assets”):

(a) all accounts receivable or rights to payment, refund, or indemnity accruing or attributable to any period before the Effective Time, including the right to any payments with respect to any Royalties, the full benefit of all Liens, security for such accounts or rights to payment accruing or attributable to any period before the Effective Time or that include or relate to any of the Retained Liabilities, and all rights, Claims, refunds, causes of action, or choses in action relating to the foregoing;

(b) all production of Hydrocarbons (and proceeds from the sale of Hydrocarbons) from or attributable to the Acquired Assets with respect to any period before the Effective Time;

(c) except as contemplated in Section 9.10 in respect of Casualty Losses, all insurance policies, and any Claims, payments, and proceeds under any such insurance policies;

(d) all deposits, surety bonds, letters of credit, collateral and other type of security or credit support posted prior to Closing;

(e) all information entitled to legal privilege, including attorney work product and attorney-client communications (excluding title opinions and title memoranda), and all information relating to the Excluded Assets and the Contemplated Transactions;

(f) studies related to reserve assessments and economic estimates and analyses, including but not limited to internal valuation data, business plans, reserve reports and business studies, but excluding the Technical Data to the extent the same is Data;

(g) all records relating to efforts to sell the Membership Interests or the Acquired Assets;

(h) Excluded Surface Properties described in Exhibit O and any proceeds from the sale or lease thereof;

(i) any assets and properties specifically listed on Exhibit P regardless that such assets and properties may be used or held for use in connection with the Acquired Assets;

(j) all proceeds from the settlement or disposition of any Claims, Proceedings, or disputes against Persons that are not an Indemnified Purchaser Party to the extent such proceeds relate to the other Excluded Assets described in this Section 2.3;

(k) to the extent relating to the other Excluded Assets described in this Section 2.3 or relating to matters for which Sellers have agreed to indemnify the Indemnified Purchaser Parties hereunder or relating to any of the Retained Liabilities, all warranties and rights to indemnification;

(l) audit rights under operating agreements or other contracts or agreements with respect to periods before the Effective Time or in connection with any other Excluded Assets described in this Section 2.3, Retained Liabilities or matters for which Purchaser has agreed to indemnify the Indemnified Seller Parties hereunder (and Purchaser will cooperate with Sellers to facilitate Sellers’ exercise of such rights);

(m) Assets excluded pursuant to Section 5.3(c) and 6.2(b);

(n) all rights, Claims, refunds, causes of action, or choses in action (i) under the Transaction Documents, (ii) arising out of or relating to any of the other Excluded Assets described in this Section 2.3, the Retained Liabilities or any other matters for which Sellers are obligated hereunder to indemnify any Person or (iii) attributable to Title Defects to the extent the Base Purchase Price has been reduced as a result of such Title Defect;

(o) data, software and Records to the extent disclosure or transfer is prohibited by a change of control provision or otherwise, or subjected to payment of a fee, penalty or other consideration by any license agreement or other agreement with a Person other than Affiliates of Sellers, or by applicable Law, and for which no consent to transfer has been received after the exercise of commercially reasonable efforts by Sellers and the Company Entities to obtain a consent, or for which Purchaser has not agreed in writing to pay such fee, penalty or other consideration, as applicable;

(p) Claims for refunds or loss carry forwards with respect to Taxes attributable to the period prior to the Effective Time or Taxes attributable to the Excluded Assets;

(q) the Excluded Employment Agreements;

(r) the Lexington Office Lease; and

(s) the Contracts and other assets listed in Exhibit Q .

2.4 Assignments of Excluded Assets of the Companies. The Parties agree and acknowledge that, prior to Closing, Sellers shall cause the Company Entities to assign and transfer to Sellers (or an Affiliate thereof) all of the right, title and interest of any of the Company Entities in and to the Excluded Assets on an assignment in substantially the form attached hereto as Exhibit R (the “Assignment of the Excluded Assets”).

2.5 Effective Time. The purchase and sale of the Membership Interests and the assumption of the Assumed Liabilities related thereto shall be effective as of 12:01 a.m. Eastern Time on January 1, 2020; provided, however, if Closing has not occurred on or prior to June 1, 2020, the Effective Time of the purchase and sale of the Membership Interests and the assumption of the Assumed Liabilities related thereto shall be effective as of 12:01 a.m. Eastern Time on February 1, 2020 (as applicable, the “Effective Time”).

ARTICLE 3
PURCHASE PRICE; DEPOSIT; PRELIMINARY SETTLEMENT STATEMENTS

3.1 Purchase Price.

(a) Subject to the other terms and provisions of this Agreement, the consideration to be paid at Closing by Purchaser to Sellers for the Membership Interests shall be One Hundred Ten Million Dollars (US$110,000,000.00) (the “Base Purchase Price”), as adjusted under Section 3.3. The adjustments under Section 3.3 shall be preliminarily determined under Section 3.4(a) pursuant to the Preliminary Settlement Statement and subject to final adjustment after the Closing under Section 13.1 pursuant to the Final Settlement Statement.

(b) In addition to the Base Purchase Price, as adjusted, the consideration to be paid by Purchaser to Sellers shall include a contingent payment of up to an aggregate of Fifteen Million Dollars ($15,000,000.00) payable in accordance with the Contingent Payment Structure attached hereto as Exhibit S and incorporated herein for all purposes (the “Contingent Payment”).

3.2 Deposit; Escrow Agent. Within twenty-four (24) hours of the Parties’ execution of this Agreement, (a) Purchaser shall deposit with Wilmington Trust, National Association (the “Escrow Agent”) by federal funds wire transfer of immediately available funds Five Million Dollars ($5,000,000.00) (the “Deposit”) as earnest money in connection with the sale and purchase of the Membership Interests. The Deposit shall be held by Escrow Agent in accordance with the Escrow Agreement and this Agreement. The Deposit shall be non-refundable, unless the Closing does not take place and/or this Agreement is terminated, in which case the Deposit shall be retained or refunded as described in Section 11.2. The Parties agree that the Deposit is reasonable liquidated damages (and is not a penalty) considering all the circumstances existing on the Execution Date, including the relationship of the sum to the range of harm to Sellers that reasonably could be anticipated and the anticipation that proof of actual damages would be costly or inconvenient. In the event the Contemplated Transactions Close, the Parties shall direct the Escrow Agent to release the Deposit to Sellers, and such Deposit shall be credited against the Base Purchase Price payable by Purchaser hereunder, as described in Section 3.4(b). Sellers, on the one hand, and Purchaser, on the other hand, shall each bear one-half of any costs of Escrow Agent under the Escrow Agreement.

3.3 Adjustments to Base Purchase Price. The Base Purchase Price shall be adjusted as follows:

(a) Adjustments for Revenues and Expenses. The Base Purchase Price shall be adjusted for revenues and expenses as follows (without duplication):

(i) Upward Adjustments. The Base Purchase Price shall be adjusted upward by the following:

(A) revenues and proceeds received after the Effective Time by Sellers, Purchaser, the Companies, the CAC Subsidiaries and/or Nytis LLC’s allocable share of the revenues and proceeds of the Nytis LLC Subsidiaries attributable to the sale of Hydrocarbons produced from the Acquired Assets prior to the Effective Time;

(B) revenues and proceeds received after the Effective Time by Purchaser, Coalfield Pipeline Company and Cranberry Pipeline Corporation attributable to their respective business of transporting, processing and marketing of Hydrocarbons and associated operations prior to the Effective Time;

(C) any costs and expenses (including rentals, Royalties, Taxes, capital expenditures, lease operating expenses, and actual overhead charges paid to third-parties under joint operating agreements, joint interest billings, shut-in payments, drilling expenses, workover expenses, geological costs, geophysical costs, and other exploration or development expenditures and costs) paid by Sellers, the Companies or any of the CAC Subsidiaries that are attributable to the ownership or operation of the Acquired Assets from and after the Effective Time;

(D) Sellers’, the Companies’, CAC Subsidiaries’ and Nytis LLC Subsidiaries’ general and administrative expenses in the amount of $175,000 per month (prorated for any partial month) from and after the Effective Time until the Closing Date; and

(E) any payments made by Sellers, the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries from and after the Effective Time until the Closing Date in respect of any settlement of any Hedging Instrument described on Exhibit L.

(ii) Downward Adjustments. The Base Purchase Price shall be adjusted downward by the following:

(A) revenues and proceeds received prior to Closing by the Companies, the CAC Subsidiaries and/or Nytis LLC’s allocable share of the revenues and proceeds of the Nytis LLC Subsidiaries attributable to the sale of Hydrocarbons produced from the Acquired Assets on or after the Effective Time;

(B) revenues and proceeds received prior to Closing by Coalfield Pipeline Company and Cranberry Pipeline Corporation attributable to their respective business of transporting, processing and marketing of Hydrocarbons and associated operations on or after the Effective Time;

(C) any costs and expenses (including rentals, Royalties, Taxes, capital expenditures, lease operating expenses, and overhead charges under joint operating agreements, capital expenses, joint interest billings, shut-in payments, drilling expenses, workover expenses, geological costs, geophysical costs, and other exploration or development expenditures and costs (but excluding the general and administrative expenses that are an upward adjustment to the Base Purchase Price pursuant to Section 3.3(a)(i)(D)) attributable to the ownership or operation of the Acquired Assets prior to the Effective Time which were incurred prior to Closing and remain unpaid as of Closing;

(D) the amount of the Defect Adjustment, if any;

(E) the amount of the Allocated Value of each Acquired Asset affected by a Material Required Consent or Preferential Right that has been excluded from Closing pursuant to Section 9.8(c) or Section 9.9(c); and

(F) any revenues and proceeds received by Sellers, the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries from and after the Effective Time until the Closing Date in respect of any settlement of any Hedging Instrument described on Exhibit L.

(b) Net Adjusted Capital. The Net Adjusted Capital of the Companies, on a consolidated basis, shall be determined as of the Closing Date and adjust the Base Purchase Price as follows:

(i) if the Net Adjusted Capital is a positive amount, the Base Purchase Price shall be adjusted upward by the amount of the Net Adjusted Capital; and

(ii) if the Net Adjusted Capital is a negative amount, the Base Purchase Price shall be adjusted downward by the amount of the Net Adjusted Capital.

3.4 Preliminary Settlement Statement; Closing Payment.

(a) Preliminary Settlement Statement. The Base Purchase Price shall be preliminarily adjusted at the Closing pursuant to a settlement statement (the “Preliminary Settlement Statement”) mutually agreed upon by Sellers and Purchaser, acting in good faith, on or before the Closing; provided, however, if Sellers and Purchaser are unable to agree upon and approve such settlement statement prior to Closing, the settlement statement provided by Sellers as adjusted by Purchaser shall constitute the Preliminary Settlement Statement used to determine the Preliminary Adjustment Amount and Closing Payment. A draft of the Preliminary Settlement Statement shall be prepared by Sellers, acting in good faith, and provided to Purchaser at least Seven (7) Business Days before the Closing Date, and the Purchaser shall deliver to Sellers its adjustments at least two (2) Business Days before the Closing Date. The Preliminary Settlement Statement shall set forth: (i) the Base Purchase Price; (ii) estimates of the adjustments under Section 3.3; and (iii) the resulting Preliminary Adjustment Amount and Closing Payment.

(b) Closing Payments. The Base Purchase Price, as increased or decreased by the net amount of the estimated upward and downward adjustments under Section 3.3 set forth in the Preliminary Settlement Statement (the “Preliminary Adjustment Amount”), less the Deposit, is referred to as the “Closing Payment.” At the Closing, the Closing Payment shall be paid as follows:

(i) Purchaser shall deposit an amount equal to (A) the retention under the R&W Insurance Policy, plus (B) the aggregate amount allocated to the Specified Retained Liabilities as set forth on Schedule 15.8(c)(ii) (the “Indemnity Escrow Amount”) with the Escrow Agent and such funds plus all income accrued thereon (the “Indemnity Escrow Fund”) shall be maintained by the Escrow Agent to secure certain obligations of Sellers under this Agreement and shall be administered and payable in accordance with this Agreement and the Indemnity Escrow Agreement;

(ii) Purchaser, on behalf of Nytis USA and Carbon Appalachia Enterprises, LLC, shall pay an amount equal to the then outstanding principal balance and accrued but unpaid interest due under the Credit Agreement (the “Credit Facility Payoff”) to the Administrative Agent under the Credit Agreement for the benefit of the Lenders thereunder, by federal funds wire transfer of immediately available funds to an account(s) designated by Sellers in writing; and

(iii) To the extent not paid by Sellers prior to the Closing, Purchaser, on behalf of Sellers, shall pay an amount equal to Sellers’ share of the costs and expenses due with respect to the R&W Insurance Policy pursuant to Section 9.21 (the “R&W Insurance Policy Costs”) to the R&W Insurer, by federal funds wire transfer of immediately available funds to an account designated by the R&W Insurer in writing; and

(iv) Purchaser shall pay to Sellers an amount equal to (A) the Closing Payment minus (B) the Indemnity Escrow Amount, minus (C) the R&W Insurance Policy Costs (the “Seller Closing Payment”), by federal funds wire transfer of immediately available funds to an account or accounts designated by Sellers in writing.

3.5 Allocation.

(a) The Base Purchase Price is hereby allocated among the Company Entities as set forth on Schedule 3.5 attached hereto. Sellers make no representation or warranty concerning the accuracy of such allocation. The allocation of value by the Parties among the Assets was arrived at by arms’-length negotiations and shall be used by the Parties in reporting the Contemplated Transactions for Tax purposes.

(b) The Base Purchase allocated pursuant to Section 3.5(a) to any Company Entity that is a limited liability company shall be further allocated among the Acquired Assets held by such Company Entity as determined in the sole discretion of Purchaser in accordance with Section 1060 of the Code and the applicable Treasury Regulations thereunder. Buyer shall prepare and deliver Form 8594 to Sellers no later than 60 days after the Final Determination Date and the Parties shall report the Contemplated Transactions for Tax purposes consistent therewith.

(c) Solely for purposes of determining the amount of the Defect Adjustment pursuant to Title Defects and/or Adverse Environmental Conditions, if any, the Base Purchase Price is hereby allocated among the Leases, Mineral Fee Interests, Wells, Midstream Assets, and Owned Real Estate as set forth on Exhibit A, Exhibit B, Exhibit C, and Exhibit H attached hereto. Each portion of the Acquired Assets to which a value is separately allocated is referred to as an “Asset” (or collectively, the “Assets”) and such value shall be referred to herein as the “Allocated Value.”

ARTICLE 4
DUE DILIGENCE REVIEW

4.1 Due Diligence.

(a) Sellers, the Companies and the CAC Subsidiaries shall provide Purchaser and its Entity Representatives with reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operations of the business of Sellers, the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries, to the Background Materials and Records of the Companies, the CAC Subsidiaries, and the Nytis LLC Subsidiaries for inspection and review to permit Purchaser to perform its due diligence review (the “Due Diligence Review”) as provided for in this Agreement. Sellers, the Companies and the CAC Subsidiaries shall make such Background Materials and Records available to Purchaser in a virtual data room and/or at the Lexington, Kentucky offices of Sellers, during Sellers’ normal business hours. Notwithstanding the foregoing, Purchaser shall have no right of access to, and Sellers shall have no right or obligation to provide to Purchaser, information relating to bids received from others in connection with the Contemplated Transactions or information and analyses (including financial analyses) relating to such bids.

(b) Notwithstanding Section 4.1(a) or any other provision in this Agreement to the contrary, any obligation of Sellers, the Companies or the CAC Subsidiaries under Section 4.1(a) to make any such Background Materials and Records available to Purchaser shall be: (i) only to the extent that doing so does not violate any confidentiality or other obligation under any contract or agreement of Sellers, the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries or any of their respective Affiliates to any third party; (ii) only to the extent such Background Materials or Records, but excluding any title opinions and title memoranda, are not protected by the attorney-client privilege, the work product doctrine, or other applicable privilege or any such privilege would be likely to be waived, voided, rendered voidable or destroyed by disclosure to Purchaser or any of its respective Entity Representatives; and (iii) only to the extent that such disclosure does not result in a violation of Law.

(c) Purchaser shall be entitled to conduct, at Purchaser’s expense, a Phase I Environmental Site Assessment of the Seller Operated Properties and may conduct visual inspections relating to the Seller Operated Properties, including their condition and compliance with Environmental Laws, all of which shall be completed prior to the Defect Notice Deadline; provided, however, that if Purchaser conducts a Phase I Environmental Site Assessment on any of the Seller Operated Properties, it will provide Sellers with a copy of any final reports or findings generated in connection therewith. Neither Purchaser nor its Entity Representatives may operate any equipment or conduct any testing or sampling of soil, groundwater or other materials (including any testing or sampling for Hazardous Materials, Hydrocarbons or NORM) on or with respect to the Acquired Assets (the “Invasive Activity”) prior to the Closing without the prior written consent of Sellers (which consent Sellers will not unreasonably withhold, condition or delay), and all such activities without Sellers’ consent shall be deemed outside of the scope of a Phase I Environmental Site Assessment; provided, however, should Sellers withhold such consent with respect to any Seller Operated Property, then such Seller Operated Property may, at Purchaser’s option, be excluded from the transactions contemplated hereby, included in Excluded Assets and transferred prior to Closing to Sellers (or an Affiliate) pursuant to an Assignment of the Excluded Assets, in which event the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such Seller Operated Property. If and to the extent Sellers consent to any Invasive Activity, all such activities must be completed prior to the Defect Notice Deadline. Purchaser and its Entity Representatives shall abide by the safety rules, regulations, and operating policies of Sellers, the Companies and the CAC Subsidiaries and all applicable Laws while conducting their due diligence evaluation of the Acquired Assets. During all periods that Purchaser or any of Purchaser’s Entity Representatives are on the Seller Operated Properties, Purchaser and its Entity Representatives shall each maintain at their sole expense insurance reasonably satisfactory to Sellers, and shall provide proof of such insurance to Sellers upon request.

(d) Sellers shall have the right to have a representative present at all times during the review or assessment by Purchaser or its Entity Representatives of the Seller Operated Properties. Purchaser shall hold in confidence all such information.

4.2 Purchaser’s Independent Investigation. Except for the representations and warranties specifically contained in this Agreement, Sellers, the Companies and the CAC Subsidiaries make no warranty or representation of any kind as to the accuracy, completeness, or materiality of any Records or Background Materials provided by Sellers, the Companies, or the CAC Subsidiaries, any of their respective Affiliates, or any of their respective Entity Representatives to Purchaser, its Entity Representatives, or their respective representatives, agents, or attorneys. Purchaser agrees that any conclusions drawn from the Records or Background Materials or any such other information shall be the result of its own independent review, investigation and judgment.

4.3 Indemnity. In connection with the rights of access, examination and inspection granted to Purchaser under this Article 4, (i) PURCHASER WAIVES AND RELEASES ALL CLAIMS AGAINST THE INDEMNIFIED SELLER PARTIES AND THEIR ENTITY REPRESENTATIVES ARISING IN ANY WAY THEREFROM OR IN ANY WAY CONNECTED THEREWITH AND (ii) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS SELLERS AND THEIR RESPECTIVE AFFILIATES AND THEIR RESPECTIVE MEMBERS, MANAGERS, STOCKHOLDERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES, FROM AND AGAINST ANY AND ALL CLAIMS AND DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE, OR VIOLATION OF THE RULES, REGULATIONS, OR OPERATING POLICIES OF SELLERS OR THEIR AFFILIATES, ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS ENTITY REPRESENTATIVES WITH RESPECT TO THE ACQUIRED ASSETS, REGARDLESS OF FAULT. NOTWITHSTANDING THE FOREGOING, HOWEVER, PURCHASER SHALL NOT WAIVE OR RELEASE ANY SUCH CLAIMS AND SHALL NOT BE OBLIGATED TO INDEMNIFY, DEFEND OR HOLD HARMLESS SUCH INDEMNIFIED SELLER PARTIES TO THE EXTENT SUCH CLAIMS OR DAMAGES ARISE OUT OF OR RESULT FROM THE GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT OF ANY SUCH INDEMNIFIED SELLER PARTIES.

ARTICLE 5
Title Matters

5.1 Title Warranty. The Parties agree and acknowledge as follows: (a) Carbon makes no warranty or representation, express, implied, statutory or otherwise, with respect to Carbon’s ownership of the CAC Membership Interests except for Carbon’s representation in Section 7.5; and (b) Nytis USA makes no warranty or representation, express, implied, statutory or otherwise, with respect to Nytis USA’s ownership of the Nytis LLC Membership Interests except for Nytis USA’s representation in Section 7.5. For a period of twenty-four (24) months after the Closing Date (the “Special Warranty Period”) and subject to the Permitted Liens, Sellers shall warrant and defend title to the Acquired Assets unto Purchaser, its successors and assigns, against all claims by, through or under Sellers, the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries, but not otherwise (the “Special Warranty of Title”). The Parties agree and acknowledge that, except as expressly set forth herein, neither Sellers, the Companies, the CAC Subsidiaries nor the Nytis LLC Subsidiaries make any warranty or representation regarding title to the Acquired Assets. Purchaser hereby acknowledges and agrees that Purchaser’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Acquired Assets shall be pursuant to the procedures set forth in this Article 5.

5.2 Title Defect Notices

(a) As a condition to asserting any claim with respect to any alleged Title Defect affecting the Acquired Assets, Purchaser must deliver to Sellers a valid written Notice of Title Defects as to any alleged Title Defects affecting the Acquired Assets no later than 5:00 p.m. Eastern Time on on the date that is 45 days after the Execution Date (the “Defect Notice Deadline”). Notwithstanding the foregoing, Purchaser shall use reasonable efforts to notify Sellers of any alleged Title Defects affecting the Acquired Assets at least once every week during the period between the Execution Date and the Defect Notice Deadline.

(b) On or before the Defect Notice Deadline, Purchaser shall deliver to Sellers a written notice (the “Notice of Title Defects”) that sets forth all Title Defects affecting the Acquired Assets that Purchaser desires to assert under this Agreement and all Interest Additions discovered by Purchaser or of which Purchaser has been notified under Section 5.5. The Notice of Title Defects shall, with respect to each such Title Defect or Interest Addition set forth therein: (i) describe such Title Defect or Interest Addition and the Assets affected thereby; (ii) describe the basis of such Title Defect or Interest Addition; (iii) include documentation supporting the basis of such Title Defect or Interest Addition; (iv) in the case of each Title Defect, describe in general terms the curative actions that Purchaser reasonably anticipates are required to cure such Title Defect; (v) in the case of each Title Defect, describe Purchaser’s good faith estimate of the Title Defect Value with respect to each Asset affected by such Title Defect in accordance with and subject to the limitations in Section 5.9; and (vi) in the case of each Interest Addition, describe Purchaser’s good faith estimate of the value of such Interest Addition.

(c) A Title Defect shall be conclusively waived by Purchaser and Purchaser shall not be entitled to any adjustment for such Title Defect, and Sellers shall not be obligated to cure such Title Defect, if Purchaser fails to provide a Notice of Title Defect to Sellers of such Title Defect in accordance with Section 5.2(b) on or before the Defect Notice Deadline; provided, however, that the foregoing shall not modify or limit the Special Warranty of Title and no Title Defect arising from events and circumstance first occurring (and not due to the acts or omissions of Purchaser) during the period from and after the Defect Notice Deadline and prior to the Closing Date will become a Permitted Lien or Assumed Liability (and the same shall be a Retained Liability) unless Purchaser agrees in writing to include the same as a Permitted Lien and/or Assumed Liability. To the extent any such Title Defect arises pursuant to the foregoing and is a Retained Liability, Purchaser shall grant Sellers reasonable access, from and after the Closing Date, and shall reasonably cooperate with Sellers, including providing documentation as reasonably requested by Sellers, in each case, with respect to any cure efforts of Sellers related to such Sellers’ Retained Liability

5.3 Title Defect Threshold; Cure.

(a) Title Defect Threshold. A Title Defect shall be conclusively waived by Purchaser, Purchaser shall not be entitled to any adjustment for such Title Defect, and Sellers shall not be obligated to cure such Title Defect, if: (i) the Title Defect Value with respect to such Title Defect is less than the Title Defect Threshold; or (ii) the Allocated Value of the Assets affected by such Title Defect is less than the Title Defect Threshold.

(b) Pre-Closing Cure. Sellers shall have the right and option, but not the obligation, to cure (at their sole cost and expense) any Title Defects that are not waived under Section 5.3(a) on or prior to 5:00 p.m., Eastern Time on the date that is five (5) days prior to Closing (the “Pre-Closing Cure Deadline”). A Title Defect that is not waived under Section 5.3(a) or otherwise waived by Purchaser or cured under this Section 5.3(b), including without limitation an Open Title Defect, prior to the Pre-Closing Cure Deadline is referred to in this Agreement as a “Surviving Title Defect.”

(c) Remedies for Surviving Title Defects. Subject to Sellers’ continuing right to dispute the existence of a Title Defect or the Title Defect Value asserted with respect thereto under Section 5.4(d) below and subject to the Title Defect Threshold and the Defect Deductible with respect to clause (i) below, in the event that any Title Defect properly asserted by Purchaser in accordance with Section 5.2 is not waived in writing by Purchaser or cured on or before the Pre-Closing Cure Deadline, Purchaser shall elect in a writing delivered to Sellers no less than five days prior to the Closing:

(i) to reject the Assets impacted by the Surviving Title Defects and reduce the Base Purchase Price by the Allocated Values thereof, but allow Sellers, at Sellers’ sole expense and to the reasonable satisfaction of Purchaser, to attempt to cure for a period ending at 5:00 pm Eastern Time on the day that is one-hundred eighty (180) days after Closing (such period, the “Post-Closing Title Cure Period”) such asserted Title Defect pursuant to Section 5.3(d). Such rejected Assets will be Excluded Assets and will be assigned to Sellers (or an Affiliate thereof) prior to Closing pursuant to an Assignment of the Excluded Assets which will be held in escrow by Sellers’ counsel and not recorded prior to the Post-Closing Title Cure Period as provided in Section 5.3 (d); or

(ii) to permit the affected Assets to remain with the Company Entities but provide an indemnity of Purchaser and the Company Entities against all Liability resulting from such Title Defect with respect to such Assets pursuant to an indemnity agreement mutually agreeable to the Sellers and Purchaser (a “Title Indemnity Agreement”).

If such Title Defect is not cured by Sellers, waived by Purchaser or resolved in accordance with Section 5.6 hereof, from and after the Closing, Purchaser shall operate the Assets affected by such Title Defect for the benefit of Sellers and in accordance with a Contract Operating Agreement in the form mutually agreed to by Sellers and Purchaser.

(d) Sellers Attempt to Cure Surviving Title Defects. An attempt by Sellers to cure a Surviving Title Defect shall be without prejudice to their rights under Section 5.6 with respect to Title Disputed Matters and shall not constitute an admission against interest or a waiver of Sellers’ right to dispute the existence, nature or value of the alleged Surviving Title Defect or the adequacy of any Notice of Title Defects or any curative action. If Sellers cure a Surviving Title Defect to the reasonable satisfaction of Purchaser prior to expiration of the Post-Closing Title Cure Period, then in connection with the delivery of the Final Settlement Statement, Sellers’ counsel will destroy, and will certify in writing to Sellers and Purchaser the destruction of, the applicable Assignment of the Excluded Assets covering such affected Assets, and Purchaser will pay to Sellers the amount by which the Base Purchase Price was reduced at the Closing as a result of said Surviving Title Defect. If Sellers fail to cure a Surviving Title Defect prior to the expiration of the Post-Closing Period, then Sellers’ counsel will release the Assignment of the Excluded Assets to Purchaser and such Assets permanently will be Excluded Assets and Retained Liabilities of Sellers.

5.4 Agreement on Title Defects and Interest Additions.

(a) Attempt to Agree. With respect to each Title Defect that the Parties do not agree has been waived or cured under Section 5.3(a) or Section 5.3(b) (each, an “Open Title Defect”), from the receipt by Sellers of Purchaser’s Notice of Title Defects until the Closing or the earlier acknowledgement of Purchaser in writing that it is not entitled to a Defect Adjustment in connection with Title Defects, Purchaser and Sellers shall attempt in good faith to agree on the existence and associated Title Defect Value of each such Open Title Defect, and the existence and associated value of each such Interest Addition.

(b) Agreement. If Sellers and Purchaser agree on the existence and Title Defect Value of any such Open Title Defect, then the Title Defect Value for such Open Title Defect shall be the agreed Title Defect Value for purposes of determining the Defect Adjustment, if any. If Sellers and Purchaser agree on the existence and value of any Interest Addition, then the value of such Interest Addition shall be the agreed upon value for purposes of determining the Defect Adjustment, if any. Upon any such agreement, Sellers and Purchaser shall execute a written instrument reflecting such agreement.

(c) Agreement Before Closing. If, before the Closing Date, Sellers and Purchaser agree on the existence and Title Defect Values of all Open Title Defects, and the existence and value of all Interest Additions, then the amount of the Defect Adjustment shall be deducted from and the value of all Interest Additions shall be added to the Base Purchase Price at the Closing, and shall be reflected in the Preliminary Adjustment Amount.

(d) Failure to Agree. If, before the Closing Date, Sellers and Purchaser do not agree on the existence and Title Defect Values of all Open Title Defects, and the existence and value of all Interest Additions, then: (i) the existence and Title Defect Value of those Open Title Defects that are not agreed upon, and the existence and value of those Interest Additions that are not agreed upon, shall be deemed to be Title Disputed Matters to be settled by the Title Expert under Section 5.6; and (ii) the Base Purchase Price shall be adjusted in the Final Settlement Statement pursuant to Section 13.1 by the amount of the Defect Adjustment (net of the values of any Interest Additions), if any, based on the Title Defect Values of any Open Title Defects, and the values of any Interest Additions, and any Allocated Value of the Acquired Assets held back at Closing, as applicable, in each case determined under this Section 5.4 or Section 5.6, as applicable.

5.5 Interest Additions.

(a) Notice of Interest Additions. If, prior to the Defect Notice Deadline, Sellers or Purchaser discover any additional ownership interests in Leases or Wells that are not listed on Exhibit A or Exhibit B, including but not limited to any interest that entitles the Company Entities to receive more than the Net Revenue Interest with respect to any such Asset set forth in Exhibit A or Exhibit B, or obligates Sellers or the Company Entities to bear costs and expenses in an amount less than the Working Interest with respect to any such Asset set forth in Exhibit A or Exhibit B and assuming no corresponding reduction in the Net Revenue Interest (each an “Interest Addition”), Sellers or Purchaser, as applicable, shall promptly (but in any event prior to the Defect Notice Deadline) provide written notice to the other Parties of such Interest Addition. Such notice shall be in writing and shall include: (i) a description of each such Interest Addition; (ii) the basis for each such Interest Addition, and supporting documentation with respect thereto; (iii) the Assets affected by each such Interest Addition and the Allocated Values thereof; and (iv) the value of the Interest Addition or the amount by which Sellers or Purchaser, as applicable, reasonably believe the Allocated Values of the affected Assets should be increased by the Interest Addition, and the computations upon which such belief is based.

(b) Effect of Interest Additions. Interest Additions shall offset any Defect Adjustment.

5.6 Dispute Resolution. If any Open Title Defects, including the existence, waiver, cure, and Title Defect Values thereof, or any Interest Additions, including the existence and values thereof (collectively, “Title Disputed Matters”), are not agreed upon under Section 5.4(c), then any such Title Disputed Matters shall, in each case be resolved by a single Title Expert under the dispute resolution procedure in this Section 5.6. As used herein, a “Title Expert” means an attorney licensed to practice law in the State(s) where the Acquired Assets subject to the Open Title Defects are located with at least 15 years of experience in oil and gas title and related matters that does not have a material relationship with any Party, whose law firm has not represented any Party or its Affiliates within the previous five (5) years, and that is reasonably acceptable to Sellers and Purchaser. For avoidance of doubt, if there are Open Title Defects in more than one State, a separate Title Expert may be retained for each such State.

(a) Selection of Title Expert. Sellers and Purchaser shall act in good faith to promptly execute such engagement letters and other documents as shall be necessary to engage the Title Expert within 20 Business Days after the Closing. After the Title Expert has been engaged, if the Title Expert dies or resigns or is removed upon mutual agreement of Sellers and Purchaser, then such Title Expert shall be replaced within 20 Business Days thereafter by Purchaser and Sellers in accordance with this Section 5.6, and the time periods in this Section 5.6 shall be extended as necessary or appropriate. The fees and expenses of the Title Expert shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser. In the event that Sellers and Purchaser do not agree on a Title Expert within 20 Business Days after the Closing, then Sellers, on the one hand, and Purchaser, on the other hand, shall each propose a Title Expert during such 20 Business Day period and such two (2) proposed individuals shall name the Title Expert.

(b) Materials to Title Expert. Within 10 Business Days after the selection of the Title Expert, the Parties shall provide to the Title Expert and to the other Party (to the extent not previously provided) the following materials:

(i) Purchaser’s Notice of Title Defects and all documentation provided by Purchaser to Sellers prior to the Closing Date in connection with any Open Title Defects or Interest Additions and values with respect thereto;

(ii) such evidence as Sellers deem appropriate to dispute the existence, waiver, cure, and alleged Title Defect Values with respect to all Open Title Defects, and the Interest Additions and values with respect thereto, in each case assigned thereto by Purchaser in the Notice of Title Defects, together with Sellers’ good faith estimate of the Title Defect Values with respect to all such Open Title Defects, if any, and the values with respect to all such Interest Additions, if any; and

(iii) a copy of this Agreement, including all Exhibits.

(c) Decisions of Title Expert. The Title Expert shall use commercially reasonable efforts to make his or her determination and provide to the Parties written findings within 30 days after he or she has received the materials under Section 5.6(b). The decision of the Title Expert shall be final and non-appealable and shall be limited to awarding only Sellers’ position or Purchaser’s position with respect to the Title Disputed Matters associated with each Open Title Defect and Interest Addition, in each case that are not agreed upon by the Parties under Section 5.4. The Title Expert shall make a separate determination with respect to each Open Title Defect and Interest Addition. The written findings of the Title Expert shall set forth the Title Expert’s decision with respect to each applicable Open Title Defect and Interest Addition and the Title Expert’s rationale and supporting documentation for the decision. The Title Expert shall not make any other award or grant any other remedy, whether or not prohibited or contemplated by this Agreement, and shall certify, as necessary, the resolution of such Title Disputed Matters, as applicable, to the Accounting Referee under Section 13.1(d).

5.7 Changes in Prices. Without prejudice to Purchaser’s rights under any provisions in this Agreement pertaining to Casualty Losses, with respect to the operational covenants in Article 9, the Purchaser shall assume all risk of Loss with respect to: (a) changes in commodity or product prices and any other market factors or conditions affecting the Membership Interests and the Acquired Assets from and after the Effective Time; (b) production declines or any adverse change in the production characteristics or downhole condition of any Well, including any well watering out, or experiencing a collapse in the casing or sand infiltration, before, on or after the Closing; and (c) depreciation of any of the Acquired Assets that constitute personal property through ordinary wear and tear, and none of the foregoing shall constitute Title Defects or otherwise give rise to any Claims by Purchaser before, on, or after the Closing.

5.8 Exclusive Remedy. Except for Purchaser’s rights under Sellers’ Special Warranty of Title, Purchaser’s right to terminate this Agreement pursuant to Section 11.1(b), and Purchaser’s rights under any INDEMNIFICATION PROVISION OF THIS AGREEMENT AND ANY Title Indemnity Agreement, THIS Article 5 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS AND OTHER DEFICIENCIES IN TITLE WITH RESPECT TO THE ACQUIRED ASSETS. Except for Purchaser’s rights under Sellers’ Special Warranty of Title, Purchaser’s right to terminate this Agreement pursuant to Section 11.1(b), and Purchaser’s rights under any INDEMNIFICATION PROVISION OF THIS AGREEMENT AND under any Title Indemnity Agreement, PURCHASER RELEASES, REMISES AND FOREVER DISCHARGES SELLERS AND THEIR RESPECTIVE AFFILIATES AND THEIR RESPECTIVE MEMBERS, MANAGERS, STOCKHOLDERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER DEFICIENCY IN TITLE TO ANY OF THE ACQUIRED ASSETS.

5.9 Title Defect Value. “Title Defect Value” means, with respect to an Asset, the reduction in such Asset’s Allocated Value as of the Defect Notice Deadline caused by an uncured Title Defect with respect to such Asset, taking into account any subsequent cure of such Title Defect by Sellers or the Company Entities as described herein; provided, however, that:

(a) in determining the Title Defect Value, the reduction in the Asset’s value shall be based on the Allocated Value thereof;

(b) the Title Defect Value shall not exceed the cost to cure the related Title Defect (if the cost to cure is reasonably determinable);

(c) the aggregate amount of Title Defect Values attributable to all Title Defects affecting an Asset shall not exceed the Allocated Value of such Asset;

(d) notwithstanding the foregoing, if a Title Defect is a Lien which is undisputed and liquidated in amount, the Title Defect Value shall be the amount necessary to be paid to remove the Lien; provided, further, Liens established in connection with the Credit Agreement and which are to be paid off and released in connection with Closing will not be considered a Title Defect;

(e) if a Title Defect affects an Asset for less than its full productive life, the Title Defect Value shall be reduced to take into account the applicable time period only;

(f) the Title Defect Value attributable to any Title Defect shall not include any amount with respect to which Purchaser receives credit in the calculation of the adjusted Base Purchase Price attributable to any other Title Defect; and

(g) Subject to Sections 5.9(a) through (f) above, the Title Defect Value shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Sellers agree on the Title Defect Value, that amount shall be the Title Defect Value;

(ii) if the Title Defect reflects a discrepancy between (A) the actual Net Revenue Interest for the affected Asset and (B) the Net Revenue Interest stated on the applicable Exhibit for such Asset, then the Title Defect Value shall be an amount equal to the product of the Allocated Value of such Asset multiplied by a fraction, the numerator of which is the amount of the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in the applicable Exhibit for such Asset; provided, however, that with respect to any discrepancy in a reversionary Net Revenue Interest, the Title Defect Value shall be appropriately adjusted to reflect the economic effect of the asserted Title Defect over the life of the affected Asset;

(iii) if the Title Defect results from Sellers having more Net Mineral Acres in the Asset than the Net Mineral Acres stated on Exhibit A without a corresponding increase in the Net Revenue Interest stated in Exhibit A for such Asset, then the Title Defect Value shall be an amount equal to the product of the Allocated Value of such Asset multiplied by a fraction, the numerator of which is the amount of the Net Mineral Acres increase and the denominator of which is the Net Mineral Acres stated in Exhibit A for such Asset;

(iv) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Asset of a type not described in clauses (i)-(iii) above, the Title Defect Value shall be determined by taking into account the Allocated Value of the Asset, the portion of the Asset adversely affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Asset, the values placed upon the asserted Title Defect by Purchaser and Sellers and such other factors as are reasonably necessary to make a proper evaluation; and

(v) the Title Defect Value with respect to a Title Defect shall be determined without duplication of any costs or losses included in any other Title Defect Value hereunder or of any amounts for which Purchaser otherwise receives credit in the calculation of the adjustments to the Base Purchase Price and shall be calculated in a manner that is net to the interest of the applicable Company Entity in the applicable Asset.

(h) If an instrument creating or conveying (or purporting to create or convey) any Mineral Fee Interest or leasehold interest (which shall include but not be limited to overriding royalty interests) is the basis for Purchaser asserting a Title Defect and the Title Defect affects more than one Asset, then the Title Defect Threshold and the Title Defect Value shall apply cumulatively to all impacted Assets. If an Asset is affected by more than one (1) Title Defect, then Purchaser may assert a cumulative Title Defect in respect of all such Title Defects affecting such Acquired Asset and the Title Defect Threshold shall apply cumulatively to all such Title Defects.

ARTICLE 6
ENVIRONMENTAL MATTERS

6.1 Notice of Environmental Conditions.

(a) As a condition to asserting any claim with respect to any alleged Adverse Environmental Condition affecting the Acquired Assets, Purchaser must deliver to Sellers a valid written Notice of Environmental Condition no later than the Defect Notice Deadline. Notwithstanding the foregoing, Purchaser shall use reasonable efforts to notify Sellers of any alleged Adverse Environmental Condition affecting the Acquired Assets at least once every week during the period between the Execution Date and the Defect Notice Deadline which notice may be preliminary in nature and supplemented prior to the Defect Notice Deadline; provided that failure of Purchaser to provide preliminary notice of any Adverse Environmental Condition shall not be deemed to be a waiver of or otherwise prejudice Purchaser’s right to assert an Adverse Environmental Condition on or before the Defect Notice Deadline.

(b) On or before the Defect Notice Deadline, Purchaser shall deliver to Sellers a written notice (a “Notice of Environmental Conditions”) that sets forth all Adverse Environmental Conditions affecting the Acquired Assets that Purchaser desires to assert under this Agreement. The Notice of Environmental Conditions shall, with respect to each such alleged Adverse Environmental Condition set forth therein:

(i) a specific description of each Asset that is affected by the alleged Adverse Environmental Condition (the “Environmental Defect Property”);

(ii) a description of the alleged Adverse Environmental Condition and the facts and circumstances giving rise thereto, including all materials compiled by Purchaser which supports the existence of such alleged Adverse Environmental Condition;

(iii) the Allocated Value of each Environmental Defect Property; and

(iv) a good-faith estimate of the Remediation Amount (itemized in reasonable detail) that Purchaser asserts is attributable to such alleged Adverse Environmental Condition.

Purchaser’ good-faith estimate of the Remediation Amount must describe the Remediation proposed for the Adverse Environmental Condition and identify all material assumptions used by Purchaser in estimating the Remediation Amount, including any applicable standards the Purchaser asserts must be met to comply with Environmental Laws.

(c) An Adverse Environmental Condition shall be conclusively waived by Purchaser and Purchaser shall not be entitled to any adjustment for such Adverse Environmental Condition, and Sellers shall not be obligated to cure such Adverse Environmental Condition, if Purchaser fails to provide a Notice of Environmental Defect to Sellers of such Adverse Environmental Condition in accordance with Section 6.1(b) on or before the Defect Notice Deadline.

6.2 Environmental Defect Threshold; Remediation; Remedies.

(a) Environmental Defect Threshold. An Adverse Environmental Condition shall be conclusively waived by Purchaser, Purchaser shall not be entitled to any adjustment for such Adverse Environmental Condition, and Sellers shall not be obligated to cure such Adverse Environmental Condition, if: (i) the Remediation Amount with respect to such Adverse Environmental Condition is less than the Environmental Defect Threshold; and (ii) the Allocated Value of the Environmental Defect Properties affected by such Environmental Defect is less than the Environmental Defect Threshold.

(b) Election of Remedies. Subject to Sellers’ continuing right to dispute the existence of an Adverse Environmental Condition or the Remediation Amount asserted with respect thereto under Section 6.3 below and subject to the Environmental Defect Threshold and the Defect Deductible with respect to clause (i) below, an Adverse Environmental Condition that is not waived under Section 6.2(a) or otherwise waived by Purchaser or Remediated under this Section 6.2(b) prior to such time and date is referred to in this Agreement as a “Surviving Environmental Defect.” To the extent Purchaser delivers any valid Notice of Environmental Conditions prior to the Defect Notice Deadline, then for any Adverse Environmental Conditions that are not waived under Section 6.2(a), Purchaser may elect any of the following remedies with written notice to Sellers no less than five (5) days prior to Closing:

(i) reject the Environmental Defect Properties and reduce the Base Purchase Price by the Allocated Values thereof, but allow Sellers to attempt to Remediate in accordance with Environmental Laws at Sellers’ sole cost such Adverse Environmental Condition, which Remediation work must be completed to Purchaser’s reasonable satisfaction on or prior to 5:00 pm Eastern Time on the day that is five (5) days prior to Sellers’ delivery of the Final Settlement Statement to Purchaser (such period, the “Post-Closing Environmental Cure Period”). Such rejected Environmental Defect Properties will be Excluded Assets and will be assigned to Sellers (or an Affiliate thereof) pursuant to the Assignment of Excluded Assets which will be held in escrow by Sellers’ counsel and not recorded prior to the Post-Closing Environmental Cure Period as provided in Section 6.2(d); or

(ii) permit the Environmental Defect Properties to remain with the applicable Company Entity and indemnify such Company Entity and Purchaser against all Liability resulting from such Adverse Environmental Condition with respect to such Environmental Defect Properties pursuant to an indemnity agreement mutually agreeable to the Sellers and Purchaser (an “Environmental Indemnity Agreement”).

(c) Effect of Attempted Remediation by Sellers. An attempt by Sellers to Remediate a Surviving Environmental Defect shall be without prejudice to their rights under Section 6.3 with respect to Disputed Environmental Matters and shall not constitute an admission against interest or a waiver of Sellers’ right to dispute the existence, nature or value of, or cost to Remediate, the alleged Adverse Environmental Condition or the adequacy of any Notice of Environmental Conditions or any curative action. If Sellers Remediate a Surviving Environmental Defect in accordance with Environmental Laws and to the reasonable satisfaction of Purchaser prior to expiration of the Post-Closing Environmental Cure Period, then in connection with the delivery of the Final Settlement Statement, Sellers’ counsel will destroy, and will certify in writing to Sellers and Purchaser the destruction of, the applicable Assignment of the Excluded Assets covering such affected Assets, and Purchaser will pay to Sellers the amount by which the Base Purchase Price was reduced at the Closing as a result of said Surviving Environmental Defect. If Sellers fail to cure a Surviving Environmental Defect prior to the expiration of the Post-Closing Period, then Sellers’ counsel will release the Assignment of the Excluded Assets to Purchaser and such Assets permanently will be Excluded Assets and Retained Liabilities of Sellers.

(d) Adequacy of Sellers Remediation. With respect to any Remediation completed by Sellers, Sellers will be deemed to have adequately completed the Remediation upon receipt by Purchaser, subject to Purchaser’s review and approval, of a written certificate of approval or completion from the applicable Governmental Body that the Adverse Environmental Condition has been cured and no further Remediation is required. If no written certificate or approval is available under Environmental Law, Sellers will be deemed to have adequately completed the Remediation upon receipt by Purchaser, subject to Purchaser’s review and approval, of a certificate from an independent, licensed professional engineer or other professional that the Adverse Environmental Condition has been cured and no further Remediation is required. If the Parties cannot reach an agreement and do not obtain an independent certificate or are not able to appoint an independent, licensed professional engineer, the issue of whether the Remediation is completed may be resolved by the dispute resolution procedures set forth in Section 6.3 below. Following the completion of any Remediation in accordance with this Section 6.2, Purchaser shall have no further remedies against Sellers with respect to the applicable Adverse Environmental Condition or the corresponding Remediation Amount.

6.3 Adverse Environmental Condition Disputes.

(a) Sellers and Purchaser shall attempt to agree on all asserted Adverse Environmental Conditions and Remediation Amounts prior to the Pre-Closing Cure Deadline. If, by the Pre-Closing Cure Deadline, Sellers and Purchaser are unable to agree on an alleged Adverse Environmental Condition, on the completion of Remediation or on an alleged Remediation Amount (including, in each case, the adequacy of any Remediation actions with respect thereto) (the “Disputed Environmental Matters”) such disputes, and only such disputes, shall be exclusively and finally resolved in accordance with the following provisions of this Section 6.3. Any initiation of an expert determination of any Disputed Environmental Matter shall only be in accordance with the following subsections (b) through (j) below.

(b) No later than 10 days following the Closing, a representative of Sellers and a representative of Purchaser shall meet to attempt to resolve any Disputed Environmental Matters. In the event that the Parties are not able to reach agreement with respect to any Disputed Environmental Matters, then either Sellers or Purchaser may submit any Disputed Environmental Matter to expert determination pursuant to this Section 6.3 by written notice to the other Party within 20 days following the Closing, together with all supporting documentation of such Disputed Environmental Matter. If a Party does not submit a notice of expert determination to the other Party in accordance with this Section 6.3(b) within 20 days following the Closing, such Party shall be deemed to have waived all such Disputed Environmental Matters, which shall be deemed conclusively resolved in accordance with the other Party’s written position or subsequent agreement between the Parties pursuant to this Section 6.3(b).

(c) By not later than 15 days after a Party’s receipt of a written description of any Disputed Environmental Matters, such Party shall provide to the initiating Party a written response setting forth its position with respect to such Disputed Environmental Matters, together with all supporting documentation.

(d) The environmental expert (the “Environmental Expert”) shall be selected by Sellers and Purchaser in accordance with this Section 6.3(d). Sellers and Purchaser shall each exchange lists of three (3) acceptable, qualified environmental experts (who shall be an environmental engineer or environmental attorney with at least 10 years of experience in investigations, remediation and examining environmental matters involving oil and gas producing properties in the State(s) where the Assets subject to the Disputed Environmental Matters are located), and shall certify that each potential environmental expert set forth on its list has not, and such environmental expert’s firm has not, represented the certifying Party or any of its Affiliates within the previous three (3) years. Within five (5) days following the exchange of lists of environmental experts, Sellers and Purchaser shall select by mutual agreement the Environmental Expert from their lists of three (3) acceptable environmental experts. If no such agreement is reached, the Lexington, Kentucky office of the American Arbitration Association shall select an environmental expert from the lists provided by Sellers and Purchaser to serve as the Environmental Expert (but only to the extent such listed environmental experts satisfy the conditions and qualifications set forth herein).

(e) Within 10 days following the engagement of the Environmental Expert, the Parties shall submit to the Environmental Expert one copy of (i) this Agreement, (ii) the initiating Party’s written description of the Disputed Environmental Matters provided pursuant to Section 6.3(b), together with the supporting documents that were provided to the other Party and (iii) the other Party’s written response to the initiating party’s written description of the Disputed Environmental Matters, together with the supporting documents that were provided to the initiating Party. The Environmental Expert shall resolve the Disputed Environmental Matters based only on the foregoing submissions. Neither the Purchaser nor the Sellers shall have the right to submit any additional documentation to the Environmental Expert or to demand discovery on the other Party.

(f) The Environmental Expert, once appointed and engaged, shall have no ex parte communications with any Party concerning the determination required hereunder. All communications between any Party and the Environmental Expert shall be conducted in writing, with copies sent simultaneously to the other Parties in the same manner, or at a meeting in Lexington, Kentucky, to which the representatives of all Parties have been invited and of which such Parties have been provided at least five (5) days’ written notice.

(g) The Parties will instruct the Environmental Expert to make his/her determination by written decision within 15 days following submission of the Disputed Environmental Matters to the Environmental Expert, which shall be final and binding upon the Parties, without right of appeal. In making the determination, the Environmental Expert shall be bound by the rules set forth in this Article 6. The Environmental Expert may consult with and engage disinterested third party consultants to advise the Environmental Expert but shall disclose to the Parties the identities of such consultants. Any such consultant shall not have worked as an employee of or consultant for the Parties or their respective Affiliates within the previous three (3) years and shall not have any financial interest in the dispute. The written finding of the Environmental Expert will set forth the Environmental Expert’s finding, if applicable, as to (i) whether the subject Adverse Environmental Condition exists or has been Remediated and, subject to the following sentence, the resulting Remediation Amount, (ii) the deficiencies in any notice of the foregoing and the specific supplemental information that, if provided, would cause such notice to be in compliance with the terms of Section 6.1 and/or (iii) the adequacy of any Remediation action, including any such additional Remediation actions necessary to Remediate properly any asserted Adverse Environmental Condition, as applicable, in each case, including the Environmental Expert’s rationale for the determination. With respect to a Remediation Amount, the Environmental Expert shall be limited to awarding only the final amount proposed by either Sellers or Purchaser in their respective submissions provided pursuant to Section 6.3(e). The Environmental Expert shall make a separate and independent determination with respect to each Disputed Environmental Matter submitted and shall provide a detailed written finding supporting such determination.

(h) The Environmental Expert shall act as an expert for the limited purpose of determining the specific disputed Adverse Environmental Conditions and shall not be empowered to award damages, interest or penalties to any Party with respect to any matter.

(i) Each Party shall bear its own legal fees and other costs of preparing and presenting its case. Sellers shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Environmental Expert, including any costs incurred by the Environmental Expert that are attributable to the consultation of any third party.

(j) Any dispute over the interpretation or application of this Section 6.3 shall be decided by the Environmental Expert with reference to the Laws of the State where the Environmental Defect Property is located. The Parties intend that the procedures set forth in this Section 6.3 shall not constitute or be handled as arbitration proceedings under the Federal Arbitration Act or any applicable state arbitration act, and that the provisions of this Section 6.3 shall be specifically enforceable.

6.4 Limitations on Applicability. With the exception of Purchaser’s right to terminate this Agreement pursuant to Section 11.1(b) and Purchaser’s rights under the indemnification provisions of this Agreement and any Environmental Indemnity Agreement, this Article 6 shall comprise, subject to the limitations set forth in this Agreement, the exclusive rights and remedies of Purchaser with respect to Adverse Environmental Conditions or any other environmental matter with respect to any Asset. Purchaser’s right to assert an Adverse Environmental Condition under this Article 6 shall terminate on the Defect Notice Deadline. Thereafter, with the exception of Purchaser’s right to terminate this Agreement pursuant to Section 11.1(b) and Purchaser’s rights under the indemnification provisions of this Agreement and any Environmental Indemnity Agreement, Purchaser shall have no further remedies against Sellers with respect to any alleged Adverse Environmental Condition or Remediation Amount.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers, on a joint and several basis, represent and warrant to Purchaser as follows:

7.1 Existence and Good Standing. Each of Sellers, the Companies, the Nytis LLC Subsidiaries and the CAC Subsidiaries is duly organized, validly existing and in good standing under the Laws of the State of its incorporation or organization, and is duly qualified in each other jurisdiction in which the conduct of its business or ownership or leasing of its properties makes such qualification or registration necessary and such jurisdictions are described on Schedule 7.1..

7.2 Power and Authority. Each of Sellers, the Companies, the Nytis Subsidiaries, and the CAC Subsidiaries have all requisite power and authority to carry on its business as presently conducted, and to own, lease or otherwise hold the Acquired Assets owned by such Entities, to execute and deliver the Transaction Documents to which it is or will become a party, to perform its obligations under such Transaction Documents, and to consummate the Contemplated Transactions.

7.3 Due Authorization. The execution and delivery by each of Sellers, the Companies and the CAC Subsidiaries of the Transaction Documents to which it is or will become a party, the performance by it of its respective obligations under such Transaction Documents, and the consummation by it of the Contemplated Transactions, have been duly authorized by all necessary corporate or limited liability company action of each of the Sellers, the Companies and the CAC Subsidiaries. The Carbon Stockholder Consent, which has been executed and delivered and shall become effective immediately following the execution of this Agreement, (i) is the only vote or approval of the holders of any class or series of equity securities of Carbon necessary to adopt and approve this Agreement and the Contemplated Transactions, and (ii) has been obtained in compliance with Section 228 of the DGCL. The Nytis USA Stockholder Consent, which has been executed and delivered and shall become effective immediately following the execution of this Agreement, is the only vote or approval of the holders of any class or series of equity securities of Nytis USA necessary to adopt and approve this Agreement and the Contemplated Transactions. The Carbon Board has unanimously (i) determined that this Agreement and the Contemplated Transactions are expedient and for the best interests of Carbon and (ii) directed that this Agreement be submitted to the stockholders of Carbon for approval for purposes of Section 271 of the DGCL.

7.4 Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by each of the Sellers and, assuming the due and valid execution of this Agreement by the Purchaser, constitutes (and the Transaction Documents to which any Seller is a party, when executed and delivered at Closing, will constitute) the legal, valid, and binding obligation of each of the Sellers, enforceable against the Sellers in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

7.5 Title.

(a) Carbon owns all of the CAC Membership Interests. CAC owns all of the issued and outstanding membership interests of Carbon Appalachia Group, LLC and Carbon Tennessee Mining Company, LLC. Carbon Appalachia Group, LLC owns all of the issued and outstanding membership interests of Carbon Appalachia Enterprises, LLC. Carbon Appalachia Enterprises, LLC owns all of the issued and outstanding membership interests of Appalachia Gas Services Company, LLC, Knox Energy, LLC and Carbon West Virginia Company, LLC and all of the issued and outstanding stock of Coalfield Pipeline Company. Carbon West Virginia Company, LLC owns all of the issued and outstanding stock of Cranberry Pipeline Corporation. Nytis USA owns 98.11% of the Nytis LLC Membership Interests. Except as set forth above, no Person holds any Equity Interests in CAC, Nytis LLC, or the CAC Subsidiaries. Except as set forth in this Section, in Section 7.23, or Schedule 7.5(a), neither CAC, the CAC Subsidiaries, Nytis LLC nor the Nytis LLC Subsidiaries (each a “Company Entity” and collectively, the “Company Entities”), own, directly or indirectly, any Equity Interests in any Person. Upon consummation of the transactions contemplated by this Agreement and the other Transaction Documents, Purchaser shall own, directly or indirectly, free and clear of all Liens, all of the Equity Interests (i) in CAC, the CAC Subsidiaries, Nytis LLC and (ii) owned by Nytis LLC in the Nytis LLC Subsidiaries.

(b) Except as set forth on Schedule 7.5(c) and except with respect to the Nytis LLC Subsidiaries (addressed in Section 7.5(c)):

(i) the Equity Interests in each Company Entity were issued in compliance with all applicable Laws;

(ii) no Equity Interest in any of the Company Entities have been issued in violation of, and none are subject to, any preemptive rights, purchase or call options, subscription rights, rights of first refusal or other similar rights;

(iii) there are no member agreements, irrevocable proxies, voting trusts or other agreements or understandings relating to the voting or transfer of any Equity Interests of any Company Entity;

(iv) there are no outstanding stock appreciation, phantom interest, profit participation or similar rights with respect to any of the Company Entities;

(v) there are no obligations, contingent or otherwise, of any of the Company Entities to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person.

(c) To the Knowledge of Sellers, except as set forth on Schedule 7.5(c):

(i) the Equity Interests in each Nytis LLC Subsidiary were issued in compliance with all applicable Laws;

(ii) no Equity Interest in any of the Nytis LLC Subsidiary have been issued in violation of, and none are subject to, any preemptive rights, purchase or call options, subscription rights, rights of first refusal or other similar rights;

(iii) there are no member agreements, irrevocable proxies, voting trusts or other agreements or understandings relating to the voting or transfer of any Equity Interests of any Nytis LLC Subsidiary;

(iv) there are no outstanding stock appreciation, phantom interest, profit participation or similar rights with respect to any of the Nytis LLC Subsidiaries;

(v) there are no obligations, contingent or otherwise, of any of the Nytis LLC Subsidiaries to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person.

7.6 Liabilities for Brokers’ Fees. None of Sellers or the Company Entities have incurred any Liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Contemplated Transactions for which Purchaser shall have any Liability or responsibility whatsoever.

7.7 Financial Statements.

(a) Sellers (i) have delivered to Purchaser (A) the audited balance sheet of Carbon as of the fiscal years ending December 31, 2017, December 31, 2018, and December 31, 2019 and the related audited income statements for the twelve months ended as of each such fiscal year end, (B) an audited consolidated balance sheet of CAC and the CAC Subsidiaries, as of the fiscal years ending December 31, 2017 and December 31, 2018, and the related audited consolidated income statements for the period April 3, 2017 (inception) through December 31, 2017 and for the twelve months ended December 31, 2018, (C) unaudited trial balances of Nytis LLC for the years ended December 31, 2017 and December 31, 2018, and (ii) within 20 days after the Execution date will deliver to Purchaser an unaudited combined consolidated balance sheet of CAC, the CAC Subsidiaries, Nytis LLC and, to the extent required by GAAP, the Nytis LLC Subsidiaries, as of the fiscal years ending December 31, 2018 and December 31, 2019, and the related unaudited combined consolidated income statements for the 12 months then ended (collectively, the “Financial Statements”). The Financial Statements (x) do, or to the extent not provided as of the Execution Date, will, fairly present in all material respects, in accordance with GAAP (except with respect to trial balances), the financial condition and the results of operations of the Companies, the CAC Subsidiaries and, to the extent required by GAAP, the Nytis LLC Subsidiaries, as of the respective dates of and for the periods referred to in such Financial Statements, and (y) have been, or to the extent not prepared as of the Execution Date, will be, prepared in accordance with applicable Laws, the books and records of the Company Entities, and the historic accounting practices of the Company Entities on a consistent basis throughout the periods covered by such Financial Statements.

(b) Except as set forth on Schedule 7.7(b)(i), none of the Company Entities has any Liabilities of a type required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved against on the balance sheet included in the latest Financial Statements, (ii) Liabilities incurred in the ordinary course of business of the Company Entities since December 31, 2019, and (iii) Liabilities which are not material in amount (either individually or in the aggregate).

7.8 Organizational Documents. Sellers have delivered, or made available, to Purchaser true, correct and complete copies of the Organizational Documents of each Company Entity.

7.9 Material Required Consents. The Material Required Consents set forth on Schedule 7.9 constitute all of the Material Required Consents that are required to be obtained by Sellers in connection with the transfer and conveyance of the Membership Interests to Purchaser under this Agreement.

7.10 Preferential Rights. All the Preferential Rights are set forth on Schedule 7.10.

7.11 No Conflicts.

(a) Except as set forth on Schedule 7.11 and assuming compliance with the matters referred to in Section 7.11(b), the execution, delivery, and performance by Sellers of this Agreement does not, and the execution, delivery, and performance by each of Sellers, the Company Entities of the Transaction Documents to which each of Sellers and the Company Entities will become a party, will not: (i) contravene or result in a violation of any provision of the Organizational Documents of Sellers or the Company Entities; (ii) result in a violation or breach of any Law or Order that is binding on Sellers or the Company Entities; (iii) constitute a default or an event of default in any material respect under, require any filing, notice, waiver, consent, authorization, or approval under, or result in or give any third party any right of termination, cancellation, or acceleration of the obligations under, any Material Contract or agreement to which Sellers or any Company Entity is a party or to which its assets are bound; or (iv) result in the creation of any Lien on any Acquired Asset.

(b) Except for Material Required Consents (which are covered by Sections 7.9 and 9.8) and Preferential Rights (which are covered by Sections 7.10 and 9.9), the execution, delivery, and performance by Sellers of this Agreement does not, and the execution, delivery, and performance by each of Sellers and the Company Entities of the Transaction Documents to which each of Sellers and the Company Entities will become a party, will not require any consent of, or filing with or notification to, any Person, except for (A) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” Law (“Blue Sky Laws”), including the filing with the SEC of an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act (the “Information Statement”) and (B) the Carbon Stockholder Consent and the Nytis USA Stockholder Consent.

7.12 Rentals and Royalties. Except for the Proceedings listed in Schedule 7.12, there is no Proceeding pending, or, to the Knowledge of Sellers, threatened in writing, against any of the Company Entities before any Governmental Authority, arbitrator, or arbitration panel relating to rentals or Royalties payable by the Company Entities with respect to the Acquired Assets or Hydrocarbons produced from the Acquired Assets. Except (a) for such funds that are being held in suspense, (b) for such items being disputed in good faith, or (c) as set forth on Schedule 7.12, the Company Entities have properly and timely paid, or caused to be paid, in all material respects, all Royalties arising under the Leases and under applicable Law due by the Company Entities with respect to the applicable Acquired Assets prior to the Effective Time and the Closing Date in accordance with Law and the applicable Lease. Exhibit M sets forth the aggregate amount of suspended funds held by any of the Company Entities and owed to third-parties for Royalties with respect to the Leases as of the date set forth on Exhibit M.

7.13 Taxes. Except as set forth on Schedule 7.13:

(a) (i) All Tax Returns required to be filed by the Company Entities or with respect to the Acquired Assets have been duly and timely filed; (ii) each such Tax Return is true, correct and complete in all material respects, (iii) all Taxes owed by the Company Entities or for which the Company Entities may be liable or with respect to the Acquired Assets, which are or have become due, have been paid in full or are appropriately included in accounts payable or accrued liabilities; (iv) all Taxes which the Company Entities are required by applicable Law to withhold and collect or deposit have been withheld and collected or deposited, and have been paid over to the proper authorities to the extent due and payable; and (v) there are no Liens (other than Permitted Liens) with respect to the Acquired Assets attributable to unpaid Taxes.

(b) There is no pending claim for Taxes against the Company Entities or with respect to the Acquired Assets and no assessment, deficiency or adjustment has been asserted, proposed or, to the Knowledge of Sellers, threatened with respect to any Taxes or Tax Returns of or with respect to the Company Entities or the Acquired Assets. None of the Tax Returns filed by the Company Entities or with respect to the Acquired Assets has been audited and no Tax audits or other administrative or judicial proceedings are being conducted, pending or, to the Knowledge of Sellers, threatened with regard to any Taxes or Tax Returns of the Company Entities or with respect to the Acquired Assets.

(c) There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company Entities or the Acquired Assets or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company Entities or the Acquired Assets.

(d) No Company Entity is a party to or bound by any Tax allocation, Tax sharing or Tax indemnity agreements or arrangements.

(e) No Company Entity has entered into any contract, agreement or arrangement with any Taxing Authority that requires such entity to take any action or to refrain from taking any action. No Company Entity is a party to any contract or agreement with any Taxing Authority that would be terminated or adversely affected as a result of the Contemplated Transactions.

(f) No Company Entity has participated (within the meaning of Treasury Regulations § 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b) (and all predecessor regulations).

(g) The Company Entities that are limited liability companies have not elected to be treated as a corporation for any Tax purpose, and each such limited liability company (other than Nytis LLC) is treated as an entity disregarded as a separate entity from its owner for federal Income Tax purposes, and with respect to Nytis LLC shall be treated as of Closing as an entity disregarded as a separate entity from its owner for federal Income Tax purposes.

The representations and warranties set forth in this Section 7.13 are the exclusive representations and warranties relating to Tax matters with respect to the Company Entities and the Acquired Assets.

7.14 Claims; Proceedings. Except to the extent relating to any rentals or Royalties (which are covered by Section 7.12), and any Taxes relating to the Company Entities or the Acquired Assets (which are covered by Section 7.13), and except for those Claims and Proceedings set forth in Schedule 7.14, there are no material Claims or Proceedings pending, or threatened in writing, against the Company Entities before any Governmental Authority, arbitrator, or arbitration panel, and, to the Knowledge of the Sellers, no event has occurred or circumstances exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for any Proceeding that would reasonably be anticipated to adversely impact, in any material respect, the businesses or operations of the Company Entities. No condemnation or eminent domain Proceeding is pending or threatened in writing, by any Governmental Authority affecting the Acquired Assets.

7.15 Compliance with Laws. Except to the extent relating to any Environmental Laws (which are covered by Section 7.25), any rentals or Royalties (which are covered by Section 7.12), and any Taxes relating to the Company Entities or the Acquired Assets (which are covered by Section 7.13), and, except as set forth in Schedule 7.15, the Company Entities are not currently and have not been in material violation of any applicable Laws with respect to their respective ownership and operation of the Acquired Assets, and no Company Entity has received written notice of any continuing or uncured material violation on the part of the Company Entities of any Laws applicable to the Acquired Assets.

7.16 Material Contracts.

(a) Other than the Leases, Exhibit E sets forth a true and complete list of the following contracts affecting the Acquired Assets:

(i) any agreement of the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries that requires such entity to expend more than $100,000 in any calendar year;

(ii) any agreement to sell, lease or otherwise dispose of the interest of Company Entities in the Acquired Assets;

(iii) any security interest affecting any of the Acquired Assets;

(iv) are Hydrocarbon purchase and sale, marketing, gathering, transportation, processing, compressing, treating or similar Contracts and that are not terminable without penalty upon ninety (90) days or less notice;

(v) any contract or agreement that can reasonably be expected to result in aggregate revenues of more than $100,000 in any calendar year;

(vi) any lease under which a Company Entity is the lessor or the lessee of equipment which lease (i) cannot be terminated by such Company Entity without penalty upon sixty (60) days or less notice and (ii) involves an annual base rental of more than fifty thousand dollars ($50,000);

(vii) any farmout agreement, participation agreement, exploration agreement or similar agreement which grants a third-party the right to earn an interest in an Acquired Asset without a corresponding right of Sellers or any of the Company Entities to participate, in each case with any remaining drilling, development or other similar material obligations;

(viii) any agreement between any of the Company Entities, on the one hand, and Seller or any of its Affiliates (other than the Company Entities), on the other hand;

(ix) any agreement that is an indenture, mortgage, promissory note, loan, credit or sale-leaseback, guaranty of any indebtedness obligation, bonds, letters of credit or similar financial contract, including any agreement providing for the creation of a Lien on the Acquired Assets;

(x) any agreement, the primary purpose of which is to provide indemnity rights;

(xi) any agreement that (A) contains or constitutes an existing area of mutual interest agreement, or (B) includes non-competition, non-solicitation or no-hire restrictions against a Company Entity;

(xii) any joint venture, partnership or agreements involving a sharing of profits, losses or Liabilities;

(xiii) any agreements providing for a call option, option to purchase, or similar right with respect to the Hydrocarbons from the properties included in the Acquired Assets under which such Hydrocarbons will not be sold or purchased for fair market value; and

(xiv) any agreement that constitutes an arrangement whereby Seller received payment prior to Closing but obligating the Acquired Assets and owner thereof to provide service after Closing without payment;

but excluding any Contracts pursuant to which Sellers, Company Entities or any of their predecessors in interest acquired any interest in the Acquired Assets to the extent such Contracts do not present any material obligation on the Company Entities or Purchaser from and after Closing and excluding title materials (including title opinions, title reports and abstracts).

(b) Except as set forth in Schedule 7.16, the Company Entities have not committed any continuing or uncured material breach or material default under any of the Material Contracts, and the Company Entities have not received written notice of any such breach or default. To the Knowledge of Sellers, the counterparties to the Material Contracts have not committed any continuing or uncured material breach or material default under any Material Contract to which the Company Entities are a party.

(c) All of the Material Contracts are in full force and effect in accordance with their terms and are a valid obligation of the Company Entities, as applicable, and to the Knowledge of Sellers, each of the other parties thereto, except as enforceability may be limited by applicable bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles, and, to the Knowledge of Sellers, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such material breach or default or would give any Person the right to declare a material default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate or materially modify any Material Contract. None of the Company Entities has released or waived any provision under any Material Contract that would adversely impact, in any material respect, the rights of Purchaser under such Material Contract following the Closing. Except as set forth on Schedule 7.16, none of the Company Entities has received a notice of non-renewal or termination of any Material Contract.

7.17 Production Sales Contracts.

(a) Except as set forth in Schedule 7.17(a), the Acquired Assets are not subject to any contract or agreement for the sale of Hydrocarbons attributable to periods after the Effective Time, other than contracts and agreements that can be terminated on not more than sixty (60) days’ notice.

(b) Except as set forth in Exhibit L or Schedule 7.17(b), the Acquired Assets are not subject to any obligation under a Hedging Instrument, take-or-pay clause, or similar contract to deliver Hydrocarbons produced from the Acquired Assets without receiving payment at the time, or after delivery, of such Hydrocarbons, or to deliver Hydrocarbons in the future for which payment has already been received.

7.18 Leases. Exhibit A sets forth a true and complete list of the Leases. Except for the Proceedings listed in Schedule 7.12 or Schedule 7.14, to the Knowledge of Sellers, as of the date hereof, no lessor under any Lease has given written notice to the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries of any action to terminate, cancel, rescind, repudiate, or procure a judicial reformation of any Lease. Except as set forth in Schedule 7.18, the Company Entities have not committed any continuing or uncured material breach or material default under any of the Leases, and the Company Entities have not received written notice of any such breach or default. To the Knowledge of Sellers, the counterparties to the Leases have not committed any continuing or uncured material breach or material default under any Lease to which the Company Entities are a party. All of the Leases are in full force and effect in accordance with their terms and are a valid obligation of the Company Entities, as applicable, and to the Knowledge of Sellers, each of the other parties thereto, except as enforceability may be limited by applicable bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles, and, to the Knowledge of Sellers, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such material breach or default or would give any Person the right to declare a material default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate or materially modify any Lease. None of the Company Entities has released or waived any material provision under any of the Leases that would adversely affect the rights of Purchaser under such Leases following the Closing.

7.19 Outstanding Obligations. Except as set forth in Schedule 7.19, there are no individual outstanding authorization for expenditures (“AFE”) or other written commitments or proposals to conduct Operations on the Acquired Assets requiring notice under Section 9.1(a)(iii).

7.20 Bonds. To the Knowledge of Sellers, Schedule 7.20 sets forth all required bonds and other surety arrangements relating to the ownership, use, or Operation of the Acquired Assets (including all bonds and surety arrangements required by a Governmental Authority).

7.21 Insurance. Except as set forth on Schedule 7.21, there are no claims pending with respect to any insurance policies maintained by or for the benefit of the Company Entities that provide coverage with respect to the Acquired Assets or the operation thereof. The Company Entities maintain insurance with respect to their businesses, operations, and Acquired Assets as set forth on Schedule 7.21. Each such insurance policy is in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation has been received by any of the Company Entities with respect to any such policy. Each Company Entity has complied in all material respects with the provisions of each such policy under which it is an insured party.

7.22 Employment; Benefit Plans.

(a) Schedule 7.22(a) sets forth a true and complete list of all employees of the Companies and the CAC Subsidiaries (the “Business Employees”) and Sellers have separately provided Purchaser with each Business Employee’s name, position, date of hire, FLSA classification, job location, salary or hourly rate of pay, cost and description of benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise), material fringe benefits, and any leave status. Except as separately provided to Purchaser, no Business Employee is on short-term or long-term disability leave, parental leave, Family and Medical Leave Act leave, military leave, or extended absence or is receiving benefits pursuant to Laws relating to workers’ compensation. No Business Employee is subject to any noncompete, nonsolicitation, or similar agreement in conflict with the business activities of the Companies, CAC Subsidiaries, or Nytis LLC Subsidiaries and as of the date hereof, to the Knowledge of the Sellers, no Business Employee has taken steps of is otherwise planning to terminate or materially alter his or her employment with the Companies, CAC Subsidiaries, or Nytis LLC Subsidiaries for any reason (or no reason) including the consummation of the transactions contemplated by this Agreement. Sellers have provided Purchaser with copies of all written employment contracts, and complete and accurate summaries of all oral employment contracts, relating to the employment of any Business Employee.

(b) Schedule 7.22(b) lists all individual consultants or independent contractors to the Companies and the CAC Subsidiaries (“Consultants”) and specifies each Consultant’s responsibilities, date of engagement, and compensation. Each Consultant qualifies as an independent contractor in relation to the Companies or the CAC Subsidiaries for purposes of all provisions of applicable Law, including those relating to Taxes, insurance, and employee benefits. Sellers have delivered to Purchaser copies of all written contracts, and complete and accurate summaries of all oral contracts, relating to the engagement of any Consultant.

(c) The Companies and the Company Entities are in material compliance with all applicable laws pertaining to employment and employment practices, including but not limited to withholding requirements, immigration, employment standards, government contractor requirements, social security laws, workers’ compensation, human rights, pay equity, wage and hour, sexual harassment, and labor relations. Except as set forth in Schedule 7.22(c), there are no Proceedings against the Companies or the Company Entities pending, or to the Knowledge of the Sellers, threatened to be brought or filed by, or with, any Governmental Body or arbitrator in connection with a Benefit Plan or the employment of any current or former employee or Consultant of the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries, including, without limitation, any Proceeding relating to unfair labor practices, employment discrimination, harassment, retaliation, wage and hour, equal pay or any other employment related matter arising under applicable laws. All current assessments under Laws applicable to workers’ compensation in applicable jurisdictions for the Business Employees have been paid or accrued, and neither the Companies, the CAC Subsidiaries, nor the Partnerships have been and are not currently subject to any unpaid special or penalty assessment under such legislation. To the Knowledge of Sellers, no Business Employee or Consultant is in material violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant, or other obligation relating to (i) the right of any such Business Employee or Consultant to be employed or engaged by the Companies, the CAC Subsidiaries, or the Partnerships, or (ii) the use or knowledge of trade secrets or proprietary information of the Companies or the CAC Subsidiaries.

(d) The Companies, the CAC Subsidiaries, and Nytis LLC Subsidiaries do not sponsor, offer, contribute to, or maintain, and the Companies, the CAC Subsidiaries, and Nytis LLC Subsidiaries were not, or are not required to, sponsor, offer, contribute to or maintain any retirement, pension, compensation, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based change in control, retention, severance, vacation, paid-time off, welfare, fringe-benefit, insurance or other similar agreement, plan, policy, program or arrangement, including an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not tax-qualified and whether or not subject to ERISA for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries or any spouse or dependent of such individual, or under which the Companies, the CAC Subsidiaries, or the Nytis LLC Subsidiaries have or may have any Liability (each a “Benefit Plan”). The Benefit Plans covering the Business Employees or to which the Business Employees are eligible are sponsored and/or maintained by Carbon and will be revised, amended or terminated at Closing to no longer cover the Business Employees. None of the Companies, CAC Subsidiaries, or Nytis LLC Subsidiaries have any Liability with respect to any Benefit Plan. Neither the Purchaser nor any Affiliate thereof will have any Liability with respect to any Benefit Plan.

(e) No Business Employee is represented by a labor union or other representative of employees and neither the Companies nor the Company Entities is a party to, subject to, or bound by a collective bargaining agreement or any other contract, agreement or understanding with a labor union or representative of employees. There are no strikes, lockouts, work stoppages or other labor disputes existing or, to the Knowledge of Sellers, threatened, with respect to any Business Employees. Except as set forth on Schedule 7.22(e), to the Knowledge of Sellers there have been no union certification or representation petitions or demands with respect to the Acquired Assets, the Companies or a Business Employee and no union organizing campaign or similar effort is pending or, to the Knowledge of Sellers, threatened.

(f) The Companies and the Company Entities have complied with all relevant provisions of the Immigration Reform and Control Act of 1986 (“IRCA”) and all related regulations and executive orders in effect regarding the employment in the United States of persons who are not citizens of the United States. Without limiting the foregoing, (a) each Business Employee is permitted to be employed in the United States under IRCA; (b) the Companies and the CAC Subsidiaries have examined (and made copies of, if applicable) the documents presented by each Business Employee to establish appropriate employment eligibility under IRCA; (c) the Companies, the CAC Subsidiaries, and the Partnerships have completed and required each employee hired on or since November 11, 1986 to complete a Form I-9 verifying employment eligibility under IRCA; (d) the Companies, the CAC Subsidiaries, and the Partnerships have retained each such respective completed Form I-9 for the length of time required under IRCA; and (e) the Companies, the CAC Subsidiaries, and the Partnerships have not been or are not currently subject to any audit or enforcement action by Immigration and Customs Enforcement or any other federal or state agency, and no monetary penalties have been assessed against the Companies, the CAC Subsidiaries, or the Partnerships for any violation of IRCA. No Business Employee is currently employed with authorization under a visa, including an H1-B visa, or for whom the Companies, the CAC Subsidiaries, or the Partnerships currently have petitions or applications for immigration benefits pending with any federal agency. If the Companies, the CAC Subsidiaries, or the Partnerships are subject to any legal obligation to obtain pre-employment authorization from the United States Citizenship and Immigration Service and the Department of Homeland Security through the use of E-Verify, the Companies, the CAC Subsidiaries, or the Partnerships have complied with E-Verify obligations with respect to the Business Employees. The Companies, the CAC Subsidiaries, and the Partnerships have not received any communications from the IRS or the Social Security Administration indicating “no match” for social security records on any Business Employee. For purposes of this Section 7.22(f), the term “employee” shall have the meaning afforded to such term in IRCA.

7.23 Partnerships.

(a) Each Partnership is a Kentucky general partnership and Kentucky is the only State in which it conducts its business or owns or leases any of its properties.

(b) Schedule 7.23(b) sets forth a true, complete and correct list of all of the Equity Interests in the Partnerships as of the date hereof, and except as set forth on Schedule 7.23(b), no Person holds any Equity Interests in the Partnerships. The Partnerships do not own, directly or indirectly, any Equity Interests in any Person, any leasehold interest in any Lease, or any wells or related assets other than the Wells and related Acquired Assets. To the Knowledge of Sellers, the Entity Interests in the Partnerships were issued in compliance with all applicable Laws.

(c) Nytis LLC is the operator of record of each Well owned by the Partnerships pursuant to the partnership agreement of the applicable Partnership.

7.24 Information Statement. The information relating to Carbon, the Sellers, the Companies and the CAC Subsidiaries that is provided by Carbon or its representatives specifically for inclusion or incorporation by reference in (i) the Information Statement, when it or any amendment thereto becomes effective under the Exchange Act, (ii) the documents and financial statements of Carbon incorporated by reference in the Information Statement or any amendment or supplement thereto or (iii) any other document filed with the SEC or any other Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Information Statement relating will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Carbon with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Purchaser for inclusion in the Information Statement.

7.25 Environmental. Except as disclosed on Schedule 7.25, (a) there are no Proceedings pending of which Sellers have received service or written notice, or to the Knowledge of Sellers, threatened in writing, with respect to the Acquired Assets alleging material violations of, or material liabilities under, Environmental Laws, or claiming material Remediation obligations; (b) Sellers have not received any written notice from any Governmental Authority of any alleged or actual material violation or non-compliance with, or material liability under, any Environmental Law or of material non-compliance with the terms or conditions of any environmental Permits, arising from, based upon, associated with or related to the Acquired Assets or the ownership or operation of any thereof that remains unresolved as of the Execution Date; and (c) Sellers have provided or made available to Purchaser true and complete copies of all environmental Permits and all Phase I Environmental Site Assessment reports and material written final environmental reports or audits that, (i) were prepared by third parties or prepared by Sellers and filed with any Governmental Authority, in each case, within the last three (3) years, (ii) are related to Environmental Laws, environmental Permits, or Hazardous Materials, (iii) in the control or possession of Sellers (except as the same may be subject to attorney-client privilege or third party restrictions on its disclosure); and (iv) excluding any portion thereof containing forecasts or projections, internal peer reviews, business strategies, or research on remediation technology or techniques.

7.26 Permits.

(a) Each Company Entity holds all material Permits necessary to own or lease, operate and use the Acquired Assets and carry on and conduct its businesses as currently conducted. To the Knowledge of Sellers, Exhibit F sets forth an accurate and complete list of all material Permits held by the Company Entities. Each of such Permits is valid and in full force and effect against the Company Entities, and the consummation of the transactions contemplated under this Agreement will not terminate or adversely affect any of the Permits in any material respect.

(b) Except as set forth on Schedule 7.26(b)(i), (i) each Company Entity is currently, and since December 31, 2017 has been, in compliance in all material respects with all of the terms and requirements of each of the Permits, (ii) no conditions have been imposed in relation to any of the Permits, and, to the Knowledge of Sellers, no event has occurred or circumstance exists that, in each case, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, the revocation, withdrawal, suspension, variation or non-renewal of any of the Permits, and (iii) to the Knowledge of Sellers, all applications required to have been filed for the renewal of each of the Permits have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings, registrations, and notices required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Authorities.

7.27 Plugging and Abandonment Obligations. Schedule 7.27 sets forth a true and complete list of (a) all Wells operated by a Company Entity that did not have any Hydrocarbon sales and/or production from January 1, 2018 through December 31, 2019; and (b) all Wells operated by a third party that, to the Knowledge of Sellers, did not have any Hydrocarbon sales and/or production from January 1, 2018 through December 31, 2019. Schedule 7.27 contains a true and accurate list of all agreements with any Governmental Authority regarding any Plugging and Abandonment Obligation of the Company Entities.

7.28 Guarantees. Schedule 7.28 sets forth a complete and accurate list of all bonds, letters of credit, guarantees or other surety arrangements posted or entered into by the Company Entities or Sellers in connection with the ownership or operation of the Acquired Assets.

7.29 Imbalances. Schedule 7.29 sets forth all material Imbalances associated with the Acquired Assets as of the date set forth on such Schedule.

7.30 Bank Accounts. Schedule 7.30 sets forth a complete and correct list of each bank or financial institution in which any of the Company Entities has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box, and the names of all persons authorized to draw thereon or having signatory power or access thereto.

7.31 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to the Knowledge of Sellers, threatened in writing against a Seller or any Company Entities.

7.32 Regulatory Status . Cranberry Pipeline Corporation, an intrastate pipeline regulated by the Public Service Commission of West Virginia (WVPSC), is subject to FERC’s limited jurisdiction pursuant to Section 311 of the Natural Gas Policy Act of 1978 and is in compliance in all material respects with all applicable Laws enforced by FERC and WVPSC. To the Knowledge of Sellers, Coalfield Pipeline Company is exempt from FERC’s jurisdiction pursuant to Section 1(b) of the Natural Gas Act, 15 U.S.C. § 717(1)(b), as natural gas gathering facilities. Coalfield Pipeline Company has not provided services to any party, including any Affiliate of Sellers, nor has it provided any services on its own behalf, that would, to the Knowledge of Sellers, cause Coalfield Pipeline Company to be subject to FERC’s jurisdiction. Neither Sellers nor any Affiliate of Sellers and, to the Knowledge of Sellers, no other Person has utilized the services of Coalfield Pipeline Company in such a manner that has caused or would, to the Knowledge of Sellers, cause Coalfield Pipeline Company to become subject to FERC’s jurisdiction. To the Knowledge of Sellers, (a) no suit, action, federal, state or local administrative proceeding or other proceeding is pending against Coalfield Pipeline Company by or before a Governmental Authority related to the jurisdictional status of Coalfield Pipeline Company that would result in a determination that Coalfield Pipeline Company is subject to FERC’s jurisdiction, and (b) no Person has made any written claim that Coalfield Pipeline Company should be subject to FERC’s jurisdiction. Notwithstanding the foregoing, Coalfield Pipeline Company is in compliance in all material respects with all applicable Laws enforced by Tennessee that govern its gathering activities.

ARTICLE 8
REPRESENTATION AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as of the Execution Date and as of the Closing Date as follows:

8.1 Existence and Good Standing. Purchaser is corporation that is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

8.2 Foreign Qualification. Purchaser is duly qualified, authorized, registered, or licensed and in good standing to do business as a foreign corporation in each jurisdiction where it is required to be so qualified, authorized, registered, or licensed, and in good standing, to own the Membership Interests, or where the failure to be so qualified, authorized, registered, or licensed, or in good standing, could not reasonably be expected to have a Material Adverse Effect on Purchaser’s ability to execute and deliver the Transaction Documents to which it will be a party, to perform its obligations under such Transaction Documents, and to consummate the Contemplated Transactions.

8.3 Power and Authority. Purchaser has all requisite power and authority to carry on its business as presently conducted, to acquire and own the Membership Interests, to execute and deliver the Transaction Documents to which it is or will become a party, to perform its obligations under such Transaction Documents, and to consummate the Contemplated Transactions.

8.4 Due Authorization. The execution and delivery by Purchaser of the Transaction Documents to which Purchaser is or will become a party, the performance by Purchaser of its obligations under such Transaction Documents, and the consummation by Purchaser of the Contemplated Transactions, have been duly authorized by all necessary corporate action of Purchaser, including any required board of director, member, stockholder, and other authorizations or approvals under the Entity Law applicable to, or the Organizational Documents of, Purchaser.

8.5 Execution and Delivery; Enforceability.

(a) This Agreement has been duly executed and delivered by Purchaser, and constitutes the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally, and to general equitable principles.

(b) Each Transaction Document to which Purchaser will become a party, when executed and delivered by Purchaser, will have been duly executed and delivered by Purchaser, and will constitute the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

8.6 Liabilities for Brokers’ Fees. Neither Purchaser nor any Affiliate of Purchaser have incurred any Liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Contemplated Transactions for which Sellers shall have any Liability or responsibility whatsoever.

8.7 Conflicts. Except as set forth on Schedule 8.7, the execution, delivery, and performance by Purchaser of this Agreement do not, and the execution, delivery, and performance by Purchaser of the Transaction Documents to which Purchaser will become a party will not: (a) result in a violation or breach of any Law or Order that is binding on Purchaser or any of Purchaser’s material assets or properties; (b) contravene or result in a violation of any provision of the Organizational Documents of Purchaser; or (c) constitute a default or an event of default under, require any filing, notice, waiver, consent, authorization, or approval under, or result in or give any third party any right of termination, cancellation, or acceleration of the obligations under, any material contract or agreement to which Purchaser is a party or to which its assets are bound.

8.8 Proceedings. Except as set forth in Schedule 8.8, there are no Claims or Proceedings pending, or to the Knowledge of Purchaser, threatened, against Purchaser before any Governmental Authority, arbitrator, or arbitration panel, that would reasonably be expected to: (a) have an effect on the ability of Purchaser to consummate the Contemplated Transactions; or (b) delay or make illegal the Contemplated Transactions.

8.9 Independent Evaluation.

(a) Purchaser is knowledgeable about the oil and gas business and aware of its risks, and has retained and taken advice concerning the Acquired Assets, the Companies, the CAC Subsidiaries, the Nytis LLC Subsidiaries, the Assumed Liabilities and the Contemplated Transactions from attorneys, advisors, and consultants that are knowledgeable about the oil and gas business and the Laws applicable to the Acquired Assets, the Company Entities, the Assumed Liabilities and the Contemplated Transactions. Purchaser has been afforded a reasonable and appropriate opportunity to visit the offices of Sellers and to examine the Records and other materials described in Section 4.1 and all other documents and materials reasonably requested by Purchaser or its Entity Representatives or advisors (except those related to the Excluded Assets) with respect to the Acquired Assets and the Assumed Liabilities (the “Background Materials”). Purchaser has made all such reviews and inspections of the Acquired Assets, the Background Materials and Records as Purchaser has deemed necessary or appropriate to consummate the Contemplated Transactions; provided, however, nothing in this Section shall be deemed to have altered Sellers’ or the Company Entities’ obligation to disclose and schedule such matters as are required to be disclosed and scheduled hereunder to make their respective representations and warranties true and correct.

(b) The Background Materials include files and records, or copies of files and records, that the Company Entities have used in their normal course of business and other information regarding the Company Entities, the Acquired Assets and the Assumed Liabilities that Sellers, the Company Entities and their respective Entity Representatives have compiled or generated; provided, however, that, except with respect to fraud, Purchaser acknowledges and agrees that the Indemnified Seller Parties have not made any representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the Background Materials or Records, or, except for the representations and warranties of Sellers contained in this Agreement or any other Transaction Document and in the case fraud, as to any other information relating to the Company Entities, the Acquired Assets or the Assumed Liabilities furnished or to be furnished to Purchaser or its representatives or advisors by or on behalf of Sellers or the Company Entities, including any estimates with respect to the value of the Acquired Assets or reserves, the financial condition, physical condition, environmental conditions, Liabilities, Operations, business, or prospects of the Company Entities, the requirements for the reporting of production and the payment and reporting of Royalties and Taxes, the ability to develop or produce the Acquired Assets, to obtain any Permits required to develop or produce the Acquired Assets, or to sell any Hydrocarbons attributable to production from the Acquired Assets, or of any projections as to events that could or could not occur.

(c) In entering into this Agreement, except with respect to fraud, Purchaser acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement, including Sellers’ representations and warranties contained herein and in any other Transaction Documents, and upon its independent analysis, evaluation, and investigation of, and judgment with respect to, the business, economic, legal, tax, environmental, and other consequences of the Contemplated Transactions, including its own estimate and appraisal of the extent and value of the Hydrocarbons and other reserves attributable to the Acquired Assets and the prices that may be received for Hydrocarbons produced from the Acquired Assets.

(d) Except as expressly provided in this Agreement and except in the case of fraud, the Indemnified Seller Parties shall not have any Liability to Purchaser, its Affiliates, any Indemnified Purchaser Parties, or their respective Entity Representatives, arising out of or resulting from any authorized or unauthorized use, disclosure, or reliance on the Background Materials or other information and data relating to the Acquired Assets or the Assumed Liabilities provided by or on behalf of Sellers or any other Indemnified Seller Party.

8.10 Securities Laws. Purchaser has such knowledge, sophistication, and experience in business and financial matters and in the ownership and operation of oil and gas properties and assets that Purchaser is capable of evaluating the merits and risks of the acquisition of the Membership Interests, and has so evaluated the merits and risks of such acquisition. Purchaser is able to bear the economic risk of their acquisition of the Membership Interests, and, at the present time, is able to afford a complete loss of such investment. The Membership Interests are being acquired by Purchaser for Purchaser’s own account for the purpose of investment or consumption and not with a view to reselling or distributing the Membership Interests in violation of any registration or qualification requirements of any securities Laws. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state or foreign agency has passed upon the Membership Interests or made any finding or determination as to the fairness of an investment in the Membership Interests or the accuracy or adequacy of the disclosures made to Purchaser, and, except as expressly set forth in Article 11, Purchaser waives its right of rescission and is not entitled to cancel, terminate, or revoke this Agreement.

8.11 Qualification. Purchaser is qualified to own the Membership Interests and, indirectly through the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries, own and operate the Acquired Assets (including the federal, state, and fee oil and gas leases included therein), including meeting all Permit, bonding, and other surety requirements. Consummation of the Contemplated Transactions by Purchaser will not cause Purchaser to be disqualified or to exceed any acreage or other regulatory limitations imposed by Law.

ARTICLE 9
CERTAIN COVENANTS AND AGREEMENTS

9.1 Affirmative Operations Covenants.

(a) Before Closing – Seller Operated Properties. Except as consented to in writing by Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, or as otherwise provided in this Agreement, from the Execution Date to the Closing, with respect to the Seller Operated Properties, each of the Companies and the CAC Subsidiaries, as applicable, shall:

(i) operate and maintain the Acquired Assets in the ordinary course of business and consistent with the past practice of the Companies and the applicable CAC Subsidiary, and in compliance in all material respects with all applicable Laws;

(ii) except as provided in clause (iii) below, pay or cause to be paid or appropriately accrued its proportionate share of all Operating costs and expenses that become due and payable in connection with the Operation and maintenance of the Acquired Assets;

(iii) notify Purchaser of any AFEs received by any of the Companies or the CAC Subsidiaries that pertain to Operations or capital projects to be conducted after the Effective Time with respect to the Acquired Assets and that either (A) relate to the spudding, drilling or completion operations of any well located on any of the Acquired Assets, or (B) provide for an amount that exceeds $100,000 per activity net to the interest of the applicable Company or CAC Subsidiary (the “Interim Operation Approval Threshold”), and consult with Purchaser before paying the proportionate share of the applicable Company or CAC Subsidiary of any such AFE;

(iv) keep Purchaser reasonably informed of ongoing Operations and capital projects with respect to the Acquired Assets;

(v) use their respective commercially reasonable efforts to preserve intact the respective businesses, Operations, and goodwill of the Companies and the CAC Subsidiaries; and

(vi) use their respective commercially reasonable efforts to preserve the current relationships of each of the Companies and the CAC Subsidiaries with distributors, Business Employees, Consultants, customers, and suppliers.

(b) Before Closing. Except as consented to in writing by Purchaser, which consent may be withheld, delayed or conditioned in Purchaser’s sole discretion, or as otherwise provided in this Agreement, from the Execution Date to the Closing, each of Sellers, the Companies and the CAC Subsidiaries shall not:

(i) amend the Organizational Documents of the Company Entities, issue any equity interests in the Company Entities, or take any action with respect to any recapitalization, reorganization, liquidation, dissolution or winding up of the Company Entities or their respective businesses;

(ii) as to the Company Entities, acquire any material assets, material obligations or material Liabilities (except as otherwise permitted by other provisions of this Agreement); or

(iii) agree or commit to do any of the foregoing.

9.2 Restriction on Operations. Subject to Section 9.1 and to the provisions of applicable operating agreements and other applicable contracts and agreements to the contrary, from the Execution Date to the Closing, without the prior written consent of Purchaser to act otherwise (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Companies or the CAC Subsidiaries shall:

(a) approve any capital projects on the Acquired Assets in excess of $100,000, or approve any Operations on the Acquired Assets for the spudding, drilling or completion operations of any well located on any of the Acquired Assets in excess of $100,000;

(b) convey or dispose of any part of the Acquired Assets or enter into any farmout, farmin, or other similar contract affecting the Acquired Assets in excess of $250,000 in the aggregate;

(c) not waive, compromise or settle, or violate, breach or default under, any material right or Claim that would, or would reasonably be expected to, adversely affect any of the Acquired Assets;

(d) mortgage or pledge any of the Acquired Assets or create or suffer to exist any Lien thereupon, other than any Permitted Lien;

(e) enter into any employment contract or modify the terms of any existing employment contract, in each case, with an employee whose compensation exceeds $50,000 per year;

(f) grant any increase in the base compensation of the Business Employees or consultants, except in the ordinary course of business;

(g) adopt, amend, modify or terminate any Benefit Plan (except as required by applicable Law); or

(h) except as described in Section 9.3 below, enter into any new contract of the type described under Section 7.16(a), or amend, modify, terminate or waive any material provision under, any Lease or Material Contract (other than a termination or waiver pursuant to the terms thereof without any further affirmative action or conduct by the Companies or the CAC Subsidiaries). Requests for approval of any action restricted by this Section 9.2 and Section 9.1(a)(iii) shall be delivered to the following individual, who shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Brad Gray	bgray@dgoc.com

Jim Rode	jrode@dgoc.com

Purchaser’s approval of any action restricted by this Section 9.2 shall not be unreasonably withheld, delayed or conditioned and shall be considered granted in full within 10 days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Sellers’ notice) of Sellers’ notice to Purchaser requesting such consent unless Purchaser notifies Sellers to the contrary during that period. Purchaser acknowledges that the Company Entities own undivided interests in the Acquired Assets, and Purchaser agrees that the acts or omissions of third parties (including the applicable operators of the Acquired Assets) who are not Affiliates of Sellers, the Companies or the CAC Subsidiaries shall not constitute a violation of the provisions of this Section 9.2, nor shall any action required by a vote of working interest owners constitute such a violation so long as the Companies and/or the CAC Subsidiaries, as applicable, have voted their respective interests in a manner consistent with the provisions of this Section 9.2.

9.3 Marketing. From the Execution Date until the Closing, without the prior written consent of Purchaser to act otherwise, which consent shall not be unreasonably withheld, delayed or conditioned, none of the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries shall amend or modify, or terminate, or waive any material provision under, any existing marketing contracts, or enter into any new marketing contracts providing for the sale of Hydrocarbons for a term in excess of one month that cannot be cancelled or terminated on 60 days or less notice, to the extent any such contracts burden the Acquired Assets from and after Closing.

9.4 Legal Status. From the Execution Date until the Closing, each of Sellers, the Companies and the CAC Subsidiaries shall preserve and maintain its legal status and the legal status of the Nytis LLC Subsidiaries.

9.5 Notices of Claims. Sellers shall promptly notify Purchaser, and Purchaser shall promptly notify Sellers, if, at any time from the Execution Date until the Closing, Sellers, the Companies, the CAC Subsidiaries or Purchaser, as the case may be, receives notice of any Claim or Proceeding of the type described in Section 7.14 or Section 8.8.

9.6 Compliance with Laws. From the Execution Date until the Closing, the Companies and the CAC Subsidiaries shall comply in all material respects with all Laws, Permits, and Orders applicable to the ownership of the Acquired Assets, and, with respect to the Seller Operated Properties, the operation of such Seller Operated Properties.

9.7 Governmental Reviews and Filings; Customary Post-Closing Consents.

(a) Before Closing. From and after the Execution Date until the Closing, the Parties shall cooperate to provide all information requested by, make all required filings with, prepare and submit all required applications to, and conduct all negotiations required or requested by, any Governmental Authority as may be required to consummate the Contemplated Transactions.

(b) Customary Post-Closing Consents. Within 30 days after the Closing, Purchaser, the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries (at their cost and expense) shall apply for all Customary Post-Closing Consents and, upon request by Sellers, provide copies of all such applications to Sellers. After Closing, Purchaser, the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries further agree to promptly take all other actions reasonably required of them by Governmental Authorities having jurisdiction to obtain all requisite regulatory approvals with respect to the Contemplated Transactions.

9.8 Material Required Consents.

(a) Promptly after the Execution Date, the Companies and the applicable CAC Subsidiaries shall (i) mail requests for all Material Required Consents set forth on Schedule 7.9 as well as other consents to assignment of the Membership Interests that do not constitute Material Required Consents to the applicable third Persons holding such rights and (ii) use commercially reasonable efforts (but in no event required to make any payments or incur any material obligations to any such Person), with reasonable assistance from the Parties (including Purchaser providing required assurances of financial condition and operator qualifications but in no event shall Purchaser, the Companies or the CAC Subsidiaries be required to make any payments or incur any material obligations to any Person in connection therewith), to obtain all Material Required Consents and such other consents before the Closing.

(b) If, during the course of Purchaser’s Due Diligence Review, Purchaser discovers any Material Required Consent that is not listed in Schedule 7.9, Purchaser shall use its commercially reasonable efforts within three (3) Business Days after discovery to provide written notice to Sellers of such Material Required Consent, and Schedule 7.9 shall be deemed updated to include such Material Required Consent. Notwithstanding the foregoing, any such updated Schedule shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 10.3(a) have been satisfied.

(c) If a Material Required Consent applicable to the Contemplated Transactions, the failure of which to obtain or satisfy would render the assignment of an Acquired Asset void, voidable or result in termination or the right to terminate thereof, is not obtained, complied with or otherwise satisfied prior to the Closing Date, then, unless otherwise mutually agreed in writing by Sellers and Purchaser, (i) any Acquired Asset or portion thereof affected by such Material Required Consent shall be an Excluded Asset and the Base Purchase Price to be paid at Closing shall be reduced by the portion of the Allocated Value thereof. Any such Excluded Asset so held back at the Closing will be conveyed to Purchaser within ten (10) days following the date on which Sellers obtain, comply with or otherwise satisfy all Material Required Consent with respect to such Excluded Asset for a purchase price equal to the amount by which the Base Purchase Price was reduced on account of the holding back of such Excluded Asset; provided, however, if all Material Required Consents with respect to any such Excluded Asset so held back at the Closing are not obtained, complied with or otherwise satisfied within 180 days following the Closing Date, then such Excluded Asset shall be eliminated from the Acquired Assets and this Agreement unless Sellers and Purchaser mutually agree to proceed with a closing on such Excluded Asset in which case Purchaser shall be deemed to have waived any objection with respect to non-compliance with such Seller Approvals.

9.9 Preferential Purchase Rights.

(a) Compliance with Preferential Rights. Each of the Company Entities shall use its commercially reasonable efforts (but in no event required to make any payments or incur any material obligations owed to any Person) to comply with any Preferential Rights by sending written notice of this Agreement, promptly after the Execution Date, to all Persons holding any such Preferential Rights set forth on Schedule 7.10, offering to sell to each such Person that portion of the Acquired Assets for which such a right is held for an amount equal to the Allocated Value of such portion of such Acquired Assets, as applicable. In no event shall the Parties be required to make any payments or incur any material obligations to any Person with respect to obtaining a waiver of any Preferential Right.

(b) Notification. If, during the course of its Due Diligence Review, Purchaser discovers any Preferential Right that is not set forth on Schedule 7.10, Purchaser shall use its commercially reasonable efforts within three (3) Business Days after discovery to provide written notice to Sellers of such Preferential Right, whereupon Sellers and the Company Entities shall promptly thereafter comply with such Preferential Right in accordance with Section 9.9(a), and Schedule 7.10 shall be deemed updated by such Preferential Right. Notwithstanding the foregoing, any such updated Schedule shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 10.3(a) have been satisfied.

(c) Consummation Before Closing. If, before the Closing Date, any Preferential Right is exercised and the sale to the holder of such right is consummated, then that portion of the Acquired Assets, as applicable, affected by such Preferential Right shall be excluded from the Acquired Assets conveyed at the Closing, and the Preliminary Adjustment Amount shall be adjusted downward by the Allocated Value of such portion of the Acquired Assets, subject to the following:

(i) if the Preferential Right applies to a change of control of the Acquired Assets, then the Preliminary Adjustment Amount shall be adjusted downward by the Allocated Value of all assets attributable to such Preferential Right; and

(ii) if the Preferential Right affects only a portion of an Acquired Asset and a portion of the Base Purchase Price has not been allocated specifically to such portion of an Acquired Asset in Exhibit A, Exhibit B or Exhibit C, then the portion of the Base Purchase Price to be allocated to such Acquired Asset shall be determined in the same manner as provided in Section 5.9(g) when a Title Defect affects only a portion of an Asset.

(d) Consummation After Closing. If, with respect to a Preferential Right, either: (i) the time frame for the exercise of such right has not expired before the Closing Date and none of Sellers or the Company Entities, as applicable, has received from the holder of such right either a notice of such holder’s intent not to exercise such Preferential Right or a waiver of such Preferential Right, or (ii) the holder of such Preferential Right timely and properly exercises such right before the Closing Date but the purchase and sale of the affected Acquired Assets to the holder of such Preferential Right is not consummated before the Closing Date, then such Acquired Assets shall be conveyed to Purchaser at Closing subject to such Preferential Right, unless such affected Acquired Assets has been otherwise eliminated from the Acquired Assets in accordance with other provisions of this Agreement. If a third party elects to purchase such affected Acquired Assets subject to a Preferential Right and Closing has already occurred with respect to such affected Acquired Assets, Purchaser shall be obligated to convey such affected Acquired Assets to such third party and shall be entitled to the consideration for the sale of such affected Acquired Assets.

(e) Certain Acknowledgements. Purchaser acknowledges that, by selling the Membership Interests to Purchaser, Sellers desire to sell all of the Acquired Assets to Purchaser and would not have entered into this Agreement but for Purchaser’s agreement to purchase all of the Acquired Assets as herein provided. Sellers’ obligation hereunder to sell the Membership Interests to Purchaser is expressly conditioned upon the transfer of all of the Acquired Assets (other than the other Assets excluded pursuant to the express provisions of this Agreement) in accordance with the terms of this Agreement, either by conveyance by Sellers to the Company Entities or conveyance by the applicable Company Entity (for Sellers’ benefit) pursuant to an applicable Preferential Right; provided that, nothing herein is intended or shall operate to extend or apply any Preferential Right to any portion of the Acquired Assets that is not otherwise burdened thereby.

9.10 Casualty Loss. If, from and after the Effective Time but prior to the Closing Date, any portion of the Acquired Assets suffers a Casualty Loss that exceeds $250,000, then, subject to Section 10.1(c) and the other provisions of this Agreement, (i) Purchaser shall nevertheless be required to close the Contemplated Transactions and (ii) Sellers shall elect by written notice to Purchaser prior to Closing to either (A) cause, at Sellers’ sole cost, each Acquired Asset affected by such Casualty Losses to be repaired, restored or replaced (to at least the condition or quality prior to the occurrence of the applicable event) prior to Closing or (B) reduce the Base Purchase Price by the cost to repair, restore or replace each Acquired Asset affected by such Casualty Losses to at least its condition prior to such casualty or taking. In each case, Sellers shall retain all rights to insurance, condemnation awards and other claims against third parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing. Sellers shall be deemed to have made the election under clause (B) above with respect to each Acquired Asset affected by Casualty Losses if, as of the Outside Closing Date or the Closing, as applicable, such Asset has not been repaired, restored or replaced (to at least the condition or quality prior to the occurrence of the applicable event) at Sellers’ sole cost.

9.11 Confidentiality.

(a) Confidentiality Agreement. Unless and until the Closing occurs, the Confidentiality Agreement shall remain in full force and effect; provided, however, Carbon is permitted to disclose the terms of this Agreement to the third-party owner of the 1.89% membership interest of Nytis LLC in connection with its negotiating the purchase of such membership interest. Effective upon the Closing, the Confidentiality Agreement shall automatically terminate without any further action of the Parties. If this Agreement is terminated before the Closing, the Confidentiality Agreement shall continue to remain in full force and effect in accordance with its terms and shall survive the termination of this Agreement.

(b) Obligations after Closing. After the Closing, Purchaser, the Companies and the CAC Subsidiaries, on the one hand, and Sellers, on the other hand, shall not, directly or indirectly, disclose, or permit any of their respective Entity Representatives to disclose, to any third party (i) any of the financial terms of this Agreement or the Contemplated Transactions, (ii) in the case of Purchaser, any of the Excluded Assets that constitute records, data or other agreements or information or (iii) in the case of Sellers, the Records (including all or any portion of the Purchase Price) (collectively, “Confidential Information”) without the prior written consent of the other Party; provided, however, that this Section 9.11(b) shall not prevent disclosures of Confidential Information by a Party: (A) pursuant to Section 9.11(c) or Section 9.12; (B) of information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement (including Section 9.12) or any other confidentiality agreement to which such Party is a party or of which it has knowledge), as evidenced by generally available documents or publications; (C) to the extent disclosure is necessary or advisable, to its Affiliates or to such Party’s or any such Affiliate’s Entity Representatives for the purpose of performing their respective obligations under this Agreement; (D) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by such Party or its Affiliates, to the extent disclosure is necessary or advisable to obtain financing; (E) to the extent necessary, to enforce this Agreement; (F) to the extent disclosure is required or advisable under any securities Law or listing requirement of any securities exchange applicable to such Party or any of its equity owners or its or their respective Affiliates; or (G) to the extent required under any contract; provided, however, that in each case of disclosure under clauses (C) or (D), the Persons to whom disclosure is made agree to be bound by this confidentiality provision, and the Party making such disclosure shall be liable and responsible for any breach by such Person of this confidentiality obligation.

(c) Information Requests. Notwithstanding Section 9.11(b), if, in the opinion of a Party’s counsel, such Party is required by a Proceeding, discovery request, Freedom of Information Act (or state equivalent) request, investigative demand, subpoena, or Order to disclose Confidential Information (collectively, an “Information Request”), such Party shall give the other Party at least 10 days’ prior written notice (unless less time is permitted by the applicable Information Request, in which case the disclosing Party shall give as much notice as is possible), together with a copy of the Information Request. If, before the time such disclosure is required to be made, the other Party provides the disclosing Party with written notice that it intends to object to the Information Request, file a motion for a protective order, file a motion to quash the Information Request, or take other legal action to prevent the disclosure of Confidential Information (collectively, an “Objection”), the disclosing Party shall not produce any documents or make any disclosures until it receives an Order from the relevant Governmental Authority, receives written consent from the other Party, or receives an opinion of legal counsel of the disclosing Party that the disclosing Party is legally required to comply with the Information Request despite the pending Objection. Further, the disclosing Party agrees to cooperate with the other Party, at the request and expense of the other Party, in filing or obtaining an Objection to ensure confidential treatment of the Confidential Information. If, after compliance with the foregoing, the disclosing Party is required to disclose Confidential Information pursuant to such an Information Request, the disclosing Party shall furnish only that portion of the Confidential Information that is legally required to be disclosed, and will cooperate with the other Party’s counsel to enable the other Party, at its sole cost and expense, to obtain any available, reliable assurance that any Confidential Information so disclosed will be accorded confidential treatment.

9.12 Public Announcements.

(a) Requirements. Except as provided in Section 9.12(b), none of Sellers, the Companies, the CAC Subsidiaries or Purchaser shall issue any press release or make any announcement with respect to this Agreement or the Contemplated Transactions, without the prior written consent of the other Parties. If any Party intends to issue any press release or other announcement concerning this Agreement or the Contemplated Transactions, such Party shall provide to the other Parties a copy of the proposed announcement at least five (5) Business Days before the disclosure and shall in good faith consider any comments provided by such other Parties; provided, however, that the right of a Party to provide comments to any such press release or announcement shall not diminish its right to consent to such press release or announcement under this Section 9.12(a).

(b) Limited Exception. Notwithstanding the foregoing provisions of this Section 9.12, nothing contained in this Agreement shall prevent a Party from disclosing the terms or the existence of this Agreement or the Contemplated Transactions to the extent such Party determines, upon advice of counsel, that such disclosure is required or advisable under any securities Law or listing requirement of any securities exchange applicable to such Party or any of its equity owners or its or their respective Affiliates; provided, however, that the disclosing Party shall provide the other Parties with the opportunity to comment within the five (5) Business Day period (or any shorter period as may be available under applicable Law or requirement of any securities exchange) under Section 9.12(a) before the disclosure.

9.13 [Reserved].

9.14 Required Bonding. Purchaser shall obtain all bonds, guarantees, letters of credit and other surety arrangements and credit support obligations required in connection with the ownership of the Membership Interests or the ownership, use, or operation of the Acquired Assets (including all bonds and surety arrangements required by the DOI and the States of Illinois, Indiana, Kentucky, Ohio, Tennessee, Virginia, West Virginia) necessary to cause Sellers’ bonds, guarantees, letters of credit and other surety arrangements and credit support obligations with respect to the Acquired Assets to be released at Closing. Not later than 10 Business Days before the Closing, Purchaser shall provide Sellers with satisfactory evidence that all such bonds, guarantees, letters of credit and other surety arrangements and credit support obligations have been obtained and will be unconditionally effective as of the Closing Date.

9.15 Breach Before Closing. If, before the Closing, Purchaser obtains information that leads Purchaser to believe that Sellers, the Companies or the CAC Subsidiaries have or may have breached any representation, warranty, covenant, or other provision of this Agreement, Purchaser shall provide notice to such Party(ies) of such breach or potential breach promptly after discovery thereof. Notwithstanding the foregoing, the failure of Purchaser to notify Sellers, the Companies, or the CAC Subsidiaries of a breach shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 10.3(a) have been satisfied.

9.16 Fulfillment of Conditions. From and after the Execution Date until the Closing, each Party shall use commercially reasonable efforts, and proceed diligently and in good faith, to perform and satisfy all representations, warranties and covenants of such Party contained in this Agreement (to the extent not inconsistent with this Agreement), and shall not take or fail to take any action that could reasonably be expected to result in the performance and fulfillment of any such representations, warranties or covenant.

9.17 Amendment of Sellers’ Schedules and Exhibits.

(a) Purchaser agrees that, with respect to the representations and warranties of Sellers contained in this Agreement, Sellers shall have the continuing right until the Closing to add, supplement or amend any of Sellers’ Exhibits or Schedules to their representations and warranties with respect to any matter hereafter arising or discovered which, if existing or known at the Execution Date or thereafter, would have been required to be set forth or described in such Exhibit and Schedules. For all purposes of this Agreement, including for purposes of indemnification or termination rights or determining whether the conditions set forth in Section 10.3 have been fulfilled, the list of Material Contracts as set forth on Exhibit E and the Sellers’ Schedules contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto.

(b) Within ten (10) days after the Execution Date, Sellers will provide to Buyer supplements to Exhibit C (Midstream Assets), Exhibit D (Rights-of-Way, Easements, Surface Use Agreements, Surface Leases) and Exhibit H (Field Offices) setting forth the Book and Page Numbers or the Instrument Numbers at which the operative documents have been recorded in the land records of the counties in which such Acquired Assets are located.

9.18 Acquisition of Remainder of Nytis LLC Membership Interests. Prior to Closing, Nytis USA shall acquire the 1.89% issued and outstanding membership interests in and to Nytis LLC that are owned by a third party.

9.19 Employee Matters.

(a) Purchaser shall not assume any employment agreements between Nytis LLC and its officers (each, an “Excluded Employment Agreement” and collectively, the “Excluded Employment Agreements”), each of which is an Excluded Asset that will be assigned to Sellers (or an Affiliate) prior to the Closing. From the Execution Date until the date that is fourteen (14) days prior to the Closing Date, Sellers shall cooperate with Purchaser’s review of the work history, performance, credentials, skills, and qualifications of the Business Employees. If, prior to the expiration of such period, Purchaser, in its sole discretion, determines not to employ any Business Employee, Sellers shall, on or prior to Closing, terminate such Business Employee and pay such Business Employee severance costs pursuant to Sellers’ severance programs and policies as may be in effect at that time; provided, however, that Purchaser shall reimburse Sellers $200,000 for the severance costs paid to employees, which amount shall be paid at Closing and set forth on the Preliminary Settlement Statement. Nothing in this Agreement imposes an obligation on the Purchaser to retain any Business Employee for any length of time.

(b) During the period of time beginning on the Closing Date and ending on the first anniversary thereof, Seller shall not and shall cause its Affiliates not to solicit for employment or hire any Business Employee; provided that this covenant shall not preclude the Seller or an Affiliate thereof from soliciting for employment or hiring any Business Employee whose employment is terminated after the Closing Date by the Companies, CAC Subsidiaries or Nytis LLC Subsidiaries.

9.20 Information Statement. Each Party shall cooperate with the other Party in the preparation of the preliminary and the definitive Information Statement, including all amendments or supplements thereto. Carbon shall prepare and file with the SEC the preliminary Information Statement as promptly as reasonably practicable following the date of this Agreement. No filing of, or amendment or supplement to, the Information Statement will be made by Carbon without first providing the Purchaser a reasonable opportunity to review and comment on the portions expressly referencing Purchaser, and Carbon shall consider in good faith all reasonable additions, deletions and changes suggested by the Purchaser in connection therewith. If Carbon receives any comments from the SEC with respect to the preliminary Information Statement and any requests by the SEC for any amendment or supplement thereto or for additional information with respect to the preliminary Information Statement, Carbon shall respond as promptly as reasonably practicable to such comments. The Purchaser shall, as promptly as reasonably practicable, provide Carbon with such information as may be required to be included in the Information Statement or as may be reasonably required to respond to any comment of the SEC. As promptly as reasonably practicable after all comments received from the staff of the SEC have been cleared by the SEC, Carbon shall file the definitive Information Statement with the SEC and cause such definitive Information Statement to be mailed to its stockholders of record. If at any time prior to the Closing Date, any information relating to the Purchaser or Carbon, or any of their respective Affiliates, directors or officers, is discovered by the Purchaser or Carbon that should be set forth in an amendment or supplement to the Information Statement, so that the Information Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party, and Carbon shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Legal Requirements, disseminate such amendment or supplement to the stockholders of Carbon.

9.21 R&W Insurance Policy. Prior to the Closing, Purchaser shall use commercially reasonable efforts to obtain and bind the R&W Insurance Policy on the terms and conditions reasonably acceptable to Purchaser and Sellers. Sellers shall cooperate with Purchaser’s efforts and provide assistance as reasonably requested by Purchaser to obtain and bind the R&W Insurance Policy. Prior to or at the Closing, Sellers shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of such policy; provided, that Purchaser shall pay or cause to be paid one-half of the costs and expenses of the R&W Insurance Policy (up to a maximum of $150,000) and Purchaser shall pay the remainder of such costs and expenses, which amount shall be characterized as a transaction expense.

9.22 Management Services Agreement. At Closing, Carbon and CAC will terminate that certain Management Services Agreement dated February 23, 2017.

9.23 Transition Services. At the Closing, Carbon and Purchaser shall enter into a transition services agreement in substantially the form attached hereto as Exhibit T.

9.24 No Solicitation.

(a) Except as permitted by this Section 9.24, from the Execution Date until the Closing Date or the earlier termination of this Agreement, Carbon shall not, shall cause each of the Sellers, the Companies and the CAC Subsidiaries, and each of its and their respective officers and directors not to, and shall use its commercially reasonable efforts to cause its and the Sellers’, the Companies’ and the CAC Subsidiaries’ other employees not to, directly or indirectly, (i) initiate, solicit, knowingly induce or knowingly encourage, or take any action to knowingly facilitate the making of, any inquiry, offer or proposal which constitutes, or would reasonably be expected to lead to, a Takeover Proposal; (ii) participate in any discussions or negotiations regarding any Takeover Proposal or furnish, or otherwise afford access, to any Person (other than Purchaser) any non-public information or data with respect to Carbon, each of the Sellers, the Companies and the CAC Subsidiaries or otherwise in connection with or for the purpose of encouraging or facilitating a Takeover Proposal; (iii) except to the extent necessary to take any actions that Carbon, each of the Sellers, the Companies and the CAC Subsidiaries or any third party would otherwise be permitted to take pursuant to this Section 9.24 or except to the extent that the Carbon Board concludes, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Carbon Board under applicable Law, release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Carbon, any Seller, any Company or any CAC Subsidiary is a party; (iv) except for a confidentiality agreement permitted by Section 9.24(b), enter into any agreement, agreement in principle or letter of intent with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal or any agreement, agreement in principle or letter of intent relating to any Takeover Proposal; or (v) solicit or encourage the Carbon stockholders to revoke, terminate, cancel, withdraw or otherwise modify the Carbon Stockholder Consent. Carbon, each of the Sellers, the Companies and the CAC Subsidiaries, and each of its and their respective officers and directors shall immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Takeover Proposal.

(b) Notwithstanding Section 9.24(a) or any other provision of this Agreement, Carbon may take any of the actions described in Section 9.24(a)(i) or (ii) if, but only if, prior to the satisfaction of the condition set forth in Section 10.1(d), (i) Carbon has received a bona fide unsolicited written Takeover Proposal that did not result from a breach of Section 9.24(a); (ii) the Carbon Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; (iii) Carbon has provided Purchaser with written notice of such determination; and (iv) prior to furnishing or affording access to any non-public information or data with respect to Carbon, any Seller, any Company or any CAC Subsidiary in connection with or for the purpose of encouraging or facilitating a Takeover Proposal, Carbon receives from such Person a confidentiality agreement with terms no less favorable to Carbon than those contained in the confidentiality agreement with Purchaser. Carbon shall promptly provide to Purchaser any non-public information regarding Carbon, any Seller, any Company or any CAC Subsidiary provided to any other Person in connection with or for the purpose of encouraging or facilitating a Takeover Proposal which was not previously provided to Purchaser, such additional information to be provided no later than the date such information is provided to such other Person. Nothing in this Section 9.24(b) shall prohibit Carbon or the Carbon Board, directly or indirectly through any officer, employee or representative, from (1) informing any Person that Carbon, any Seller, any Company or any CAC Subsidiary is party to this Agreement and informing such person of the restrictions that are set forth in this Section 9.24. or (2) disclosing factual information regarding the business, financial condition or results of operations of Carbon, any Seller, any Company or any CAC Subsidiary or the fact that a Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Information Statement or otherwise; provided that, in the case of this clause (2), Carbon shall in good faith determine that such information, facts, identity or terms are required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with the Carbon Board’s fiduciary duties under applicable Law.

(c) Carbon shall promptly (and in any event within one business day) notify Purchaser in writing if (i) any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Carbon, or (ii) Carbon becomes aware that any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, any Seller, any Company or any CAC Subsidiary, in each case in connection with any Takeover Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of any written proposals, indications of interest and draft agreements, except to the extent that (i) discussions of such materials jeopardizes the attorney-client privilege or (ii) disclosure of such materials contravenes any Law, rule, regulation, order, judgment or decree). Carbon agrees that it shall keep Purchaser informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). Neither the Carbon Board nor any committee thereof shall, subject to Section 9.24(d), cause or encourage the revocation, termination, cancellation, withdrawal, or modification of the Carbon Stockholder Consent.

(d) Notwithstanding anything to the contrary set forth in this Agreement with respect to a Takeover Proposal, the Carbon Board may only terminate this Agreement pursuant to Section 11.1(c)(iii) if, after receiving a bona fide unsolicited written Takeover Proposal that it received (that did not result from a breach of Section 9.24(a)), (i) such Takeover Proposal constitutes a Superior Proposal, (ii) the Carbon Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel, that it is reasonably necessary to take such actions to comply with its fiduciary duties under applicable Law, (iii) during the Superior Notice Proposal Period, Carbon negotiated in good faith with Purchaser to permit Purchaser to propose such adjustments, modifications or amendments to the terms and conditions of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; provided, however, that Purchaser shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iv) at the end of the Superior Proposal Notice Period, after taking into account any such adjusted, modified, or amended terms as may have been proposed by Purchaser since its receipt of the Superior Proposal Notice, the Carbon Board has again in good faith made the determination (A) in clause (ii) of this Section 9.24(d) and (B) that such Takeover Proposal constitute a Superior Proposal. In the event of any material revisions to the Superior Proposal, Carbon shall be required to deliver a new notice to Purchaser and again comply with the requirements of this Section 9.24(d), subject to the extension of the Superior Proposal Notice Period as set forth in the definition thereof.

ARTICLE 10
PARTIES’ CONDITIONS TO CLOSING

10.1 Mutual Conditions. The obligations of the Parties to consummate the Contemplated Transactions that are to be consummated at the Closing are subject to the satisfaction at the Closing of the following conditions (each of which may be waived by both Sellers and Purchaser, in the sole discretion of each such Party):

(a) Changes in Laws; Orders. No Governmental Authority shall have enacted, issued, promulgated, or deemed applicable any Law, or issued or granted any final and non-appealable Order, that is in effect and that has the effect of permanently enjoining, making illegal, or otherwise prohibiting or preventing the consummation of the Contemplated Transactions, and no Governmental Authority shall have threatened in writing to enact, issue, promulgate, make applicable, or grant any such Law or Order.

(b) No Proceeding. No injunction, Order or award restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions shall have been issued and no Proceeding shall be pending before any Governmental Authority against any Party or the Acquired Assets that seeks to enjoin, make illegal, or otherwise prohibit or prevent the consummation of the Contemplated Transactions other than any such Proceeding that is initiated by or on behalf of the Party claiming that this condition is not satisfied.

(c) Title Defects, Adverse Environmental Conditions and Casualty Losses – Acquired Assets. The (i) net aggregate Title Defect Value of Surviving Title Defects plus (ii) the Remediation Amount of Surviving Environmental Defects plus (iii) the amount of Casualty Losses plus (iv) the Allocated Value of all Acquired Assets excluded from the Closing due to (A) the exercise of Preferential Rights or (B) the failure to obtain Material Required Consents, does not exceed an amount equal to fifteen percent (15%) of the unadjusted Base Purchase Price.

(d) Information Statement. The Information Statement shall have been mailed to Carbon’s stockholders in accordance with Section 9.20 at least 20 days prior to the Closing.

10.2 Sellers’ Conditions. The obligations of Sellers at the Closing are subject to the satisfaction at or before the Closing of the following conditions precedent (each of which may be waived by Sellers, in their sole discretion):

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in this Agreement that is qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and each of the representations and warranties of Purchaser set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the Execution Date and, with respect to those representations and warranties also made as of the Closing Date, as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date or are limited to a specific date which shall be true and correct as of such specified date).

(b) Covenants. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or before the Closing.

(c) Closing Deliveries under this Agreement. Purchaser shall have delivered, caused to have been delivered or be ready, willing and capable of delivering to Sellers duly executed copies of each of the Transaction Documents required by this Agreement to be delivered or caused to be delivered by Purchaser at the Closing.

10.3 Purchaser’s Conditions. The obligations of Purchaser at the Closing are subject to the satisfaction at or before the Closing of the following conditions precedent (each of which may be waived by Purchaser, in the sole discretion of Purchaser):

(a) Representations and Warranties. Each of the representations and warranties of Sellers set forth in this Agreement that is qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and each of the representations and warranties of Sellers set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case, as of the Execution Date and, with respect to those representations and warranties also made as of the Closing Date, as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date which shall be true and correct as of such specified date).

(b) Covenants. Each of Sellers, the Companies and the CAC Subsidiaries shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or before the Closing.

(c) Closing Deliveries under this Agreement. Sellers, the Companies and the CAC Subsidiaries shall have delivered, caused to have been delivered or be ready, willing and capable of delivering to Purchaser duly executed copies of each of the Transaction Documents required by this Agreement to be delivered or caused to be delivered by Sellers, the Companies and the CAC Subsidiaries at the Closing.

(d) No Material Adverse Effect. Between the Execution Date and the Closing Date, there shall have been no Material Adverse Effect.

(e) R&W Insurance Policy. Purchaser shall have obtained and bound the R&W Insurance Policy.

(f) Consulting Agreement. Patrick R. McDonald shall have executed and delivered to Purchaser a consulting agreement in a form mutually acceptable to Mr. McDonald and Purchaser.

ARTICLE 11
TERMINATION

11.1 Termination. At any time prior to Closing, this Agreement may be terminated as follows:

(a) by the mutual written consent of the Sellers and the Purchaser;

(b) by Purchaser if:

(i) (A) the conditions set forth in Section 10.1 and Section 10.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); (B) Purchaser has confirmed in writing to Sellers that Purchaser is ready, willing and able to consummate the Closing; and (C) Sellers shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 12.1; or

(ii) any condition specified in Section 10.1 and Section 10.3 has not been satisfied on or before the date the Closing should have occurred pursuant to Section 12.1;

(c) by Sellers:

(i) if (A) the conditions set forth in Section 10.1 and Section 10.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); (B) Sellers have confirmed in writing to Purchaser that Sellers are ready, willing and able to consummate the Closing; and (C) Purchaser shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 12.1;

(ii) if any condition specified in Section 10.1 and Section 10.2 has not been satisfied on or before the date the Closing should have occurred pursuant to Section 12.1;

(iii) prior to the satisfaction of the condition set forth in Section 10.1(d), in order to enter into a definitive agreement with respect to a Superior Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 11.1(c)(iii)); provided, that any such purported termination by the Sellers pursuant to this Section 11.1(c)(iii) shall be void and of no force or effect unless Carbon pays to Purchaser, the Termination Fee in accordance with Section 11.2(d);

(d) by either Sellers or Purchaser, upon notice to the other Parties, if Closing has not occurred on or before the Outside Closing Date; provided, however, that no Party hereto shall be entitled to terminate this Agreement under this Section 11.1(d) if the Closing has failed to occur as a result of the willful failure or negligent, intentional or willful breach or inaccuracy of such Party’s representations, warranties, covenants and agreements hereunder has prevented the consummation of the Contemplated Transactions;

(e) by Sellers, immediately upon notice to Purchaser, if the Deposit is not timely delivered by Purchaser in accordance with Section 3.2.

(f) by Purchaser, if (i) there shall have been a material breach by Sellers of Section 9.24 or (ii) the Carbon Board causes the Carbon Requisite Stockholder Approval to be terminated, canceled, withdrawn or otherwise modified in a manner adverse to Purchaser.

(g) by either Sellers or Purchaser, immediately upon notice to the other Party, if (i) the net aggregate Title Defect Value of Surviving Title Defects plus (ii) the Remediation Amount of Surviving Environmental Defects plus (iii) the amount of Casualty Losses plus (iv) the Allocated Value of all Acquired Assets excluded from the Closing due to (A) the exercise of Preferential Rights or (B) the failure to obtain Material Required Consents, exceeds an amount equal to fifteen percent (15%) of the unadjusted Base Purchase Price.

11.2 Remedies. In the event this Agreement is terminated under Section 11.1, the following shall apply:

(a) in the event of termination of this Agreement in accordance with Section 11.1(a), Section 11.1(b), Section 11.1(c)(ii), Section 11.1(d), Section 11.1(f), or Section 11.1(g), then Sellers and Purchaser shall jointly instruct the Escrow Agent to release the Deposit to Purchaser, which together with the right to receive the Termination Fee, if applicable, pursuant to Section 11.2(d), shall be Purchaser’s sole and exclusive remedy therefor in lieu of all other damages, including specific performance;

(b) in the event of termination of this Agreement by Sellers in accordance with Section 11.1(c)(i), then Purchaser shall not be entitled to a refund of the Deposit, and Sellers and Purchaser shall jointly instruct the Escrow Agent to release the Deposit to Sellers as Sellers’ sole and exclusive remedy therefor in lieu of all other damages, including specific performance;

(c) in the event of termination of this Agreement by either Sellers or Purchaser in accordance with Section 11.1(d), then Purchaser shall not be entitled to a refund of the Deposit and, in consideration of the time and effort of Sellers in connection with the Contemplated Transactions, Sellers and Purchaser shall jointly instruct the Escrow Agent to release the Deposit to Sellers as Sellers’ sole and exclusive remedy therefor in lieu of all other damages, including specific performance.

(d) In recognition of the efforts, expenses and other opportunities foregone by Purchaser while structuring and pursuing the Contemplated Transactions, Sellers shall pay the Termination Fee to Purchaser, by wire transfer of immediately available funds to an account specified by Purchaser in the event of any of the following: (i) in the event Purchaser terminates this Agreement pursuant to Sections 11.1(b)(i), or 11.1(f), or in the event Sellers terminate this Agreement pursuant to Section 11.1(c)(iii), Sellers shall pay Purchaser the Termination Fee within one (1) Business Day after receipt of either Party’s notification of such termination; and (ii) in the event that after the date of this Agreement a Takeover Proposal shall have been made known to senior management of Carbon or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) Takeover Proposal and (A) thereafter this Agreement is terminated by either Purchaser or Sellers pursuant to Section 11.1(d) and (B) prior to the date that is twelve (12) months after the date of such termination, Sellers enter into any agreement for or consummate transaction regarding Takeover Proposal (whether or not the same Takeover Proposal as that referred to above), then Sellers shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay Purchaser the Termination Fee.

11.3 Effect of Termination. If this Agreement is terminated under Section 11.1, all rights and obligations of the Parties under this Agreement shall terminate without any further Liability or obligation of any Party to any other Party; provided, however, that the provisions in Section 9.11 (Confidentiality), Section 9.12 (Public Announcements), the provisions of Section 11.2 (Remedies) and this Section 11.3, the provisions in Article 1 (Defined Terms; Interpretation) and Article 16 (Miscellaneous), the other provisions of this Agreement that expressly survive the termination of this Agreement, and the definitions in Appendix A (to the extent used in the foregoing Sections, Articles, and provisions) shall survive the termination of this Agreement and remain in full force and effect. For the avoidance of doubt, the obligations of the Parties under the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE 12
CLOSING

12.1 Closing. The purchase and sale of the Membership Interests shall be consummated at a closing (the “Closing”) to be held at the offices of Sellers or at such other location as the Parties mutually agree in writing, at 10:00 a.m. Denver, Colorado time, on the later of (a) May 1, 2020, (b) the first Business Day after the satisfaction or waiver of the conditions set forth in Article 10.1, or (c) such other date as the Parties mutually agree in writing (such date and time is referred to herein as the “Closing Date”).

12.2 Closing Obligations. At the Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Assignments.

(i) Carbon and Purchaser shall duly execute, acknowledge, and deliver an Assignment of Membership Interests for the CAC Membership Interests substantially in the form of Exhibit U (the “Assignment of the CAC Membership Interests”), effective as of the Effective Time.

(ii) Nytis USA and Purchaser shall duly execute, acknowledge, and deliver an Assignment of Membership Interests for the Nytis LLC Membership Interests substantially in the form of Exhibit V (the “Assignment of the Nytis LLC Membership Interests”), effective as of the Effective Time.

(iii) Sellers and Purchaser shall duly execute, acknowledge, and deliver such other assignments, assumptions, bills of sale, or deeds necessary for the Purchaser, Companies, the CAC Subsidiaries and/or the Nytis LLC Subsidiaries to assume the Assumed Liabilities.

(iv) CAC or the applicable CAC Subsidiary and Carbon (or its Affiliate) shall execute the Assignment of the CAC Excluded Assets.

(v) Nytis LLC and Nytis USA (or its Affiliate) shall execute the Assignment of the Nytis LLC Excluded Assets.

(b) Preliminary Settlement Statement. Sellers and Purchaser shall duly execute and deliver the Preliminary Settlement Statement.

(c) Closing Payment.

(i) Purchaser shall deposit the Indemnity Escrow Amount with the Escrow Agent in accordance with Section 3.4(b)(i).

(ii) Purchaser shall deliver the Credit Facility Payoff in accordance with Section 3.4(b)(ii).

(iii) Purchaser shall pay to the R&W Insurance Premium to the R&W Insurer in accordance with Section 3.4(b)(iii).

(iv) Purchaser shall deliver the Seller Closing Payment to Sellers in accordance with Section 3.4(b)(iv).

(d) Release of Deposit. Purchaser and Sellers shall jointly direct the Escrow Agent to release the Deposit to Sellers.

(e) Releases. After receipt of the Closing Payment and only if Purchaser has not been assigned or otherwise assumed the Credit Agreement, Sellers shall deliver to Purchaser duly executed and acknowledged releases in recordable form of all Liens (other than Permitted Liens) created by Sellers, the Companies or the CAC Subsidiaries of their respective lenders that encumber the Membership Interests or the Acquired Assets.

(f) Closing Certificates. Sellers and the Companies shall deliver to Purchaser a certificate duly executed by an officer of each such Party substantially in the form of Exhibit W as to the satisfaction of the closing conditions set forth in Section 10.3(a) and Section 10.3(b). Purchaser shall deliver to Sellers a certificate duly executed by an officer of Purchaser substantially in the form of Exhibit X as to the satisfaction of the closing conditions set forth in Section 10.2(a) and Section 10.2(b) (each, a “Closing Certificate”).

(g) Non-Foreign Affidavit. Each Seller shall deliver to Purchaser an affidavit of non-foreign status and no requirement for withholding under section 1445 of the Code.

(h) Copies of Obtained Consents and Preferential Rights. To the extent obtained by Sellers, the Companies or the CAC Subsidiaries prior to Closing, Sellers, the Companies and the CAC Subsidiaries shall deliver to Purchaser copies of (i) all obtained Material Required Consents and (ii) any written waivers of any Preferential Right.

(i) Resignations. Sellers shall deliver to Purchaser executed copies of the resignations of all officers, managers and directors of the Companies and the CAC Subsidiaries.

(j) Replacement Bonds. Purchaser shall provide Sellers with satisfactory evidence that all bonds, guarantees, letters of credit and other surety arrangements and credit support obligations required in connection with the ownership and operation of the Acquired Assets (including but not limited to those set forth on Schedule 7.20) have been obtained and are unconditionally effective as of the Closing Date.

(k) Purchase of Nytis LLC Interest. Sellers shall provide Purchaser with evidence satisfactory to Purchaser of Nytis USA’s acquisition of the 1.89% issued and outstanding membership interests in and to Nytis LLC that are owned by a third party.

(l) Indemnity Escrow Agreement. Sellers and Purchaser shall execute and deliver the Indemnity Escrow Agreement.

(m) Other Instruments. The Parties shall execute and deliver all other instruments and other items reasonably necessary and requested by the other Parties to effectuate the Contemplated Transactions.

ARTICLE 13
CERTAIN POST-CLOSING OBLIGATIONS

13.1 Post-Closing Adjustments.

(a) Final Settlement Statements. Not later than 5:00 p.m. Eastern Time, on the date that is 75 days after the Closing Date (the “Final Settlement Date”), Sellers, with the assistance and cooperation of Purchaser, the Companies and the CAC Subsidiaries and Purchaser’s Entity Representatives under Section 13.1(i) and with access to such Records and other information and records as Sellers reasonably deem necessary or appropriate, shall prepare and deliver to Purchaser a final settlement statement (the “Final Settlement Statement”) setting forth: (i) each adjustment under Section 3.3 to any portion of the Base Purchase Price payable to Sellers that was not finally determined as of the Closing pursuant to the Preliminary Settlement Statement, including: the Defect Adjustment (to the extent not otherwise distributed to Sellers or Purchaser under Section 5.3(d)); (ii) a reconciliation of the Preliminary Adjustment Amount to the Base Purchase Price taking into account the adjustments under Section 13.1(j); and (iii) any other adjustment required under this Agreement or otherwise agreed to by the Parties (the “Final Base Purchase Price”).

(b) Objection Report. Not later than 5:00 p.m. Eastern Time on the date that is 10 Business Days after receipt of the proposed Final Settlement Statement under Section 13.1(a) (the “Objection Date”), Purchaser may deliver to Sellers a detailed written report (an “Objection Report”) containing: (i) those particular items or amounts in the proposed Final Settlement Statement as to which Purchaser objects; (ii) the reasons, in reasonable detail, for each such objection, together with any supporting documentation available to Purchaser; and (iii) Purchaser’s calculation of the Final Base Purchase Price. Any particular amounts or items contained in the proposed Final Settlement Statement that are not specifically objected to by Purchaser in a proper and timely delivered Objection Report shall be deemed accepted by Purchaser and shall be final, binding, and conclusive on all Parties. If Purchaser does not deliver an Objection Report by the Objection Date, Sellers’ proposed Final Settlement Statement and calculation of the Final Base Purchase Price shall be deemed final, binding, and conclusive on all Parties.

(c) Negotiation Period. If an Objection Report is properly and timely delivered by Purchaser, Purchaser and Sellers shall negotiate in good faith during the 10 Business Day period after such delivery (the “Negotiation Period”) to reach an agreement on the disputed items or amounts to determine the Final Base Purchase Price. If Sellers and Purchaser agree as to the Final Base Purchase Price or any particular amount or item thereof that is specifically objected to in the Objection Report, then Purchaser and Sellers shall execute a written acknowledgement of such agreement, and the Final Base Purchase Price or any amounts or items thereof that are the subject of such agreement, as applicable, shall be deemed final, binding, and conclusive on all Parties.

(d) Submission to Accounting Referee. If Purchaser and Sellers are unable to agree on the Final Base Purchase Price by the expiration of the Negotiation Period, then any dispute, controversy, or matters of difference relating to the Final Settlement Statement or the determination of the Final Base Purchase Price (other than any such disputed items or amounts that constitute Title Disputed Matters, which shall be resolved in accordance with Section 5.6, and if required, certified by the Title Expert, to the Accounting Referee appointed under this Section 13.1(d)) (collectively, “Final Settlement Disputes”) shall be resolved by a firm of independent accountants that does not have a material relationship with any Party and that is reasonably acceptable to Sellers and Purchaser (the “Accounting Referee”). To the extent necessary, Sellers and Purchaser shall act in good faith to promptly agree on the Accounting Referee and to execute such engagement letters and other documents as shall be necessary to engage the Accounting Referee within 10 Business Days after the expiration of the Negotiation Period. After the Accounting Referee has been engaged, if the Accounting Referee withdraws after a challenge, dies, or otherwise resigns or is removed, then such Accounting Referee shall be replaced within 10 Business Days thereafter by Purchaser and Sellers in accordance with this Section 13.1, and the time periods in this Section 13.1 shall be extended as necessary or appropriate. The fees and expenses of the Accounting Referee shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.

(e) Instructions to Accounting Referee. Purchaser and Sellers shall instruct the Accounting Referee in its engagement letter or in another joint written statement that the Accounting Referee: (i) shall act as an expert in accounting, and not as an arbitrator, to resolve, in accordance with this Agreement, only the Final Settlement Disputes specifically disputed in a timely delivered Objection Report that remain in dispute, and that are not deemed by this Agreement to be final, binding, and conclusive; (ii) shall adjust Sellers’ proposed calculation of the Final Base Purchase Price, if at all, to reflect the resolution of any such Final Settlement Dispute; (iii) may not determine a Final Base Purchase Price that is more than the applicable amount in Sellers’ proposed Final Settlement Statement or that is less than the applicable amount in Purchaser’s Objection Report; and (iv) shall use commercially reasonable efforts to complete its work and deliver to Purchaser and Sellers a written report of its decision as promptly as practicable, and in any event within 30 Business Days after it has been engaged as the Accounting Referee.

(f) Procedures of Accounting Referee. Each Party shall have the right to deliver to the Accounting Referee (with a copy to the other Party) a written presentation as to its position within 10 Business Days after the engagement of the Accounting Referee. Within 10 Business Days thereafter at a time and place agreed by the Parties and the Accounting Referee (or if the Parties are unable to agree, as determined by the Accounting Referee), each of Sellers on the one hand, and Purchaser, on the other hand, shall have the right to make an oral presentation of its position and to present witnesses at a hearing conducted by the Accounting Referee. The remaining procedures governing such a hearing shall be determined by the Accounting Referee, except that each of the applicable Sellers, on the one hand, and Purchaser, on the other hand, shall have the right to an approximately equal amount of time to present its position.

(g) Determination of Accounting Referee. The Accounting Referee shall use commercially reasonable efforts to complete its work and deliver to Sellers and Purchaser a written report of its decision as to any Final Settlement Disputes as promptly as practicable, and in any event within 30 Business Days after it has been engaged as the Accounting Referee (subject to the receipt of any required certifications from the Title Expert under Section 5.6). The Accounting Referee’s report shall include a calculation of the Final Base Purchase Price and any item or component thereof that was not finally determined during or before the Negotiation Period and a line-item comparison (showing increases and decreases) to the calculations contained in Sellers’ proposed Final Settlement Statement and the Objection Report, together with explanations of each variance. If any Final Settlement Dispute is submitted to the Accounting Referee under this Section 13.1, then the Final Base Purchase Price as determined by the Accounting Referee and set forth in its report, shall be final, binding, and conclusive on all Parties.

(h) Final Determination Date. The date on which the Final Base Purchase Price shall be deemed to have been determined shall be the earliest of (such date, the “Final Determination Date”): (i) the Objection Date, if Purchaser has not delivered an Objection Report with respect to the Final Base Purchase Price by the Objection Date; (ii) the date during the Negotiation Period that Purchaser and Sellers have resolved all disputed amounts with respect to the Final Base Purchase Price, if all disputed amounts with respect thereto are resolved during the Negotiation Period; or (iii) the date on which the Accounting Referee delivers its report as to the final determination as to the Final Base Purchase Price, if submitted to the Accounting Referee.

(i) Cooperation. Sellers, on the one hand, and Purchaser, the Companies and the CAC Subsidiaries, on the other hand, shall, and shall cause their respective Entity Representatives and independent accountants to, cooperate and assist as requested by the Parties and the Accounting Referee in the preparation of the Final Settlement Statement and the calculation of the Final Purchase Price and in providing access and conducting reviews referred to in this Section 13.1, including making available to the extent necessary their respective books, records, work papers, and personnel.

(j) Payment of Final Base Purchase Price. If (i) the Final Base Purchase Price as finally determined under this Section 13.1 is more than (ii) the Preliminary Adjustment Amount, then Purchaser shall pay to Sellers, within two (2) Business Days after the Final Determination Date, the amount of such difference by wire transfer of immediately available funds to an account or accounts designated by Sellers. If the amount in clause (i) above is less than the Preliminary Adjustment Amount, then Sellers shall pay to Purchaser, within two (2) Business Days after the Final Determination Date, the amount of such difference by wire transfer of immediately available funds to an account or accounts designated by Purchaser.

13.2 Amounts Received After the Closing. After the Closing, any cash, payment or credit received by Sellers attributable to Acquired Assets for the period from or after the Effective Time (except to the extent the Base Purchase Price has been adjusted downwards for such amount as provided herein) shall be paid by Sellers to the applicable Company or CAC Subsidiary or Purchaser (as directed by Purchaser) within 30 days after receipt thereof. To the extent not previously paid to Sellers as an upward adjustment to the Base Purchase Price determined in accordance with Section 3.3(b), after the Closing, any cash, payment or credit received by the Companies, the CAC Subsidiaries or Purchaser attributable to the Acquired Assets for the period prior to the Effective Time shall be paid by the Companies, the CAC Subsidiaries or Purchaser, as the case may be, to Sellers within 30 days after receipt thereof. Payments under this Section 13.2 shall not constitute an adjustment to any portion of the Base Purchase Price. Adjustments to the Base Purchase Price after the Closing shall be made only under this Section 13.2. Notwithstanding anything to the contrary contained herein, the obligations of each Party under this Section 13.2 shall apply only to payments related to the Acquired Assets and received on or before 12 months after the Closing Date.

13.3 Contingent Payment. Purchaser shall, on each of the Contingent Payment Annual Payment Dates (as such are identified in Exhibit S) pay to the account designated in writing by Carbon the Contingent Payment Amount by wire transfer of immediately available funds in accordance with Exhibit S. Any dispute between the Sellers and the Purchaser concerning the amount of a particular Contingent Payment Amount shall be determined by the Accounting Referee under procedures substantially similar to those provided in Section 13.1(d) through (g). The terms of the Contingent Payments shall survive Closing.

13.4 Records. Sellers shall make the Records available for pick up by Purchaser at a mutually agreeable time no later than 20 days after the Closing at the locations and in the format currently maintained by Sellers, the Companies or the CAC Subsidiaries, as applicable. Sellers may retain copies of the Records. The Records shall be made available to Sellers after the Closing for review and copying as reasonably requested by Sellers. Purchaser, the Companies and the CAC Subsidiaries shall not destroy or otherwise dispose of any Records for a period of seven (7) years after the Closing without providing Sellers reasonable written notice and an opportunity to copy any such Records; provided, however, that the obligation to maintain records for seven (7) years shall be satisfied if an electronic copy of such Records is maintained for such period.

13.5 Removal of Name. As promptly as practicable, but in any case within 180 days after the Closing Date, Purchaser, the Companies and the CAC Subsidiaries shall eliminate any reference to any name including “Carbon” and any variations or extensions thereof from the Acquired Assets and the names of the Companies and the CAC Subsidiaries, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trade names, trademarks, service marks, and other marks belonging to Sellers or any of their Affiliates.

13.6 Litigation Support. For so long as any Party is actively contesting or defending against any Claim or Proceeding brought by or against any third party in connection with: (a) this Agreement or the Contemplated Transactions; or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or before the Closing Date relating to the Acquired Assets, the other Parties shall cooperate with the contesting or defending by such Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or reasonably requested in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification for the foregoing under Article 15).

13.7 Further Assurances. From time to time after the Closing, the Parties shall execute and deliver such further instruments, and take or cause to be taken such other action, as may be necessary to carry out the Contemplated Transactions.

13.8 Post-Closing Documents. Promptly after Closing, Sellers shall (a) subject to the terms of Section 9.8 (Material Required Consents), actively pursue the approval of all un-obtained consents and approval of all applicable Governmental Authorities and other Persons with respect to the assignment of the Membership Interests and (y) subject to the terms of Section 9.8 (Material Required Consents) and Section 9.9 (Preferential Purchase Rights), actively pursue all other consents and approvals that may be required in connection with the assumption of the Assumed Liabilities or the retention of the Retained Liabilities, that, in each case, shall not have been obtained prior to the Closing. Each of Purchaser, the Companies and the CAC Subsidiaries obligates itself to take any and all action reasonably required by any Governmental Authority in order to obtain such approval, including the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline or area-wide bond.

ARTICLE 14
TAX MATTERS

14.1 Tax Treatment of Purchase of Membership Interests. Sellers and Purchaser each acknowledge and agree that, for federal Income Tax purposes (and for state Income Tax purposes in states that follow federal Income Tax purposes in this respect), the purchase of the Membership Interests will be treated in a manner consistent with the holding in Situation 2 of Revenue Ruling 99-6, 1994-1 C.B. 432. Specifically, the acquisition of the Membership Interests will be treated (i) by each Seller as if such Seller had conveyed the Membership Interests to Purchaser in exchange for the consideration such Seller receives for the Membership Interests pursuant to this Agreement and (ii) by Purchaser as if it had acquired from each Seller such Seller’s share of the Acquired Assets deemed distributed to each such Seller in exchange for the consideration such Seller receives for the Membership Interests pursuant to this Agreement. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any proceeding with respect to Taxes, unless otherwise required by applicable Law following a final determination as defined in Section 1313 of the Code.

14.2 Filing of Tax Returns and Payment of Taxes.

(a) Tax Returns. Carbon shall prepare or cause to be prepared all Tax Returns of the Company Entities that are required to be filed prior to or on the Closing Date and any Tax Returns that are required to be filed as a result of the sale of the Nytis LLC Membership Interests, the CAC Membership Interests and the Acquired Assets and the distribution of the Excluded Assets. If Closing occurs, Purchaser shall file all other Tax Returns required to be filed by or with respect to the Membership Interests and the Acquired Assets.

(b) Payment. Sellers shall pay, or cause the Company Entities to pay, all Taxes owed and payable by the Company Entities, the Acquired Assets at any time prior to or on the Closing Date. If Closing occurs, Purchaser shall pay all other Taxes owed with respect to the Companies, the CAC Subsidiaries and the Acquired Assets.

(c) Straddle Period. For purposes of this Agreement, liability for Taxes with respect to each of the Companies, the CAC Subsidiaries, the Nytis LLC Subsidiaries and the Acquired Assets with respect to any Straddle Period shall be apportioned as follows: property, ad valorem, excise, severance, production, sales, use, real property transfer and similar Taxes based upon operation or ownership of the Acquired Assets (“Asset Taxes”) payable with respect to any Straddle Period shall be apportioned between the Sellers and the Purchaser on a ratable daily basis, and Sellers shall pay any such Taxes for any period prior to the Effective Time; provided, however, that Taxes that are based on quantity of or the value of production of Hydrocarbons shall be apportioned between the Parties based on the number of units or value of production actually produced, as applicable, before, on or after the Effective Date. All other Taxes shall be apportioned based on an interim closing of the books of the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries as of the Effective Time, provided that exemptions, allowances for deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending prior to Effective Time and the period beginning on and after the Effective Time in proportion to the number of days in each period. Notwithstanding the foregoing, (i) any West Virginia Asset Taxes due with respect to the Acquired Assets for which the assessed valuation is based, in whole or in part, on the value of production in prior years, shall be apportioned between Purchaser and Sellers based on the period of ownership of the applicable Acquired Assets during the “assessment year” as defined in West Virginia Code §11-3-1(f)(2), and (ii) the West Virginia Public Utility property taxes for the Cranberry Pipeline Corporation shall be apportioned between Purchaser and Sellers based on the calendar year as defined in West Virginia Code §11-6-1(e). If Closing occurs, Purchaser, Sellers, the Companies and the CAC Subsidiaries shall each timely provide the others with all information and cooperation reasonably requested by the others to prepare any Tax Return relating to the Companies, the CAC Subsidiaries, the Nytis LLC Subsidiaries, the Acquired Assets or the Contemplated Transactions.

(d) Election. Sellers agree to make an election under Treasury Regulation 1.1502-36(d) to forgo a loss on the sale of the stock in Coalfield Pipeline Company and Cranberry Pipeline Corporation to the extent either Purchaser or Sellers identifies basis reduction required under section Treasury Regulation 1.1502-36(d) in the assets of Coalfield Pipeline Company and Cranberry Pipeline Corporation. To the extent such a determination has not been made prior to the filing of the Sellers’ consolidated return reporting gain or loss from the sale, Sellers agree to make a protective election under Treasury Regulation 1.1502-36(d)(6) on such return to reduce basis in the stock in Coalfield Pipeline Company and Cranberry Pipeline Corporation should any such loss subsequently be determined by the IRS or otherwise.

(e) Section 338(h)(10) Election. At Purchaser’s option by notice delivered by Purchaser to Sellers within sixty (60) days after the Execution Date (“Election Date”), Sellers and the applicable Company Entities shall join in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local or non-U.S. tax law) with respect to the purchase and sale of the stock of Coalfield Pipeline Company and Cranberry Pipeline Corporation hereunder (collectively, a “Section 338(h)(10) Election”); provided, however, that Purchaser agrees that in the event it requests Sellers and the Company Entities make the Section 338(h)(10) Election, Purchaser will promptly reimburse Sellers for any net increase in the aggregate Tax owed by or the value of any loss of future tax benefit of the applicable Company Entities and Sellers that results solely from the making of the Section 338(h)(10) Election; provided, further, that Sellers shall only be entitled to reimbursement by Purchaser for the net increase in Tax to the extent they provide Purchaser on or before the Election Date with the amount of such increase and such supporting information and calculations as are reasonably requested by Purchaser. Sellers shall include any income, gain, loss, deduction or other tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Law. Any dispute between the Sellers and the Purchaser concerning the value of the net increase in the aggregate Tax owed by or any loss of future tax benefit of the applicable Company Entities and Sellers shall be determined by the Accounting Referee under procedures substantially similar to those provided in Section 13.1(d) through (g).

14.3 Amended Tax Returns. Unless required by applicable Law, no amended Tax Return with respect to a Pre-Closing Date Tax Period or Straddle Period shall be filed by or on behalf of the Companies or the CAC Subsidiaries without the prior written consent of Sellers (not to be unreasonably withheld, conditioned or delayed), if such amended Tax Return could reasonably be expected to increase the amount of Taxes owed by Sellers.

14.4 Tax Refunds. Sellers shall be entitled to any refunds or credits of Seller Taxes. Purchaser shall be entitled to any other Tax refunds or credits. Each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a refund or credit of Tax pursuant to this Section 14.4 the amount of such refund or credit and any interest thereon (or in the case of a Straddle Period, the applicable portion of any such interest) received from the relevant Governmental Authority within 30 days after such refund is received (or, in the case of a Tax credit, within 30 days after the filing of a Tax Return claiming or utilizing such Tax credit). To the extent requested by Sellers, and at expense of the Sellers, Purchaser shall reasonably cooperate with Sellers in applying for and obtaining any available Tax refunds or credits with respect to Pre-Closing Date Tax Periods and Straddle Periods; provided, however, Purchaser will file all Tax Returns agreed upon by the Parties after the Closing Date required to claim any such Tax refunds or credits and will, within thirty (30) days of receipt, pay over any such refunds or credits that are received by Purchaser, less an amount equal to the costs and expenses incurred by Purchaser to seek such refunds or credits and file such Tax Returns.

14.5 Transfer Taxes. The Parties agree to use their commercially reasonable efforts to mitigate, reduce or eliminate any Transfer Taxes required to be paid in connection with the sale or transfer of the Membership Interests pursuant to this Agreement. As the Membership Interests are intangibles, the Parties do not expect that any Transfer Taxes will be incurred as a result of or with respect to the purchase and sale of the Membership Interests. In the event that any Transfer Taxes are due, Purchaser shall bear 50% of any such Transfer Taxes and Sellers shall bear 50% of any such Transfer Taxes that result from, relate to, or arise in connection with the sale and transfer of the Membership Interests pursuant to this Agreement and the other transactions contemplated hereby. Sellers and Purchaser shall cooperate with one another in the preparation of any necessary Tax Returns and other related documentation with respect to such Transfer Taxes (including any exemption certificates and forms as each may request to establish an exemption from (or otherwise reduce) or make a report with respect to Transfer Taxes).

14.6 Cooperation. Purchaser and Sellers shall cooperate fully, and shall cause the Companies, the CAC Subsidiaries and the Nytis LLC Subsidiaries to cooperate fully, as and to the extent reasonably requested by Purchaser or Sellers, in connection with the filing of Tax Returns and any audit or Proceeding with respect to Taxes or unclaimed property relating to the Acquired Assets. Such cooperation shall include the retention and (upon another Party’s request), the provision of records and information that are reasonably relevant to any such Tax Return or audit or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Purchaser and Sellers further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Sellers, Purchaser, the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries (including, but not limited to, with respect to the transactions contemplated hereby). The Sellers and the Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Companies, the CAC Subsidiaries, the Nytis LLC Subsidiaries and the Acquired Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Authority.

ARTICLE 15
ASSUMPTION AND RETENTION OF LIABILITIES; INDEMNIFICATION

15.1 Assumption and Retention of Liabilities.

(a) Assumed Liabilities. Upon Closing, Purchaser acknowledges and agrees that each of the Company Entities are obligated, and each Company and the CAC Subsidiaries shall and Nytis LLC shall cause the Nytis LLC Subsidiaries to, assume and pay, perform, fulfill and discharge the following (collectively, “Assumed Liabilities”):

(i) all Liabilities relating to the ownership of the Membership Interests and/or the ownership, operation and use of the Acquired Assets, in each case attributable to periods on or after the Closing Date (provided that all such Liabilities arising under Environmental Laws shall be governed by Section 15.1(a)(ii) below);

(ii) all Liabilities arising under Environmental Laws with respect to the ownership, operation or use of the Acquired Assets, in each case whether attributable to periods prior to, on or after the Closing Date other than offsite disposal by the Companies, the CAC Subsidiaries or the Nytis LLC Subsidiaries of any Hazardous Materials from or generated by the Acquired Assets prior to the Closing; and

(iii) all Plugging and Abandonment Obligations attributable to periods prior to, on or after the Closing Date.

(b) Retained Liabilities. Upon Closing, Sellers shall assume and pay, perform, fulfill and discharge all Liabilities relating to the following (collectively, “Retained Liabilities”):

(i) all Liabilities relating to the ownership of the Membership Interests and/or the ownership, operation and use of the Acquired Assets (excluding all Plugging and Abandonment Obligations), in each case attributable to periods prior to the Closing Date;

(ii) the ownership, operation and use of the Excluded Assets;

(iii) the offsite disposal of any Hazardous Materials from or generated by the Acquired Assets prior to Closing by the Company Entities;

(iv) all Taxes for which Sellers are responsible pursuant to Article 14 and any Liabilities of Seller for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provisions of Law), as a transferee or as a result of a Tax sharing or similar agreement;

(v) all Liabilities and obligations of the Company Entities for personal injury or death to the extent such personal injury or death occurs prior to the Closing Date;

(vi) to the extent not accounted for in the calculation of Net Adjusted Capital, all Liabilities arising from or related to the matters disclosed on Schedule 7.13 (Taxes); and

(vii) to the extent not accounted for in the calculation of Net Adjusted Capital, all Liabilities arising from or related to the matters disclosed on Schedule 7.12 (Proceeding Regarding Rentals and Royalties) and Schedule 7.14 (Claims; Proceedings) (collectively, all such matters disclosed on Schedules 7.12 and 7.14, the “Retained Proceedings”)

15.2 Survival.

(a) Representations and Warranties of Sellers. The representations and warranties of Sellers in Article 7 (other than the Fundamental Representations and the representations and warranties in Section 7.13 (Taxes)), the re-affirmation of all such representations and warranties of Sellers set forth in the Closing Certifications delivered by Sellers at Closing and the corresponding indemnities set forth in Section 15.3(a) with respect to all such representations and warranties, shall survive the Closing for a period of 18 months after the Closing Date. The Fundamental Representations, the re-affirmation of the Fundamental Representations set forth in the Closing Certification delivered by Sellers at Closing, and the corresponding indemnities set forth in Section 15.3(a) with respect to the Fundamental Representations, shall survive the Closing indefinitely. The representations and warranties in Section 7.13 (Taxes), the re-affirmation of such representations and warranties set forth in the Closing Certification delivered by Sellers at Closing and the corresponding indemnities set forth in Section 15.3(a) with respect to such representations and warranties, shall survive the Closing for 30 days following the expiration of the applicable statute of limitations.

(b) Pre-Closing Covenants of Sellers, the Companies and the CAC Subsidiaries. Each of the covenants and performance obligations of Sellers, the Companies and the CAC Subsidiaries set forth in this Agreement that are to be complied with or performed by Sellers, the Companies or the CAC Subsidiaries on or prior to the Closing Date (and not thereafter), any re-affirmations of any such covenants, agreements and obligations of Sellers set forth in the Closing Certification delivered by Sellers at Closing, and the corresponding indemnities set forth in Section 15.3(a) with respect to such covenants, agreements, and obligations shall expire and terminate on the date that is eighteen (18) months after the Closing Date.

(c) Sellers’ Post-Closing Covenants. Each of the covenants and performance obligations of Sellers in this Agreement (except those set forth in Article 14 (Tax Matters) and those related to the Contingent Payment obligations), shall expire and terminate at 5:00 p.m. Eastern Time on the date that is eighteen (18) months after the Closing Date. The covenants and performance obligations of the Parties in Article 14 (Tax Matters) and Purchaser’s obligations with respect to the Contingent Payments shall survive until the expiration of the applicable statute of limitations applicable to a claim relating thereto.

(d) Representations, Warranties and Covenants of Purchaser. The representations, warranties, covenants and performance obligations of Purchaser in this Agreement and the other Transaction Documents, the re-affirmation of such representations, warranties, covenants and obligations set forth in the Closing Certification delivered by Purchaser at Closing, and all covenants, assumptions and indemnities set forth in Section 15.3(b) shall survive the Closing and remain in full force and effect for eighteen (18) months following the Closing Date.

(e) Survival After Claim. Notwithstanding Section 15.2(a) through (d), if a Claim Notice has been delivered under Section 15.4 before the date any representation, warranty, covenant, or performance obligation would otherwise expire under such Sections alleging a right to indemnification or defense for Claims, Proceeding, Losses or Third-Party Claims arising out of, relating to, or attributable to the breach of such representation, warranty, covenant, or performance obligation, such representation, warranty, covenant, or performance obligation shall continue to survive until the claims asserted in such Claim Notice that are based on the breach of such representation, warranty, covenant, or performance obligation have been fully and finally resolved under Section 16.2 or by agreement of the Parties.

15.3 Indemnification and Defense.

(a) Sellers’ Indemnification of Purchaser. Subject to Sections 15.2 and 15.7 and the other provisions of this Article 15, if the Closing occurs, from and after Closing, Sellers shall, on a joint and several basis, indemnify, defend, and save and hold harmless the Indemnified Purchaser Parties from and against any and all Claims, Proceedings and Losses arising out of, attributable to, or in connection with:

(i) any inaccuracy in or breach of the representations and warranties of Sellers in this Agreement or any other Transaction Document;

(ii) any breach by any Seller of any of its covenants or agreements contained in this Agreement or any other Transaction Document;

(iii) any Retained Liability; or

(iv) any of the matters set forth on Schedule 15.3(a)(iv).

(b) Purchaser’s Indemnification of Sellers. Subject to Sections 15.2 and 15.7 and the other provisions of this Article 15, if the Closing occurs, from and after Closing, Purchaser, the Companies and the CAC Subsidiaries shall, on a joint and several basis, indemnify, defend, and save and hold harmless the Indemnified Seller Parties from and against any and all Claims, Proceedings and Losses arising out of, attributable to, or in connection with:

(i) any inaccuracy in or breach of the representations and warranties of Purchaser in this Agreement or any other Transaction Document;

(ii) any breach by Purchaser of any of its covenants or agreements contained in this Agreement or any other Transaction Document;

(iii) any Assumed Liability.

(c) No Third-Party Claimants. Any claim for indemnity under this Section 15.3 or this Agreement by any current or former Indemnified Purchaser Parties or the Indemnified Seller Parties must be brought and administered by the applicable Party to this Agreement. No Indemnified Party other than Sellers, the Companies, the CAC Subsidiaries and Purchaser shall have any rights against Sellers, the Companies, the CAC Subsidiaries or Purchaser under the terms of this Agreement except as may be exercised on their behalf by Purchaser or Sellers, as applicable, pursuant to this Section 15.3(c). Each of Sellers and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Parties affiliated or associated with such Party in their sole discretion and shall have no liability hereunder to any such other Indemnified Party for any action or inaction under this Section 15.3.

15.4 Claim Notice.

(a) Contents. If a Party in good faith believes that an Indemnified Seller Party or an Indemnified Purchaser Party (each, an “Indemnified Party”) is or may be entitled to indemnification or a defense under Section 15.3, and such Party desires to assert its right to indemnification or a defense, such Party must deliver a written notice (a “Claim Notice”) to the Party that the Indemnified Party believes is obligated to provide such indemnification or defense to the Indemnified Party (the “Indemnifying Party”). A Claim Notice must include: (i) either (A) if known, the amount of the Loss or Claim, (B) if not known but subject to reasonable estimation, a reasonable estimate of the Loss or Claim, and (C) if not known and not subject to reasonable estimation, a statement to that effect; (ii) the basis for the Claim or Loss, with supporting documentation, if available; (iii) in the case of a Third-Party Claim, copies of all demands, pleadings, and other non-privileged information in the possession or control of the Indemnified Party with respect to the Third-Party Claim and (iv) in the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached and the basis of such breach.

(b) Time for Delivery – Third-Party Claims. In the case of a Claim or Proceeding brought by any Person other than a Party that may result in a Loss for which indemnification or a defense may be sought under Section 15.3 (a “Third-Party Claim”), a Claim Notice must be delivered to the Indemnifying Party promptly after the Indemnified Party receives notice or obtains actual knowledge of the Claim or Proceeding and (ii) before the expiration of the applicable survival period under Section 15.2. For avoidance of doubt, if a Claim Notice is not delivered before the expiration of the applicable survival periods under Section 15.2, then, subject to Section 15.2(e), the Indemnifying Party shall be relieved of its indemnification obligations under Section 15.3.

(c) Time for Delivery – Other Claims. In the case of any Loss other than a Third-Party Claim for which indemnification may be sought under Section 15.3, a Claim Notice must be delivered to the Indemnifying Party promptly after the Indemnified Party receives notice or obtains actual knowledge of the Loss or the event, circumstance, act, or omission giving rise to the right to indemnification and (ii) before the expiration of the applicable survival period under Section 15.2. For avoidance of doubt, if a Claim Notice is not delivered before the expiration of the applicable survival period under Section 15.2, then, subject to Section 15.2(e), the Indemnifying Party shall be relieved of its indemnification obligations under Section 15.3.

15.5 Third-Party Claims. With respect to a Third-Party Claim (other than the Retained Proceedings):

(a) Defense by Indemnifying Party. If an Indemnified Party asserts it is entitled to indemnification or a defense in connection with a Third-Party Claim, at the election of the Indemnifying Party made by written notice to the Indemnified Party within 30 Business Days after receipt of a Claim Notice with respect to such Third-Party Claim, the Indemnified Party shall permit the Indemnifying Party to assume control of the defense of such Third-Party Claim, including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of any related Proceedings through attorneys of the Indemnifying Party’s choice; provided, however, prior to and during such 30 Business Day period, the Indemnified Party shall have the right to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party; provided, further, however, where any Third-Party Claim consists of a civil, criminal, or regulatory proceeding, action, indictment or investigation against the Indemnified Party by any Governmental Authority or seeks recovery other than monetary damages, the Indemnified Party, at its option, shall have the right to control the defense and Proceedings. If an Indemnifying Party elects to assume control of such defense:

(i) the Indemnifying Party shall be deemed to have admitted its obligation to indemnify and defend the Indemnified Party in respect of such Third-Party Claim and may not later contest such obligation; provided, however, such admission shall in no event be deemed to waive any limitations as to the liability of, or expand any obligations of such Indemnifying Party;

(ii) the Indemnifying Party shall conduct such defense in a diligent manner at the sole cost and expense of the Indemnifying Party, and once an Indemnifying Party assumes the defense, in whole or in part, it shall have no right to later seek recoupment of any portion of its defense costs from the Indemnified Party under any circumstances;

(iii) the Indemnified Party shall make available to the Indemnifying Party all non-privileged documents and materials in the possession or control of the Indemnified Party relating to the Third-Party Claim and provide such other information and assistance that the Indemnifying Party shall reasonably deem necessary to the proper defense of the Third-Party Claim;

(iv) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to the defense of the Third-Party Claim, and provide copies of any materials disclosed to the claimant or plaintiff in connection with the defense of the Third-Party Claim;

(v) the Indemnifying Party may not enter into a settlement of any Third-Party Claim without the written consent of the Indemnified Party unless such settlement provides the Indemnified Party with a full release from such Third-Party Claim and requires no more than a monetary payment for which the Indemnified Party is fully indemnified; and

(vi) the Indemnified Party shall be entitled, at its own expense, to participate in the defense of such Third Party Claim.

(b) Defense By Indemnified Party. If an Indemnified Party asserts it is entitled to a defense of the Third-Party Claim under Section 15.3, and the Indemnifying Party does not timely elect to assume control of the defense, or elects to assume control of the defense but does not continue to conduct such defense in a diligent manner, or elects to assume control of the defense of claims subject to limitations or reservation of rights, or if the Indemnified Party exercises its right to control the defense pursuant to Section 15.5(a), then:

(i) if it is finally determined in a non-appealable final judgment of a court of competent jurisdiction that the Indemnifying Party was obligated to provide such defense, all reasonable costs and expenses incurred by the Indemnified Party to defend the Third-Party Claim shall be for the account of the Indemnifying Party;

(ii) whether or not the Indemnifying Party is obligated to provide such defense, the Indemnifying Party shall make available to the Indemnified Party all non-privileged documents and materials in the possession or control of the Indemnifying Party relating to the Third-Party Claim and provide such other information and assistance that the Indemnified Party shall reasonably deem necessary to the proper defense of the Third-Party Claim;

(iii) the Indemnified Party shall keep the Indemnifying Party informed of all material developments and events relating to the defense of the Third-Party Claim, and provide copies of any materials disclosed to the claimant or plaintiff in connection with the defense of the Third-Party Claim; and

(iv) the Indemnified Party shall have the right to settle, adjust, or compromise such Third-Party Claim with the written consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned.

(c) Cooperation. If a Third-Party Claim requires immediate action, both the Indemnified Party and the Indemnifying Party shall cooperate in good faith to take appropriate action so as not to jeopardize the defense of such Third-Party Claim or any Party’s position with respect to such Third-Party Claim.

15.6 Retained Proceedings. With respect to the Retained Proceedings:

(a) Defense by Sellers. Sellers shall be obligated to control the defense of each Retained Proceeding, including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Purchaser Party, and the conduct of any related Proceedings through attorneys of Sellers’ choice; provided, however, where any Retained Proceeding consists of a civil, criminal, or regulatory proceeding, action, indictment or investigation against an Indemnified Purchaser Party by any Governmental Authority or seeks recovery other than monetary damages, the Indemnified Purchaser Party, at its option, shall have the right to control the defense and Proceedings. Sellers’ control of the defense of any Retained Proceeding shall be subject to the following:

(i) Sellers shall conduct such defense in a diligent manner at the sole cost and expense of Sellers and it shall have no right to later seek recoupment of any portion of its defense costs from the Indemnified Purchaser Party under any circumstances;

(ii) the Indemnified Purchaser Party shall make available to Sellers all non-privileged documents and materials in the possession or control of the Indemnified Purchaser Party relating to such Retained Proceeding and provide such other information and assistance that Sellers shall reasonably deem necessary to the proper defense of such Retained Proceeding;

(iii) Sellers shall keep the Indemnified Purchaser Party informed of all material developments and events relating to the defense of such Retained Proceeding, and provide copies of any materials disclosed to the claimant or plaintiff in connection with the defense of such Retained Proceeding;

(iv) Sellers may not enter into a settlement of any Retained Proceeding without the written consent of the Indemnified Purchaser Party unless such settlement provides the Indemnified Purchaser Party with a full release from such Retained Proceeding and requires no more than a monetary payment for which the Indemnified Purchaser Party is fully indemnified; and

(v) the Indemnified Purchaser Party shall be entitled, at its own expense, to participate in the defense of such Retained Proceeding.

(b) Defense By Indemnified Purchaser Party. The Indemnified Purchaser Party may control the defense of any Retained Proceeding if (a) Sellers do not continue to conduct such defense in a diligent manner, or (b) the Indemnified Purchaser Party exercises its right to control the defense pursuant to Section 15.6(a), in each case, subject to the following:

(i) all reasonable costs and expenses incurred by the Indemnified Purchaser Party to defend the Retained Proceeding shall be for the account of Sellers;

(ii) whether or not Sellers are obligated to provide such defense, Sellers shall make available to the Indemnified Purchaser Party all non-privileged documents and materials in the possession or control of Sellers relating to such Retained Proceeding and provide such other information and assistance that the Indemnified Purchaser Party shall reasonably deem necessary to the proper defense of such Retained Proceeding;

(iii) the Indemnified Purchaser Party shall keep Sellers informed of all material developments and events relating to the defense of such Retained Proceeding, and provide copies of any materials disclosed to the claimant or plaintiff in connection with the defense of such Retained Proceeding;

(iv) the Indemnified Purchaser Party shall have the right to settle, adjust, or compromise such Retained Proceeding with the written consent of Sellers, such consent not to be unreasonably withheld, delayed or conditioned; and

(v) notwithstanding any of the foregoing, Sellers shall remain responsible for all Liabilities arising or resulting from the Retained Proceedings.

(c) Cooperation. If a Retained Proceeding requires immediate action, both the Indemnified Purchaser Party and the Indemnifying Party shall cooperate in good faith to take appropriate action so as not to jeopardize the defense of such Retained Proceeding or any Party’s position with respect to such Retained Proceeding.

15.7 Limitations on Losses.

(a) Cap on Sellers’ Liability. Notwithstanding any contrary provision of this Agreement, the aggregate Liability of Sellers under Section 15.3(a)(i) (excluding Claims arising from the breach of Fundamental Representations and the representations and warranties in Section 7.13 (Taxes)) shall in the aggregate be limited to twenty percent (20%) of the unadjusted Base Purchase Price, being Twenty-two Million Dollars ($22,000,000.00) (the “Cap”), which aggregate amount shall be reduced to the extent coverage is available under the R&W Insurance Policy. Any Claims for indemnification under Section 15.3(a)(i) for breaches of Fundamental Representations or the representations and warranties in Section 7.13 (Taxes) shall not be subject to the Cap.

(b) Sellers’ Indemnity Threshold and Deductible. Sellers shall have no Liability for indemnification under Section 15.3(a)(i) (excluding Claims arising from the breach of Fundamental Representations and the representations and warranties in Section 7.13 (Taxes)) for any individual Loss or series of related Losses arising from a common set of facts that do not exceed $50,000 (the “Indemnity Threshold” (and such Losses are to be disregarded in determining whether the Indemnity Deductible has been exceeded). Sellers shall have no Liability for indemnification under Section 15.3(a)(i) (excluding Claims arising from the breach of Fundamental Representations and the representations and warranties in Section 7.13 (Taxes)) until and unless the aggregate amount of the Liability for all Claims, Proceedings and Losses for which such Claim Notices are delivered by Purchaser and that exceed the Indemnity Threshold exceeds two and one-half percent (2.5%) of the Base Purchase Price, being Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000.00) (the “Indemnity Deductible”), and then only to the extent that such Claims, Proceedings and Losses exceed the Indemnity Deductible. Any Claims for indemnification under Section 15.3(a)(i) for breaches of Fundamental Representations or the representations and warranties in Section 7.13 (Taxes) shall not be subject to the Indemnity Threshold or the Indemnity Deductible. The Parties shall treat, for Tax purposes, any amounts paid under this Article 15 as an adjustment to the Base Purchase Price.

(c) Insurance Proceeds. Notwithstanding any contrary provision of this Agreement, the amount of any Claims and Losses for which Purchaser or any Indemnified Purchaser Party are entitled to indemnity under this Article 15 shall be reduced by the amount of insurance, other third party proceeds, or reimbursements actually received by Purchaser or the Indemnified Purchaser Party under the relevant insurance arrangements with respect to such Losses and Claims (net of the amount of costs and expenses (including reasonable attorneys’ fees) of recovery or collection thereof and any applicable deductibles, retentions or similar costs or payments or increased premiums) (“Net Recoveries”) and Purchaser shall use commercially reasonable efforts to obtain any and all available recoveries from its third-party insurers to cover any claim for which Purchaser or any Indemnified Purchaser Party is entitled to indemnity from Sellers hereunder. For the avoidance of doubt, any claim for indemnification under this Article 15 may be made prior to or concurrently with any efforts to obtain available recoveries from any third-party insurer, and nothing in this Section 15.7(c) shall delay the time for making any indemnification payment under this Agreement.

(d) Mitigation. Each Indemnified Party shall make commercially reasonable efforts to mitigate or minimize all Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses and Claims that are indemnifiable hereunder and if an Indemnified Party fails to so mitigate any indemnifiable Losses and Claims under the preceding sentence, the Party that would otherwise have an indemnity obligation hereunder with respect to such Losses and Claims shall have no liability for any portion of such Losses and Claims that reasonably could have been avoided or mitigated had the Indemnified Party made such efforts.

(e) No Consequential, Punitive or Exemplary Damages. NO PARTY OR INDEMNIFYING PARTY SHALL HAVE ANY LIABILITY FOR INDEMNIFICATION, CLAIMS, LOSSES, OR OTHERWISE UNDER ANY PROVISION OF THIS AGREEMENT FOR, AND “LOSSES” AND “CLAIMS” SHALL NOT INCLUDE, (i) ANY COST, EXPENSE, DAMAGE, LOSS, OR LIABILITY IN THE NATURE OF INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES, LOST PROFITS, LOST BUSINESS OPPORTUNITIES, OR DIMINUTION IN VALUE (EVEN IF THE INDEMNIFYING OR BREACHING PARTY IS AWARE OF THE EXISTENCE OF ANY OF THE FOREGOING), EXCEPT TO THE EXTENT THAT ANY OF THE FOREGOING RELATE TO THIRD-PARTY CLAIMS suffered by any Third Party for which responsibility is allocated between the Parties, WHICH SHALL BE INCLUDED IN LOSSES AND CLAIMS or (ii) any diminution of value or increase in Liability, Loss, Claims, cost, expense, award or judgment to the extent such increase is caused by the actions or omissions of any Person entitled to indemnification hereunder after the Closing Date.

15.8 Order of Recovery; R&W Insurance Policy; Indemnity Escrow Fund.

(a) Order of Recovery. Except in the case of fraud, with respect to Losses owed by the Sellers in respect of Claims under Section 15.3(a)(i), the order of recovery shall be as follows:

(i) first, the Indemnified Purchaser Parties will first use commercially reasonable efforts to recover any amounts owed by Sellers from the R&W Insurance Policy;

(ii) second, to the extent such Losses (A) exceed the Indemnity Threshold and the Indemnity Deductible (if applicable), and (B) are not covered by the R&W Insurance Policy for any reason (including the coverage limit being exceeded and coverage being denied), from the Indemnity Escrow Fund; and

(iii) third, to the extent such Losses (A) exceed the Indemnity Threshold and the Indemnity Deductible (if applicable), (B) are not covered by the R&W Insurance Policy for any reason (including the coverage limit being exceeded and coverage being denied), and (C) exceed the balance of the Indemnity Escrow Fund, directly from Sellers.

(b) R&W Insurance Policy. For the purposes of Section 15.8(a)(i), “commercially reasonable efforts” shall mean using commercially reasonable efforts to (a) file a claim for Losses pursuant to the R&W Insurance Policy, (b) furnish proof of loss, supporting materials and such other information, if any, as reasonably requested by the R&W Insurer and (c) comply with the provisions of the R&W Insurance Policy; provided, however, nothing shall require Indemnified Purchaser Parties to seek to recover any Loss under the R&W Insurance Policy if such Loss is excluded from coverage under the R&W Insurance Policy. Purchaser and Sellers acknowledge that Purchaser is obtaining the R&W Insurance Policy for purposes of certain coverage of Losses related to this Agreement. Nothing in this Agreement shall limit the right of any Indemnified Purchaser Party to make claims against the R&W Insurance Policy. For purposes of clarity, as between any Indemnified Purchaser Party, on the one hand, and the R&W Insurer, on the other hand, none of the terms, limitations, conditions and restrictions (including time for asserting claims or the procedures required by Article 15 hereof) on indemnification set forth in this Article 15 or elsewhere in this Agreement shall affect the rights of the Indemnified Purchaser Parties under the R&W Insurance Policy, which rights shall be governed solely thereby.

(c) Indemnity Escrow Fund.

(i) The Indemnity Escrow Fund shall be available to satisfy any Claims of the Indemnified Purchaser Parties arising or resulting from (i) any breach of any representation or warranty to the extent such Losses (A) are in excess of the Indemnity Threshold and the Indemnity Deductible, if applicable, and (B) are not otherwise covered by the R&W Insurance Policy, (ii) any breach of any covenant or agreement in this Agreement or any other Transaction Document, and (iii) any Retained Liability. Except as set forth in Section 15.8(c)(ii), the balance of the Indemnity Escrow Fund shall be released to Sellers on the eighteen (18) month anniversary of the Closing Date; provided, however, if there are any pending Claims as of such release date that may be satisfied from the Indemnity Escrow Fund, the amount of any such Claims shall be retained in the Indemnity Escrow Fund until such time as such Claims are resolved.

(ii) Until such time as Sellers have delivered evidence satisfactory to Purchaser of the full satisfaction of, and complete release with respect to, each Retained Liability described on Schedule 15.8(c)(ii) (each a “Specified Retained Liability” and, collectively, the “Specified Retained Liabilities”), the amount of the Indemnity Escrow Fund allocated to such Specified Retained Liability (as set forth on Schedule 15.8(c)(ii)) shall continue to be held in the Indemnity Escrow Fund. Any portion of the Indemnity Escrow Fund allocated to the Specified Retained Liabilities that has not been released to Sellers on the three (3) year anniversary of the Closing Date shall be disbursed to and retained by Purchaser. For the avoidance of doubt, Purchaser shall be entitled to recover from the Indemnity Escrow Fund any Losses arising or resulting from any Specified Retained Liability, and the amount of the Indemnity Escrow Fund allocated to a Specified Retained Liability shall be reduced by the amount of Losses incurred by the Indemnified Purchaser Parties with respect to such Specified Retained Liability before any amount is disbursed to Sellers pursuant to this Section 15.8(c)(ii). Notwithstanding the foregoing, the Parties agree that neither the Indemnity Escrow Fund nor any portion thereof allocated to the Specified Retained Liabilities shall serve as a cap on Sellers’ exposure with respect to such Specified Retained Liabilities.

15.9 Determination of Losses. For purposes of determining whether there has been any breach of or inaccuracy in any representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty set forth in this Agreement or any other Transaction Document using the terms “material,” “materiality,” “in all material respects,” “Material Adverse Effect” or any similar term or phrase shall be disregarded. The right to indemnification, payment of any Losses or other remedy based on the representations, warranties, covenants and obligations contained herein or breach thereof will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired), at any time on or prior to the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

15.10 Exclusive Remedy. If the Closing occurs, subject to the limitations set forth in this Article 15, the right of Purchaser, the Companies and the CAC Subsidiaries to indemnification under Section 15.3 (Indemnification and Defense) shall be the sole and exclusive remedies of Purchaser, the Companies and the CAC Subsidiaries against any Indemnified Seller Parties for: (i) any breach by Sellers of any of their respective representations, warranties, covenants, and agreements in this Agreement; and (ii) all Claims, Proceedings and Losses of Purchaser, the Companies and CAC Subsidiaries arising out of, relating to, or in connection with this Agreement. Notwithstanding anything in this Agreement to the contrary, (a) in the case of fraud by or on behalf of any Seller or any Company Entity committed at or prior to the Closing, the Indemnified Purchaser Parties shall have all remedies available under this Agreement or otherwise available at law or in equity without giving effect to any of the limitations or waivers contained herein, and (b) nothing herein shall limit any Party’s rights concerning Title Disputed Matters pursuant to Section 5.6, Environmental Disputed Matters pursuant to Section 6.3, or Final Settlement dipsutes pursuant to Section 13.1, and (c) nothing herein shall limit Purchaser’s rights under Sellers’ Special Warranty of Title and Purchaser’s rights under any Title Indemnity Agreement .

15.11 Subrogation. To the extent of the indemnification obligations in this Agreement, Purchaser and Sellers hereby waive for themselves and their respective successors and assigns, including any insurers, any rights to subrogation for Losses for which such Party is liable or against which such Party indemnifies any other Person under this Agreement, excluding any such rights to subrogation in respect of fraud.

ARTICLE 16
MISCELLANEOUS

16.1 Expenses.

(a) Attorney’s Fees. In any court Proceeding brought under this Agreement, notwithstanding any contrary rule of Law, the court, in its discretion may award the prevailing Party in the Proceeding the reasonable costs and attorneys’ fees in prosecuting or defending the Claim that is the subject of the Proceeding.

(b) Other Expenses. Except as otherwise specifically provided in this Agreement, all fees, costs, and expenses incurred by a Party in negotiating or drafting the Transaction Documents or in consummating the Contemplated Transactions shall be paid by the Party incurring the same, including legal, advisory, and accounting fees, costs, and expenses.

16.2 Jurisdiction and Venue. Except as otherwise provided in Section 5.6, Section 6.3 and Section 13.1, any Proceeding arising under or relating to this Agreement or the other Transaction Documents, the interpretation of this Agreement or the other Transaction Documents, or the enforcement of any provision of this Agreement or the other Transaction Documents (whether in Law, equity, or other theory) shall be brought or otherwise commenced in any state court or the United States District Court located in New Castle County, Delaware. Each Party consents to the exclusive jurisdiction of such courts (and the appellate courts thereof) and agrees not to commence any such Proceeding except in such courts. Each Party agrees not to assert (by way of motion, as a defense, or otherwise), and hereby irrevocably and unconditionally waives in any such Proceeding commenced in such court, any objection or claim that such Party is not subject personally to the jurisdiction of such court or that such Proceeding has been brought in an inconvenient forum. If such courts refuse to exercise jurisdiction hereunder, the Parties agree that such jurisdiction shall be proper in any court in which jurisdiction may be obtained. Each Party irrevocably consents to service of process by delivery of the copy of the process pursuant to the notice provisions set forth in Section 16.5 with the same force and effect as if such service had been made within the State of Delaware.

16.3 Waiver of Jury Trial. EACH PARTY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN ANY LAWSUIT, ACTION, OR PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

16.4 Time of the Essence; Calculation of Time. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

16.5 Notices.

(a) Addresses. All notices under this Agreement (other than those permitted or required under Section 9.2) shall be in writing and shall be delivered either personally, by internationally recognized overnight courier, or by registered or certified mail (return-receipt requested), postage prepaid, in any such case to the Parties at their respective addresses set forth below:

If to Sellers, the Companies or the CAC Subsidiaries (prior to Closing):

Carbon Energy Corporation and Nytis Exploration (USA) Inc.

1700 Broadway, Suite 1170

Denver, CO 80290

Attention: Patrick R. McDonald

With a required copy to:

Carbon Energy Corporation and Nytis Exploration (USA) Inc.

2480 Fortune Drive, Suite 300

Lexington, KY 40509-4168

Attention: Mark Pierce

and

Welborn Sullivan Meck & Tooley, P.C.

1125 17th Street, Suite 2200

Denver, CO 80202

Attention: Jeffrey J. Peterson

If to Purchaser or, after Closing, to the Companies or the CAC Subsidiaries:

Diversified Gas & Oil Corporation

Post Office Box 381087

Birmingham, Alabama 35238-1087

Attention: Robert R. Hutson, Jr.

With a required copy to:

Diversified Gas & Oil Corporation

414 Summers Street

Charleston, West Virginia 25301

Attention: Benjamin M. Sullivan

and

Maynard Cooper & Gale, P.C.

1901 Sixth Avenue North

Suite 2400

Birmingham, Alabama 35203

Attention: Jim G. McLaughlin

(b) When Notice Received. Any such notice shall be deemed to have been delivered and received: (i) in the case of personal delivery, on the date of actual receipt by the applicable individual designated; (ii) in the case of an internationally recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the date of actual receipt by the applicable individual designated; and (iii) in the case of mailing by registered or certified mail (return-receipt requested), on the date of actual receipt by the applicable individual designated.

(c) Change of Address. A Party may change its notice address by notice to the other Party in accordance with this Section 16.5.

16.6 Entire Agreement. This Agreement (including the Appendix, Exhibits and Schedules), the other Transaction Documents and the Non-Disclosure Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof, and all prior and contemporaneous negotiations, understandings, and agreements between the Parties on the matters contained herein and therein are expressly merged into and superseded by this Agreement, the other Transaction Documents and the Non-Disclosure Agreement. The provisions of this Agreement, the other Transaction Documents and the Non-Disclosure Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. No Party shall be liable or bound to any other Party in any manner by any representations, warranties, covenants, or agreements relating to such subject matter except as specifically set forth in this Agreement, the other Transaction Documents and the Non-Disclosure Agreement.

16.7 Amendments and Waivers.

(a) Amendments. This Agreement may not be amended except by a written agreement of the Parties that is identified as an amendment to this Agreement.

(b) Waivers. Except for waivers specifically provided for in this Agreement, rights under this Agreement may not be waived except by an instrument in writing signed by the Party to be charged with the waiver. No waiver of, or consent to a change in or modification of, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in or modification, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

16.8 Binding Effect; Assignment.

(a) Binding Effect. This Agreement shall be binding upon the Parties and their respective permitted successors and permitted assigns, and shall inure to the benefit of the Parties and their respective permitted successors and permitted assigns.

(b) Assignments Prohibited. No Party may, directly or indirectly (including by merger, conversion, share exchange, change of control or operation of Law), assign this Agreement or any of its rights or interests under this Agreement, or delegate any of its obligations under this Agreement, without the prior written consent of the other Parties, which consent may be withheld in each such Party’s sole and absolute discretion, and any attempt to do so shall be void; provided, however, Purchaser may assign this Agreement, including its rights, interests and obligations hereunder, to an Affiliate of Purchaser.

16.9 Counterparts. This Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or by electronic image scan transmission in .pdf shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic image scan transmission in .pdf shall be deemed to be their original signatures for all purposes. Any Party that delivers an executed counterpart signature page by facsimile or by electronic image scan transmission in .pdf shall promptly thereafter deliver a manually executed counterpart signature page to the other Party; provided, however, that the failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.

16.10 Governing Law. This Agreement and all Claims (whether in contract, tort or based on any other legal theory) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, or performance of this Agreement (including any Claim based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the Transaction Documents shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to any choice-of-law or conflicts-of-law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, (a) the determination of Title Defects, Title Defect Amounts, Interest Additions, and real property conveyancing matters shall be governed by the laws of the State(s) where the affected Assets are located, and (b) the determination of Adverse Environmental Conditions and the Remediation Amounts pertaining thereto shall be governed by the laws of the State(s) where the affected Assets are located.

16.11 Third-Party Beneficiaries. This Agreement confers certain indirect rights and remedies upon the Indemnified Seller Parties and the Indemnified Purchaser Parties, as applicable, as set forth in Article 15, each of which is, subject to the terms of Section 15.3(c), an express and intended indirect third-party beneficiary of such Section and Article, and no employee, creditor, claimant, or other Person (other than the Parties and their respective permitted successors and permitted assigns) has any rights or remedies under this Agreement or is an intended beneficiary of any provision of this Agreement. Notwithstanding the foregoing: (a) the Parties reserve the right to amend, modify, terminate, supplement, or waive any provision of this Agreement or this entire Agreement without the consent or approval of the other Indemnified Seller Parties or the other Indemnified Purchaser Parties; and (b) no Party hereunder shall have any direct liability to any permitted third party beneficiary, nor shall any permitted third party beneficiary have any right to exercise any rights hereunder for such third-party beneficiary’s benefit except to the extent such rights are brought, exercised and administered by a Party hereto in accordance with Section 15.3(c) above.

16.12 Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect the validity, legality, or enforceability of the remaining provisions of this Agreement or the validity, legality, or enforceability of the offending provision as to any other Person or circumstance or in any other jurisdiction. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction or with respect to any event or circumstance shall not affect the validity or enforceability of such provision in any other jurisdiction or with respect to any other event or circumstance, nor shall the invalidity or unenforceability of any provision of this Agreement with respect to any Person affect the validity or enforceability of such provision with respect to any other Person.

16.13 Headings. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit or aid in the construction of any term or provision hereof. The rights and obligations of each Party shall be determined pursuant to this Agreement. Each of Sellers and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details and terms of the transaction contemplated hereby. This Agreement is the result of arm’s length negotiations from equal bargaining positions. It is the intention of the Parties that every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting Party) and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof, it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

16.14 Disclaimers.

(a) Disclaimers Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE OPERATIVE, THE DISCLAIMERS CONTAINED IN THIS SECTION 16.14 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE, OR ORDER.

(b) No Other Representations and Warranties. EXCEPT WITH RESPECT TO FRAUD, THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLERS CONTAINED IN THIS AGREEMENT (AND THE RE-AFFIRMATIONS THEREOF SET FORTH IN THE CLOSING CERTIFICATIONS) (COLLECTIVELY “SELLERS’ WARRANTIES”) ARE EXCLUSIVE AND IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT WITH RESPECT TO FRAUD, SELLERS EXPRESSLY DISCLAIM ANY AND ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OR REPRESENTATIONS, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, RELATING TO: (i) TITLE TO THE ACQUIRED ASSETS AND THE MEMBERSHIP INTERESTS; (ii) THE CONDITION, QUANTITY, QUALITY, CONFORMITY TO MODELS OR SAMPLES, FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, OR NON-INFRINGEMENT OF ANY ACQUIRED ASSETS; (iii) THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS FURNISHED OR MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS WHETHER BEFORE, ON, OR AFTER THE EXECUTION DATE; (iv) PRICING ASSUMPTIONS, OR QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY), ATTRIBUTABLE TO THE ACQUIRED ASSETS OR THE ABILITY OR POTENTIAL OF SUCH ASSETS TO PRODUCE HYDROCARBONS; (v) THE ENVIRONMENTAL CONDITION OF THE ACQUIRED ASSETS, BOTH SURFACE AND SUBSURFACE; OR (vi) ANY OTHER MATTERS CONTAINED IN ANY MATERIALS FURNISHED OR MADE AVAILABLE TO PURCHASER OR ANY OF THEIR ENTITY REPRESENTATIVES BY SELLERS OR ANY OF ITS ENTITY REPRESENTATIVES.

(c) Inspection. PURCHASER SHALL HAVE INSPECTED, OR WAIVED (AND UPON CLOSING SHALL BE DEEMED TO HAVE WAIVED) ITS RIGHT TO INSPECT, THE ACQUIRED ASSETS FOR ALL PURPOSES, AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING CONDITIONS SPECIFICALLY RELATING TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS MATERIALS, SOLID WASTES, ASBESTOS, OTHER MAN-MADE FIBERS, AND NATURALLY OCCURRING RADIOACTIVE MATERIALS, BUT WITHOUT PREJUDICE TO ITS RIGHTS PROVIDED OTHERWISE UNDER THIS AGREEMENT. EXCEPT WITH RESPECT TO FRAUD, PURCHASER IS RELYING SOLELY UPON THE TERMS OF THIS AGREEMENT AND ITS OWN INSPECTION OF THE ACQUIRED ASSETS.

(d) “As is, Where Is” Purchase. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, THE ACQUIRED ASSETS SHALL BE ACQUIRED IN AN “AS IS, WHERE IS” CONDITION, AND PURCHASER SHALL ASSUME ALL RISKS AND LIABILITIES THAT THE ACQUIRED ASSETS MAY CONTAIN HAZARDOUS MATERIALS OR OTHER WASTE (INCLUDING, BUT NOT LIMITED TO NORM), TOXIC, HAZARDOUS, EXTREMELY HAZARDOUS, OR OTHER MATERIALS OR SUBSTANCES, OR OTHER ADVERSE PHYSICAL CONDITIONS, INCLUDING THE PRESENCE OF UNKNOWN ABANDONED OIL AND GAS WELLS, WATER WELLS, SUMPS, PITS, PIPELINES, OR OTHER WASTE OR SPILL SITES THAT MAY NOT HAVE BEEN REVEALED BY PURCHASER’S INVESTIGATION. FROM AND AFTER THE CLOSING, ALL RESPONSIBILITY AND LIABILITY RELATING TO ALL SUCH CONDITIONS, WHETHER KNOWN OR UNKNOWN, FIXED OR CONTINGENT, SHALL BE ASSUMED BY PURCHASER, THE COMPANIES AND THE CAC SUBSIDIARIES, AS APPLICABLE.

(e) Calculations, Reporting and Payments. PURCHASER ACKNOWLEDGES AND AGREES THAT CLAIMS OR PROCEEDINGS AGAINST SELLERS, THE COMPANIES OR THE CAC SUBSIDIARIES OR TO WHICH SELLERS, THE COMPANIES OR THE CAC SUBSIDIARIES ARE OR MAY BECOME A PARTY BEFORE, ON, OR AFTER THE CLOSING MAY HAVE AN EFFECT ON THE CALCULATION OF, AND LIABILITY WITH RESPECT TO, TAXES, ROYALTIES, RENTALS, AND OTHER PAYMENT OBLIGATIONS OF PURCHASER, THE COMPANIES AND THE CAC SUBSIDIARIES ARISING AFTER THE EFFECTIVE TIME RELATING TO THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES AND THE NET REVENUE INTEREST OR WORKING INTEREST WITH RESPECT TO THE ACQUIRED ASSETS. NOTWITHSTANDING THAT SELLERS HAVE RETAINED ANY LIABILITY OR RESPONSIBILITY UNDER THIS AGREEMENT FOR THE PAYMENT OF ANY LOSSES OR CLAIMS WITH RESPECT TO ANY OF THE FOREGOING, THE LIABILITIES RETAINED BY SELLERS HEREUNDER SHALL NOT INCLUDE, AND PURCHASER HEREBY EXPRESSLY RELEASES THE INDEMNIFIED SELLER PARTIES FROM, ANY LIABILITY OR RESPONSIBILITY ARISING OUT OF OR RELATING TO ANY EFFECT THAT THE OUTCOME OR SETTLEMENT OF ANY SUCH CLAIMS OR PROCEEDINGS MAY HAVE ON THE CALCULATION OF TAXES, ROYALTIES, RENTALS, AND OTHER PAYMENT OBLIGATIONS OF THE COMPANIES OR THE CAC SUBSIDIARIES ARISING AFTER THE EFFECTIVE TIME OR THE NET REVENUE INTEREST OR WORKING INTEREST WITH RESPECT TO THE ACQUIRED ASSETS AFTER THE EFFECTIVE TIME. FOR THE AVOIDANCE OF DOUBT, PURCHASER ACKNOWLEDGES AND AGREES THAT PURCHASER CANNOT RELY ON OR FORM ANY CONCLUSIONS FROM THE METHODOLOGIES USED BY SELLERS, THE COMPANIES OR THE CAC SUBSIDIARIES FOR THE CALCULATION AND REPORTING OF PRODUCTION, ROYALTIES, AND TAXES ATTRIBUTABLE TO PRODUCTION.

[Signature Pages Follow.]

The Parties have executed this Agreement as of the Execution Date.

PURCHASER:

DIVERSIFIED GAS & OIL CORPORATION

By:	/s/ Robert R. Hutson, Jr.
Robert R. Hutson, Jr.
Chief Executive Officer

SELLERS:

CARBON ENERGY CORPORATION

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
Chief Executive Officer

NYTIS EXPLORATION (USA) INC.

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President & Chief Executive Officer

COMPANIES:

NYTIS EXPLORATION COMPANY LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
Chief Executive Officer

CARBON APPALACHIAN COMPANY, LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President

Signature Page to

Membership Interest Purchase And Sale Agreement

CAC SUBSIDIARIES:

Carbon Tennessee Mining Company, LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President

Carbon Appalachia Group, LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President

Carbon Appalachia Enterprises, LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President

Appalachia Gas Services Company, LLC

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President

coalfield pipeline company

By:	/s/ Patrick R. McDonald
Patrick R. McDonald,
President & Chief Executive Officer

knox energy, LLC

By:	Carbon Appalachia Enterprises, LLC,
its sole Member

By:	/s/ Patrick R. McDonald
Patrick R. McDonald
President

Signature Page to

Membership Interest Purchase And Sale Agreement

carbon west virginia company llc

By:	/s/ Patrick R. McDonald
Patrick R. McDonald
President

cranberry pipeline corporation

By:	/s/ Patrick R. McDonald
Patrick R. McDonald
President

Signature Page to

Membership Interest Purchase And Sale Agreement

Appendix A

Defined Terms

As used in the Agreement, the following terms have the meanings indicated:

“Accounting Referee” has the meaning provided in Section 13.1(d).

“Acquired Assets” has the meaning provided in Section 2.2.

“Acquired Properties” has the meaning provided in Section 2.2(c).

“Administrative Agent” means the Administrative Agent identified as such in the Credit Agreement.

“Adverse Environmental Condition” means any (i) Environmental Liability; (ii) violation of Environmental Laws or Permits issued thereunder; or (iii) any contamination or condition exceeding regulatory limits applicable to the applicable Asset as currently operated and not otherwise authorized by Law, resulting from any discharge, Release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other acts or omissions on, in or from any Asset, or the migration or transportation from other lands to any Asset, of any Hazardous Materials that require Remediation pursuant to any current federal, state or local Laws, including Environmental Laws.

“AFE” has the meaning provided in Section 7.19.

“Affiliate” means, with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. As used in this definition, the word “control” (and the words “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning provided in the Preamble.

“Allocated Value” has the meaning provided in Section 3.5(c).

“Asset” has the meaning provided in Section 3.5(c).

“Asset Taxes” has the meaning provided in Section 14.2(c).

“Assignment of the CAC Membership Interests” has the meaning provided in Section 12.2(a)(i).

“Assignment of the Nytis LLC Membership Interests” has the meaning provided in Section 12.2(a)(ii).

“Assumed Liabilities” has the meaning provided in Section 15.1(a).

“Background Materials” has the meaning provided in Section 8.9(a).

“Base Purchase Price” has the meaning provided in Section 3.1(a).

“Benefit Plan” has the meaning provided in Section 7.22(c).

“Blue Sky Laws” has the meaning provided in Section 7.11(b).

“Business Day” means any day other than a Saturday, Sunday, or a day on which banks in the State of West Virginia are authorized or obligated to close.

“Business Employees” means those persons employed by the Companies and the CAC Subsidiaries and listed on Schedule 7.22(a).

“CAC” has the meaning provided in the Preamble.

Appendix

“CAC Membership Interests” has the meaning provided in the Recitals.

“Carbon Board” has the meaning provided in the Recitals.

“CAC Subsidiary” and “CAC Subsidiaries” have the meanings provided in the Preamble.

“Cap” has the meaning provided in Section 15.7(a)

“Carbon” has the meaning provided in the Preamble.

“Carbon Consenting Stockholder” has the meaning provided in the Recitals.

“Carbon Requisite Stockholder Approval” means the adoption of this Agreement by the stockholders of Carbon by the affirmative vote or written consent of the holders of a majority of the outstanding shares of the common stock and preferred stock of Carbon.

“Carbon Stockholder Consent” has the meaning provided in the Recitals.

“Casualty Loss” means any Loss or reduction of value with respect to the Acquired Assets or that occurs as a result of (i) acts of God, fire, explosion, terrorist attack, earthquake, windstorm, flood, drought, or similar occurrence, or (ii) a taking in condemnation or under right of eminent domain, in each case under subparts (i) or (ii), without regard to any related insurance proceeds, and specifically excluding, for the avoidance of doubt, changes in market conditions, including product and commodities prices, the availability of supply and distribution channels, production declines, adverse conditions or changes in production characteristics or downhole conditions of any wells, including any well watering out, or experiencing a collapse in the casing or sand infiltration, and depreciation through ordinary wear and tear.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Claim” means any notice, claim, demand, allegation, cause of action, chose in action, or other communication alleging or asserting Liability or seeking contribution, indemnification, cost recovery, or compensation for Losses or injunctive or other equitable relief.

“Claim Notice” has the meaning provided in Section 15.4(a).

“Closing” has the meaning provided in Section 12.1.

“Closing Certificate” has the meaning provided in Section 12.2(f).

“Closing Date” has the meaning provided in Section 12.1.

“Closing Payment” has the meaning provided in Section 3.4(b).

“Code” means the Internal Revenue Code of 1986.

“Company” and “Companies” have the meanings provided in the Preamble.

“Company Entity” and “Company Entities” have the meanings provided in Section 7.5(a).

“Confidential Information” has the meaning provided in Section 9.11(b).

“Contemplated Transactions” means the purchase and sale of the Membership Interests and the other transactions provided by this Agreement or any of the other Transaction Documents.

“Contingent Payment” has the meaning in Section 3.1(b).

Appendix

“Contract” means all farmout and farmin agreements, operating agreements, production sales and purchase contracts, processing contracts, gathering contracts, transportation contracts, storage contracts, saltwater disposal agreements, Surface Rights Agreements, division and transfer orders, areas of mutual interest, balancing contracts, unitization, pooling and communitization agreements, leases and subleases, and all other written contracts, contractual rights, interests, in each case, primarily relating to any or all of the Acquired Properties or the production handling or transportation of Hydrocarbons, water or other substances attributable thereto or produced therefrom including, for the avoidance of doubt, the Material Contracts and any such contracts, agreements or arrangements entered into between the date hereof and the Closing, in the ordinary course of Sellers’ business, subject to Section 9.1; provided, however, that “Contracts” shall not include the Leases or Permits.

“COPAS” means the Council of Petroleum Accountant Societies of North America.

“Credit Agreement” means that certain Amended and Restated Credit Agreement by and among Nytis USA and Carbon Appalachia Enterprises, LLC, as Borrowers, and Prosperity Bank, as Administrative Agent, and the Lenders from time to time party thereto, dated December 31, 2018, as amended.

“Customary Post-Closing Consents” means consents, approvals, notices and authorizations of Governmental Authorities and third parties required to be obtained by Sellers, the Companies or the CAC Subsidiaries in order to permit the transfer of the Membership Interests to Purchaser that are customarily obtained after Closing, or not required by Law to be obtained until after Closing.

“Data” has the meaning provided in Section 2.2(o).

“Defect Adjustment” means an amount, subject to Title Defect Thresholds, Environmental Defect Thresholds and the Defect Deductible, equal to the sum of (i) the aggregate of all Title Defect Values and (ii) the aggregate of all Remediation Amounts.

“Defect Deductible” means Two Million Two Hundred Thousand Dollars ($2,200,000).

“Defect Notice Deadline” has the meaning provided in Section 5.2(a).

“Defensible Title” means that title of CAC, the applicable CAC Subsidiary, Nytis LLC and, proportional to Nytis LLC’s ownership of thereof, the Nytis LLC Subsidiaries, as applicable, that as of the Effective Time and the Closing Date, in and to the Acquired Assets, that is free and clear of all Liens (subject to and except for any Permitted Liens) and:

(a) that entitles the applicable Company Entity to receive not less than the Net Revenue Interest set forth in Exhibit A (as to the Leases) and Exhibit B (as to the Wells) without reduction during the productive life thereof; except as such Net Revenue Interest may be reduced from time to time due to (or in the case of clause (4) below, incidental to): (1) the establishment after the Execution Date of units, or changes in existing units (or the participating areas therein), whether voluntary or by Order; (2) the exercise or reversion after the Execution Date of non-consent rights under applicable operating agreements; (3) the entry into of pooling, spacing, proration, communitization, unitization, or similar agreements after the Execution Date; (4) Operations after the Execution Date as permitted or required by the terms of this Agreement; or (5) rights of third parties to make up past underproduction or pipelines to make up past under deliveries; and

(b) obligates the applicable Company Entity to bear not more than the Working Interest for such Well set forth in Exhibit B without increase during the productive life or abandonment thereof, unless there is a proportionate increase in the Net Revenue Interest during the productive life thereof; and

(c) for each Midstream Asset, entitles the applicable Company Entity to lawfully operate such Midstream Asset in a manner consistent with current operations (ie, receive 100% of the revenue and bear 100% of the expenses (each as proportional to such Company Entity’s ownership of the Midstream Asset) associated with the transportation of Hydrocarbons using such Midstream Assets); and

Appendix

(d) with respect to Mineral Fee Interests and Owned Real Estate is perpetual and not subject to limited term or reversion, except as specifically set forth on Exhibit A.

“Deposit” has the meaning provided in Section 3.2.

“DGCL” has the meaning provided in the Recitals.

“Disputed Environmental Matters” has the meaning provided in Section 6.3(a).

“DOI” means United States Department of Interior and any sub-agencies, bureaus or offices thereof, including, but not limited to, the United States Bureau of Land Management, the United States Bureau of Indian Affairs, and the Bureau of Ocean Energy Management, Regulation and Enforcement.

“Due Diligence Review” has the meaning provided in Section 4.1(a).

“Easement” means any easement, right-of-way, license, servitude, surface lease, surface use agreement, or other similar asset, right, or interest in real property.

“Effective Time” has the meaning provided in Section 2.5.

“Election Date” has the meaning provided in Section 14.2(e).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society, or other incorporated or unincorporated enterprise, association, organization, or entity.

“Entity Representative” means, with respect to any Entity, such Entity’s directors, managing general partners, managers, members, officers, employees, agents, advisors, and attorneys.

“Environment” means soil, land surface, or subsurface strata, surface water, groundwater, stream sediments, ambient and other air, atmosphere, plant and animal life, or other environmental medium or natural resource.

“Environmental Defect Property” has the meaning provided in Section 6.1(b)(i).

“Environmental Defect Threshold” means $50,000.

“Environmental Expert” has the meaning provided in Section 6.3(d).

“Environmental Indemnity Agreement” has the meaning provided in Section 6.1(b)(iii).

“Environmental Law” means any present or future Law relating to relating to (i) protection of human health or the Environment or workplace safety or occupational health; (ii) Liability for or costs of Remediation or prevention of Release of Hazardous Materials, (iii) Liability for or costs of any other actual or future threat to human health or the Environment; (iv) the use, transportation, presence, storage, handling, management, disposal, recycling, treatment, generation, processing, labeling, production, Release, contamination, or exposure of or to Hazardous Materials; including the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Emergency Planning and Community Right-to-Know Act, the Federal Water Pollution Control Act, the Rivers and Harbors Appropriation Act, the Safe Drinking Water Act, the Superfund Amendments and Reauthorization Act, the Toxic Substance Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Resource Conservation and Recovery Act, the Solid Waste Disposal Act, the Hazardous Materials Transportation Act, the National Environmental Policy Act, the Endangered Species Act, the Fish and Wildlife Coordination Act, the National Historic Preservation Act, the Oil Pollution Act of 1990, the Occupational Safety and Health Act, and any other Laws whose purpose is to conserve or protect human health or the Environment as such Laws may be amended from time to time.

Appendix

“Environmental Liabilities” means any and all environmental response costs (including costs of Remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post judgment interest, court costs, attorneys’ fees and other liabilities incurred or imposed (a) pursuant to any Order, notice of responsibility, directive (including requirements embodied in Environmental Laws) or similar act (including settlements) by any Governmental Authority to the extent arising out of any violation of, or Remediation obligation under, any Environmental Laws that are attributable to the ownership or operation of the Acquired Assets or (b) pursuant to any claim or cause of action by a Governmental Authority or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws, in each case, that is attributable to the ownership or operation of the Acquired Assets; provided, however, in all cases “Environmental Liabilities” shall not include any Retained Liabilities.

“Equipment” means tanks, boilers, buildings, improvements, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, Christmas trees, derricks, platforms, separators, compressors, gun barrels, and other equipment, fixtures, physical facilities, and surface and subsurface machinery, but excluding Operating Inventory.

“Equity Interest(s)” means (a) any shares of capital stock, (b) any membership interests or units, (c) any partnership interests, (d) any other interest or participation that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities or (g) any other interest classified as an equity security of a Person.

“ERISA” has the meaning provided in Section 7.22(c).

“Escrow Agent” has the meaning provided in Section 3.2.

“Escrow Agreement” means that certain Escrow Agreement of even date herewith among Sellers, Purchaser and Escrow Agent.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Employment Agreement” and “Excluded Employment Agreements” has the meaning provided in Section 9.19(a).

“Execution Date” has the meaning provided in the Preamble.

“Excluded Assets” has the meaning provided in Section 2.3.

“FERC” means the Federal Energy Regulatory Commission.

“Final Base Purchase Price” has the meaning provided in Section 13.1(a).

“Final Determination Date” has the meaning provided in Section 13.1(h).

“Final Purchase Price” has the meaning provided in Section 13.1(a)(i).

“Final Settlement Date” has the meaning provided in Section 13.1(a).

“Final Settlement Disputes” has the meaning provided in Section 13.1(d).

“Final Settlement Statement” has the meaning provided in Section 13.1(a).

“Financial Statements” has the meaning provided in Section 7.7(b)(i).

Appendix

“Fundamental Representations” means the representations and warranties in Sections 7.1 (Existence and Good Standing), 7.2 (Power and Authority), 7.3 (Due Authorization), 7.4 (Execution and Delivery; Enforceability), 7.5 (Title); and 7.6 (Liability for Brokers’ Fees), 7.23(a) and (b) (Partnerships).

“GAAP” means generally accepted accounting principles of the United States of America, consistently applied.

“Governmental Authority” means any federal, state, local, tribal, or foreign government, court of competent jurisdiction, administrative or regulatory body, agency, bureau, commission, governing body of any national securities exchange, or other governmental authority or instrumentality in any domestic or foreign jurisdiction, and any appropriate division of any of the foregoing.

“Hazardous Material” means any: (i) petroleum, waste oil, crude oil, asbestos, urea formaldehyde, or polychlorinated biphenyl; (ii) waste, gas, or other substance or material that is explosive or radioactive; (iii) “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” as designated, listed, or defined (whether expressly or by reference) in any statute, regulation, Environmental Law, or other Law (including CERCLA and any other so called “superfund” or “superlien” Law and the respective regulations promulgated thereunder); (iv) other substance or material (regardless of physical form) that is subject to any Environmental Law or other Law that regulates or establishes standards of conduct in connection with, or that otherwise relates to, the protection of human health, plant life, animal life, natural resources, property, or the enjoyment of life or property from the presence in the Environment of any solid, liquid, gas, odor, noise, or form of energy; or (v) compound, mixture, solution, product, or other substance or material that contains any substance or material referred to in clause (i), (ii), (iii), or (iv) above.

“Hedging Instrument” means: (i) any futures trade, put option, synthetic put option, call option, or other arrangement relating to commodities entered into by a Person on any commodities exchange to hedge such Person’s exposure to or to speculate on commodity prices; and (ii) any swap, collar, floor or other derivative transaction or hedging arrangement of any type or nature whatsoever in the over-the-counter derivatives market.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids, plant products, and other liquid or gaseous hydrocarbons (including condensate, wet gas, dry gas, and residue gas) produced in association with the foregoing, including coalbed methane gas and CO2.

“Imbalance” means (a) any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of any of the Company Entities therein and the shares of production from the relevant Well to which any of the Company Entities is entitled, (b) any Pipeline Imbalance, and (c) any imbalance relating to gathering, transportation or purchase customers.

“Income Tax” means any United States federal, state, local, or foreign Tax based on or measured by reference to net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Indemnified Party” has the meaning provided in Section 15.4(a).

“Indemnified Purchaser Parties” means Purchaser and its Affiliates, and the respective Entity Representatives of the foregoing. For the avoidance of doubt, the Companies and the CAC Subsidiaries shall be an Indemnified Purchaser Party with respect to periods beginning on or after the Closing Date.

“Indemnified Seller Parties” means Sellers and their respective Affiliates, and the respective Entity Representatives of the foregoing. For the avoidance of doubt, the Company Entities shall not be an Indemnified Seller Party.

“Indemnifying Party” has the meaning provided in Section 15.4(a).

“Indemnity Deductible” has the meaning provided in Section 15.6(b).

Appendix

“Indemnity Escrow Agreement” means the escrow agreement concerning the Indemnity Escrow Fund, in the form mutually agreed to by Purchaser and Seller, to be entered into as of the Closing Date by and among Purchaser, Sellers, and the Escrow Agent.

“Indemnity Escrow Amount” has the meaning provided in Section 3.4(b)(i).

“Indemnity Escrow Fund” has the meaning provided in Section 3.4(b)(i).

“Indemnity Threshold” has the meaning provided in Section 15.7(b).

“Information Request” has the meaning provided in Section 9.11(c).

“Information Statement” has the meaning provided in Section 7.11(b).

“Interest Addition” has the meaning provided in Section 5.5(a).

“Interim Operation Approval Threshold” has the meaning provided in Section 9.1(a)(iii).

“Invasive Activity” has the meaning provided in Section 4.1(c).

“Knowledge of Sellers” means the actual knowledge, after due inquiry, of Patrick McDonald, Steven Ferris, Richard Finucane, Lloyd Hall, Michael Potter, and Mark Pierce.

“Knowledge of Purchaser” means the actual knowledge, after due inquiry, of Robert Hutson, Jr., Bradley Gray, and James Rode.

“Lands” has the meaning provided in Section 2.2(a).

“Law” means any federal, state, local, municipal, foreign, tribal, or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, proclamation, treaty, convention, rule, regulation, or decree, whether legislative, municipal, administrative, or judicial in nature, enacted, adopted, passed, promulgated, made, or put into effect by or under the authority of any Governmental Authority.

“Leased Real Estate” has the meaning provided in Section 2.2(k).

“Leases” has the meaning provided in Section 2.2(a).

“Lexington Office Lease” means that certain Commercial Lease dated July 31, 2011, as amended, by and between Twenty-Four Eighty, LLC and Nytis LLC, related to the real property located at 2480 Fortune Drive, Lexington, Kentucky.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, nature, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, in contract, tort, strict liability, or otherwise, including all costs and expenses relating to the foregoing.

“Lien” means any mortgage, deed of trust, pledge, assessment, security interest, lien, adverse claim, levy, or charge.

“Loss” means any actual loss, damage, injury, Liability, fine, sanction, penalty, Tax, charge, fee, cost (including costs incurred in settlement of any Proceeding), or expense (including any reasonable legal fees, expert fees, accounting fees, or advisory fees) of any kind or character.

Appendix

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to (a) the business, results of operations, financial condition, operations or assets of the Company Entities considered as a whole, or (b) the ability of Sellers to consummate the Contemplated Transactions; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect:

(a) any adverse change, event, development, or effect arising from or relating to:

(i) general business or economic conditions, including such conditions related to the oil and gas industry and/or the business or Operations of the Company Entities;

(ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States; natural disasters, weather conditions, outbreaks of disease, epidemics and pandemics (including the CoVid-19 pandemic) and effects thereof, and similar force majeure events;

(iii) financial, banking, commodities, products, or securities markets (including any disruption thereof and any decline in the price of any commodity, product, security or any market index);

(iv) disruptions in transportation and distribution channels;

(v) depreciation of any personal property through ordinary wear and tear;

(vi) the taking of any action contemplated by this Agreement or the other Transaction Documents;

(vii) changes in Laws, Orders, or other binding directives issued by any Governmental Authority, except to the extent arising as a result of any action or inaction of Sellers or the Company Entities;

(ix) any changes in applicable accounting regulations or principles or interpretations thereof;

(x) the failure of the Companies or the CAC Subsidiaries to meet any revenue or earnings projections; or

(xi) any change resulting from the announcement of the Contemplated Transactions; and

(b) any adverse change in or effect on the Acquired Assets or Operations of the Company Entities that is cured or, if such adverse change is with respect to a Material Contract, waived in writing before the earlier of the Closing Date and the termination of this Agreement.

“Material Contracts” has the meaning provided in Section 2.2(g).

“Material Required Consents” means consents, approvals, and authorizations of Governmental Authorities and third parties required to be obtained by Sellers, the Companies or the CAC Subsidiaries before the Closing to permit the transfer of the Membership Interests to Purchaser or that would void or make voidable any Acquired Assets upon the transfer of the Membership Interests to Purchaser.

“Membership Interests” has the meaning provided in the Recitals.

“Midstream Assets” has the meaning provided in Section 2.2(e)

“Mineral Fee Interests” has the meaning provided in Section 2.2(b).

“Negotiation Period” has the meaning provided in Section 13.1(c).

Appendix

“Net Adjusted Capital,” which may be positive or negative, means an amount equal to the total applicable assets of the Company Entities, on a consolidated basis, minus the total applicable liabilities of the Company Entities, on a consolidated basis, determined (x) consistent with the methodology set forth in Schedule 3.3(b), (y) without giving effect to the Contemplated Transactions, and (z) only to the extent that such items are not already addressed in Section 3.3(a). For purposes of calculating Net Adjusted Capital as described above:

(a) “applicable assets” means the following assets of the Company Entities, on a consolidated basis: (i) cash and cash equivalents as of 12:01AM on the Closing Date, (ii) prepaid expenses and cash bonds, which shall be valued at $251,039 and $345,243, respectively, (iii) oil in tanks, which shall be valued at $500,009, (iv) the Imbalances set forth on Schedule 7.29, which shall be valued at $688,005, (v) the injected storage gas inventory within the Heizer X-1 and Raleigh gas storage fields which shall be valued at $689,207.and excluding the following: (x) debt issuance costs, (y) land and (z) right of use assets (lease accounting standard), as determined consistent with the methodology set forth in Schedule 3.3(b); provided that, for the avoidance of doubt, “applicable assets” shall exclude intercompany accounts receivable; and

(b) “applicable liabilities” means the following liabilities of the Company Entities, on a consolidated basis as of 12:01AM on the Closing Date: (i) pre-Effective Date accounts payable, (ii) pre-Effective Date accrued liabilities, (iii) pre-Effective date revenue suspense obligations, and (iv) pre-Effective Date ad-valorem liabilities, and excluding the following: (t) pre-Closing Date accrued vacation liabilities, (u) firm transportation obligations, (v) lease liabilities (lease accounting standard), (w) asset retirement obligation, (x) post-Effective Date ad-valorem liabilities, and (y) notes payable, as determined consistent with the methodology set forth in Schedule 3.3(b); provided that, for the avoidance of doubt, “applicable liabilities” shall exclude (i) intercompany accounts payable; and (ii) accrued liabilities for employee incentive bonuses.

“Net Mineral Acre” means, as to each Lease, the product of (i) the number of surface acres of land that are described in Lease (i.e. gross acres), multiplied by (ii) the applicable lessor’s mineral interest in the fee minerals, non-executive interests and other mineral fee interests in the lands covered by such Lease, multiplied by (iii) the aggregate Working Interest of CAC, Nytis LLC or the applicable CAC Subsidiary or Nytis Subsidiary in such Lease (provided, however, if items (i) and (ii) of this definition vary as to different areas within any tracts or parcels burdened by such Lease, a separate calculation shall be performed with respect to each such area).

“Net Revenue Interest” or “NRI” means, with respect to any Lease, that interest of CAC, Nytis LLC or the applicable CAC Subsidiary or Nytis Subsidiary in Hydrocarbons produced and marketed from or attributable to such Lease, after giving effect to all Royalties and reversionary interests.

“Non-Disclosure Agreement” means the Mutual Non-Disclosure and Non-Circumvention Agreement, dated as of February 14, 2020, by and among Carbon and Purchaser, as the same may be amended from time to time.

“NORM” means naturally occurring radioactive materials.

“Notice of Environmental Conditions” has the meaning provided in Section 6.1(b).

“Notice of Title Defects” has the meaning provided in Section 5.2(b).

“Nytis LLC” has the meaning provided in the Preamble.

“Nytis LLC Membership Interests” has the meaning provided in the Recitals.

“Nytis USA” has the meaning provided in Preamble.

“Nytis USA Stockholder Consent” has the meaning provided in the Recitals.

“Nytis LLC Subsidiary” and “Nytis LLC Subsidiaries” have the meaning provided in the Preamble.

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“Objection” has the meaning provided in Section 9.11(c).

“Objection Date” has the meaning provided in Section 13.1(b).

“Objection Report” has the meaning provided in Section 13.1(b).

“Open Title Defect” has the meaning provided in Section 5.4(a).

“Operations” means oil and gas exploration, development, and production, and all operations relating thereto, including: (i) the acquisition, purchase, sale, development, operation, maintenance, use and abandonment of oil, gas, and mineral leases and related interests; (ii) the drilling, reworking, production, purchase, sale, transportation, storage, processing, treating, manufacture, and disposal of, or for, Hydrocarbons and associated by-products and wastes; and (iii) the acquisition, construction, installation, maintenance, use, and operation of related Equipment and Operating Inventory.

“Operating Inventory” means rolling stock, pipes, casing, tubing, tubulars, fittings, and other spare parts, supplies, tools, and materials held as operating inventory.

“Order” means any order, judgment, injunction, edict, decree, ruling, assessment, stipulation, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered, or otherwise put into effect by or under the authority of any court or other Governmental Authority or any arbitrator or arbitration panel.

“Organizational Documents” means, with respect to any Entity, the articles or certificate of incorporation, formation, organization, or association; general or limited partnership agreement; limited liability company or operating agreement; bylaws; and other agreements, documents, or instruments relating to the organization, management, or operation of such Entity or relating to the rights, duties, and obligations of the equityholders of such Entity, including any equityholders’ agreements, voting agreements, voting trusts, joint venture agreements, registration rights agreements, and similar agreements.

“Outside Closing Date” means June 30, 2020.

“Owned Real Estate” has the meaning provided in Section 2.2(k).

“Partnership” and “Partnerships” have the meanings provided in the Preamble.

“Party” and “Parties” have the meanings provided in the Preamble.

“Permit” means any permit, license, certificate of authority, franchise, concession, registration, or similar qualification or authorization issued, granted, or given by or under the authority of any Governmental Authority.

“Permitted Lien” means, with respect to any Lease or Well, any of the following:

(a) with respect to any Royalties or reversionary interests, if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest with respect to such Lease or Well below the Net Revenue Interest set forth on Exhibit A (as to the Leases) or Exhibit B (as to the Wells); and assignments, conveyances and other transfer documents if the effect thereof does not operate to increase the Working Interest with respect to such Lease or Well above that set forth on Exhibit A (as to the Leases) or Exhibit B ( as to the Wells) without a proportionate increase in the Net Revenue Interest or reduce the Net Revenue Interest with respect to such Lease or Well below the Net Revenue Interest set forth on Exhibit A (as to the Leases) or Exhibit B ( as to the Wells);

(b) Liens for Taxes not yet delinquent, or, if delinquent, that are being contested in good faith in the ordinary course of business;

(c) All (i) rights to consent by, approvals, and authorizations of, and required notices to, filings with, or other actions by, Governmental Authorities and third parties required to be obtained in connection with the conveyance of the applicable Lease or Well if the same are customarily sought after Closing or to the extent addressed by Section 7.9 (Material Required Consents), Section 9.7 (Governmental Reviews and Filings) and Section 9.8 (Material Required Consents), Sections 7.10 and 9.9 (Preferential Rights), or Section 9.10 (Casualty Loss);

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(d) rights of reassignment upon the surrender or expiration of any Lease;

(e) the Material Contracts and any effects thereof or thereunder, to the extent that such Material Contracts do not reduce the NRI of the applicable Company or CAC Subsidiary set forth on Exhibit A (as to the Leases) or Exhibit B (as to the Wells), increase the WI of the applicable Company or CAC Subsidiary set forth on Exhibit A (as to the Leases) or Exhibit B (as to the Wells), reduce the Net Mineral Acres of the applicable Company or CAC Subsidiary set forth on Exhibit A or increase the Royalty burdening the interest of CAC, Nytis LLC or the applicable CAC Subsidiary set forth on Exhibit A (as to the Leases) or Exhibit B (as to the Wells);

(f) Easements and other rights with respect to surface Operations, on, over, or in respect of any of the Assets or any restriction on access thereto, in each case that do not materially interfere with the Operations, or materially detract from the value, of the affected Asset;

(g) materialmens’, mechanics’, repairmen’s, employees’, contractors’, operators’ or other similar Liens arising in the ordinary course of business or incidental to the Operations of the Assets not yet delinquent, or, if delinquent, payment is being withheld as provided by Law or their validity or amount is being contested in good faith in the ordinary course of business;

(h) rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all applicable Laws and Orders of general applicability in the area of the Assets;

(i) Liens arising under leases, rights-of-way, easements, operating agreements, unitization and pooling agreements and production sales contracts securing amounts not yet due, or, if due, being contested in good faith in the ordinary course of business;

(j) defects in the chain of title prior to 1970 consisting of (i) the failure to recite marital status in a document, or (ii) omissions of heirship or estate proceedings where no affirmative evidence shows that another Person has asserted a superior claim of title to the Asset;

(k) defects that have been cured by satisfaction of all requirements under applicable statutes of limitation for adverse possession or for prescription or similar laws or other defects that have been cured by statutes of limitations;

(l) defects arising out of the lack of a survey, unless a survey is required by applicable Law;

(m) lis pendens with respect to Claims and Proceedings, to the extent such Claims and Proceedings are being contested in good faith in the ordinary course of business and are listed in Schedule 7.14;

(n) Liens released at or before the Closing at no expense or cost to Purchaser;

(o) defects based on the failure to record any Lease issued by the DOI or a State (or any department, subgroup, office or bureau thereof), or any assignments of record title or operating rights in such Lease in the real property or other county records, if such Lease or assignments were properly filed in the DOI or state offices (or any department, subgroup, office or bureau thereof) that constitute the official filing situs for such Lease or assignment;

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(p) defects based on the failure of the records of the DOI, state, or other Governmental Authority to reflect the applicable Company or CAC Subsidiary as the record owner of any Lease if such Entity is reflected as the record owner in the applicable county real property records;

(q) lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that such corporate action was not authorized and results in another Person’s claim of superior title to the relevant Asset from a third party;

(r) the receipt of proceeds with respect to an Asset in an amount less than the Net Revenue Interest therefor pending finalization of a division order or other title opinion;

(s) unreleased oil and gas leases absent reasonable evidence that such leases continue in force and effect;

(t) any Lien or loss of title resulting from the conduct of business of the Companies or the CAC Subsidiaries in compliance with this Agreement;

(u) any defect that affects only which Person has the right to receive Royalty payments (rather than the amount of such Royalty) and that does not affect the validity of the underlying Asset, and to the extent the same does not (i) reduce the Net Revenue Interest of the applicable Company or CAC Subsidiary in the applicable Asset below that shown in Exhibit A (as to the Leases) or Exhibit B (as to the Wells) or (ii) obligates the applicable Company or CAC Subsidiary to bear a Working Interest for any Asset above the percentage shown in Exhibit A (as to the Leases) or Exhibit B (as to the Wells) unless the Net Revenue Interest for such Asset is greater than the Net Revenue Interest set forth on Exhibit A (as to the Leases) or Exhibit B (as to the Wells) for such Asset in the same proportion as any increase in such Working Interest; and

(v) the failure to obtain any Permits, Easements, rights-of-way, pooling agreements or authorizations, unit designations or production or drilling units not yet obtained, formed or created with respect to undeveloped locations that have not been spudded.

“Person” means any natural person, Entity, or Governmental Authority.

“Phase I Environmental Site Assessment” means an environmental site assessment performed pursuant to the American Society for Testing and Materials (“ASTM”) E1 527-13, or any similar environmental assessment.

“Pipeline Imbalance” shall mean any marketing imbalance between the quantity of Hydrocarbons attributable to the Acquired Assets required to be delivered by any of the Company Entities under any contract relating to the purchase and sale, gathering, transportation, storage, processing or marketing of such Hydrocarbons and the quantity of Hydrocarbons attributable to the Acquired Assets actually delivered by any of the Company Entities pursuant to the relevant contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Plugging and Abandonment Obligations” means any and all responsibility and Liability for the following, arising out of or relating to the Acquired Assets, whether before, on, or after the Effective Time: (i) the necessary and proper plugging, replugging, and abandonment of the Wells; (ii) the necessary and proper removal, abandonment, and disposal of all fixtures, structures, pipelines, Equipment, Operating Inventory, abandoned property, trash, refuse, and junk located on or comprising part of the Acquired Assets; (iii) the necessary and proper capping and burying of all associated flow lines located on or comprising part of the Acquired Assets; (iv) the necessary and proper restoration of the surface and subsurface to the condition required by applicable Laws, Permits, Orders, and contracts and agreements; (v) the necessary and proper dismantling, salvaging, removal and abandonment of any and all Equipment and Operating Inventory; (vi) all Liabilities and obligations relating to the items described in clauses (i) through (v) above arising from requirements under contracts and agreements and Claims made by Governmental Authorities or third parties claiming any vested interest in the Acquired Assets; and (vii) obtaining and maintaining all bonds, surety arrangements, and supplemental or additional bonds and surety arrangements, that may be required by Laws, Permits, Orders, or contracts, or may otherwise be required by any Governmental Authorities.

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“Post-Closing Environmental Cure Period” has the meaning provided in Section 6.2(b)(ii).

“Post-Closing Title Cure Period” has the meaning provided in Section 5.3(c)(i).

“Pre-Closing Cure Period” has the meaning provided in Section 5.3(b).

“Pre-Closing Date Tax Period” means any taxable period ending on or before the Closing Date.

“Preferential Rights” means all rights of first refusal, rights of first offer or other preferential purchase right provisions to which the Acquired Assets are subject or that are or will be triggered in connection with the transfer and conveyance of the Membership Interests to Purchaser under this Agreement.

“Preliminary Adjustment Amount” has the meaning provided in Section 3.4(b).

“Preliminary Settlement Statement” has the meaning provided in Section 3.4(a).

“Proceeding” means any action, proceeding, litigation, suit, or arbitration (whether civil, criminal, administrative, or judicial in nature) commenced, brought, conducted, or heard before any Governmental Authority, arbitrator or arbitration panel.

“Purchaser” has the meaning provided in the Preamble.

“R&W Insurance Policy” means the Purchaser-side representation and warranty insurance policy to be obtained by Purchaser to be issued by the R&W Insurer to Purchaser with coverage limitations and other terms and conditions as agreed to by Purchaser and the Sellers acting in good faith.

“R&W Insurance Policy Costs” has the meaning provided in Section 3.4(b)(ii).

“R&W Insurer” means the insurer selected by the Parties.

“Records” has the meaning provided in Section 2.2(s).

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the Environment or into or out of any property.

“Remediation” means, with respect to an Adverse Environmental Condition, removal, abatement, response, investigative, cleanup and/or monitoring activities, including any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation, or the installation and operation of remediation systems required under Environmental Laws to correct or remove an Adverse Environmental Condition.

“Remediation Amount” means the cost of implementing and completing the most cost-effective Remediation reasonably available to address and resolve any Adverse Environmental Conditions.

“Retained Liabilities” has the meaning provided in Section 15.1(b).

“Royalties” means royalties, overriding royalties, production payments, net profits interests, other non-cost bearing revenue interests or similar payment burdens upon, measured by, or payable out of production of Hydrocarbons therefrom.

“SEC” means the Securities and Exchange Commission.

“Section 338(h)(10) Election” has the meaning provided in Section 14.2(e).

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“Securities Act” means the Securities Act of 1933, as amended.

“Seller Closing Payment” has the meaning provided in Section 3.4(b)(iv).

“Seller Operated Properties” means those Acquired Assets operated by Sellers or their Affiliates.

“Seller” and “Sellers” have the meanings provided in the Preamble.

“Sellers’ Warranties” has the meaning provided in Section 16.14(b).

“Special Warranty of Title” has the meaning provided in Section 5.1.

“Special Warranty Period” has the meaning provided in Section 5.1.

“Specified Retained Liability” and “Specified Retained Liabilities” have the meanings provided in Section 15.8(c)(ii).

“Statutory Transfer Restrictions” means, with respect to any Equity Interest (including the Membership Interests), those transfer restrictions statutorily imposed on such Equity Interest under the Securities Act or other applicable securities Laws.

“Storage Fields” has the meaning provided in Section 2.2(l).

“Straddle Period” shall mean any taxable period beginning on or before the Effective Time and ending after the Closing Date.

“Superior Proposal” means a bona fide written Takeover Proposal that the Carbon Board determines in good faith (after consultation with outside legal counsel) is more favorable from a financial point of view to the holders of Carbon’s common stock than the Contemplated Transactions, taking into account: (a) all financial considerations; (b) the identity of the third party making such Takeover Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on Carbon, including relevant legal, regulatory, and other aspects of such Takeover Proposal deemed relevant by the Carbon Board (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of the party invoking the condition); and (e) any revisions to the terms of this Agreement proposed by Purchaser during the Superior Proposal Notice Period.

“Superior Proposal Notice Period” means the five (5) Business Day period immediately following delivery of Carbon’s written notice to Purchaser that it has received a Superior Proposal, which notice shall state expressly that (i) Carbon has received a Takeover Proposal that the Carbon Board has determined constitutes a Superior Proposal and (ii) Carbon specifies the identity of the party making the Superior Proposal and the material terms and conditions thereof in such notice and includes a copy of the Superior Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) for such Superior Proposal and any related documents, including financing documents, to the extent provided by the relevant party in connection with the Superior Proposal (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price or financing, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least one (1) Business Day remains in the Superior Proposal Notice Period subsequent to the time Carbon notifies Purchaser of any such material revision (it being understood that there may be multiple extensions)).

“Surface Rights Agreements” has the meaning provided in Section 2.2(f).

“Surviving Environmental Defect” has the meaning provided in Section 6.2(b).

“Surviving Title Defect” has the meaning provided in Section 5.3(b).

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“Suspense Funds” has the meaning provided in Section 2.2(t).

“Takeover Proposal” means an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group (other than Purchaser), relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (a) direct or indirect acquisition of assets of the Companies or the CAC Subsidiaries (but excluding sales of assets in the ordinary course of business); (b) direct or indirect acquisition of all of the voting equity interests of the Companies; (c) tender offer or exchange offer that (i) if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 50% or more of the voting power of Carbon and (ii) does not contemplate by its terms the closing of the Contemplated Transactions; (d) merger, consolidation, other business combination, or similar transaction involving the Sellers, the Companies or any of the CAC Subsidiaries, (i) pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 50% or more of the consolidated net revenues, net income, or assets of the Sellers, the Companies, and the CAC Subsidiaries, taken as a whole and (ii) which does not contemplate by its terms the closing of the Contemplated Transactions; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Sellers, the Companies or the CAC Subsidiaries which, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Sellers, the Companies and the CAC Subsidiaries, taken as a whole, and which does not contemplate by its terms the closing of the Contemplated Transactions; or (f) any combination of the foregoing.

“Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies, unclaimed property or escheat obligations, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, services, occupation, ad valorem, real or personal property, excise, severance, production, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, and assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

“Tax Return” means any return, declaration, report or information return (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax.

“Technical Data” means proprietary geologic, geophysical, seismic data and seismic licenses, including any and all interpretative data and analysis of any of the foregoing.

“Termination Fee” means an amount equal to $3,800,000.

“Third-Party Claim” has the meaning provided in Section 15.4(b).

“Title Defect” means any Lien, charge, encumbrance or defect that, if not cured, causes CAC, the applicable CAC Subsidiary or Nytis LLC, as applicable, to not have Defensible Title as of the Effective Time and at the Closing Date in and to an Acquired Asset.

“Title Defect Threshold” means $35,000.

“Title Defect Value” has the meaning provided in Section 5.9.

“Title Disputed Matters” has the meaning provided in Section 5.6.

“Title Expert” has the meaning provided in Section 5.6.

“Title Indemnity Agreement” has the meaning provided in Section 5.3(c)(ii).

“Transaction Documents” means this Agreement and the other contracts, agreements, certificates, documents and instruments delivered or to be delivered by the Parties in connection the Closing.

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“Transfer Taxes” means any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, recording fees, capital, documentary, stamp or similar Taxes, including any penalties, interest or additional amounts which may be imposed with respect thereto.

“Units” has the meaning provided in Section 2.2(d).

“Wells” has the meaning provided in Section 2.2(c).

“Working Interest” or “WI” means, with respect to any Lease or Well, that share of the costs, expenses, burdens, and obligations attributable to the interest of the applicable Company Entity, in each case, as of the Effective Time and at the Closing Date in such Lease or Well, but without regard to the effect of any Royalties.

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